Exhibit 99.4

$900,000,000

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

Dated as of May 23, 2018

among

BRP INC.,

as Holdings,

BOMBARDIER RECREATIONAL PRODUCTS INC.,

as the Borrower,

BANK OF MONTREAL,

as Administrative Agent

and

THE OTHER LENDERS PARTY HERETO FROM TIME TO TIME

TD SECURITIES (USA) LLC and

BMO CAPITAL MARKETS CORP.,

as Joint Lead Arrangers,

and

TD SECURITIES (USA) LLC,

BMO CAPITAL MARKETS CORP.,

RBC CAPITAL MARKETS, and

CITIBANK, N.A.,

as Joint Bookrunners

-i-

-ii-

-iii-

-iv-

-v-

SCHEDULES

I	Guarantors
II	Existing Investments
1.01A	Commitments
1.01E	Mortgaged Properties
5.11	Subsidiaries and Other Equity Investments
6.17	Post-Closing Actions
7.01(b)	Existing Liens
7.03(b)	Existing Indebtedness
7.08	Transactions with Affiliates
7.09	Existing Restrictions
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A	Committed Loan Notice
B	[Reserved]
C	Term Note
D-1	Compliance Certificate
D-2	Solvency Certificate
E-1	Assignment and Assumption
E-2	[Reserved]
E-3	Acceptance and Prepayment Notice
E-4	Discount Range Prepayment Notice
E-5	Discount Range Prepayment Offer
E-6	Solicited Discounted Prepayment Notice
E-7	Solicited Discounted Prepayment Offer
E-8	Specified Discount Prepayment Notice
E-9	Specified Discount Prepayment Response
F-1	Canadian Security Agreements
F-2	U.S. Security Agreement
G	Second Lien Intercreditor Agreement
H-1	Canadian Perfection Certificate
H-2	U.S. Perfection Certificate
I	Revolving/Term Loan Intercreditor Agreement
J	First Lien Pari Passu Intercreditor Agreement

-vi-

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

This FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT is entered into as of May 23, 2018, among BRP Inc. (“Holdings”), Bombardier Recreational Products Inc. (the “Borrower”), the other Guarantors party hereto from time to time, Bank of Montreal (“BMO”), as Administrative Agent and each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”).

PRELIMINARY STATEMENTS

Subject to the satisfaction of the conditions set forth in the Amendment and Restatement Agreement dated as of May 23, 2018 (the “Restatement Agreement”) among the Borrower, the Guarantors, the Lenders party thereto, BMO, as administrative agent, and the other parties party thereto, the Third Amended and Restated Term Loan Credit Agreement, dated as of June 30, 2016, among the Borrower, the guarantors party thereto from time to time, BMO, as administrative agent and each lender party thereto from time to time (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof prior to the date hereof, and including all annexes and schedules thereto, the “Existing Credit Agreement”) is amended and restated as provided herein (the “Restatement”).

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01        Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Discount” has the meaning set forth in Section 2.05(a)(v)(D)(b).

“Acceptable Prepayment Amount” has the meaning set forth in Section 2.05(a)(v)(D)(c).

“Acceptance and Prepayment Notice” means a notice of the Borrower’s acceptance of the Acceptable Discount in substantially the form of Exhibit E-3.

“Acceptance Date” has the meaning set forth in Section 2.05(a)(v)(D)(b).

“Acquired Indebtedness” means, with respect to any specified Person,

(a)        Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Restricted Subsidiary of, such specified Person, and

(b)        Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Lender” means any Person that is not an existing Lender and has agreed to provide Incremental Commitments pursuant to Section 2.14 or Refinancing Commitments pursuant to Section 2.15.

“Adjusted Eurocurrency Rate” means, with respect to any Eurocurrency Rate Loan for any Interest Period, an interest rate per annum equal to the greater of (a) the Eurocurrency Rate for such Interest Period multiplied by the Statutory Reserve Rate and (b) solely in the case of Term B Loans, 0.00% per annum. The Adjusted Eurocurrency Rate for any Eurocurrency Rate Loan that includes the Statutory Reserve Rate as a component of the calculation will be adjusted automatically with respect to all such Eurocurrency Rate Loans then outstanding as of the effective date of any change in the Statutory Reserve Rate.

“Administrative Agent” means BMO, in its capacity as administrative agent and collateral agent under any of the Loan Documents, or any successor administrative agent and collateral agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Agent Parties” has the meaning set forth in Section 10.02(b).

“Agent-Related Distress Event” means, with respect to the Administrative Agent or any Person that directly or indirectly Controls the Administrative Agent (each, a “Distressed Agent-Related Person”), a voluntary or involuntary case or proceeding with respect to such Distressed Agent-Related Person under any Debtor Relief Law, or a custodian, conservator, receiver or similar official is appointed for such Distressed Agent-Related Person or any substantial part of such Distressed Agent-Related Person’s assets, or such Distressed Agent-Related Person makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Agent-Related Person to be, insolvent or bankrupt; provided that an Agent-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in the Administrative Agent or any Person that directly or indirectly Controls the Administrative Agent by a Governmental Authority or an instrumentality thereof.

“Agent-Related Persons” means the Agents, together with each of their respective Affiliates, officers, directors, employees, partners, agents, advisors and other representatives.

“Agents” means, collectively, the Administrative Agent, the Arrangers and the Bookrunners.

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” means this Fourth Amended and Restated Term Loan Credit Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

“Agreement Currency” has the meaning set forth in Section 10.21.

“All-In Yield” means, as to any Indebtedness, the yield thereof, whether in the form of interest rate, margin, OID, upfront fees, a Eurocurrency Rate or Base Rate floor, or otherwise, in each case, incurred or payable by the Borrower generally to all lenders of such Indebtedness; provided that OID and upfront fees shall be equated to interest rate assuming a 4-year average life to maturity on a straight line basis (e.g. 100 basis points of original issue discount equals 25 basis points of interest rate margin); and provided, further, that “All-In Yield” shall not include prepayment or redemption premiums, amendment fees, arrangement fees, structuring fees, ticking fees, unused line fees, commitment fees, underwriting fees, other similar fees and other fees not paid generally to all lenders in the primary syndication of such Indebtedness.

“Annual Financial Statements” means the audited consolidated balance sheets of Holdings and its Subsidiaries for the fiscal years ended January 31, 2017 and January 31, 2018.

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to Holdings or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Discount” has the meaning set forth in Section 2.05(a)(v)(C)(b).

“Applicable ECF Percentage” means, for any fiscal year, (a) 50% if the Secured Net Leverage Ratio as of the last day of such fiscal year is greater than 3.50:1.00, (b) 25% if the Secured Net Leverage Ratio as of the last day of such fiscal year is less than or equal to 3.50:1.00 and greater than 3.00:1.00 and (c) 0% if the Secured Net Leverage Ratio as of the last day of such fiscal year is less than or equal to 3.00:1.00.

“Applicable Rate” means a percentage per annum equal to, with respect to Term B Loans, (A) for Eurocurrency Rate Loans, 2.00% and (B) for Base Rate Loans, 1.00%.

Notwithstanding the foregoing, (v) the Applicable Rate in respect of any Extended Term Loans shall be the applicable percentages per annum set forth in the relevant Extension Amendment, (w) the Applicable Rate in respect of any Class of Incremental Commitments and Class of Incremental Loans shall be the applicable percentages per annum set forth in the relevant Incremental Amendment, (x) the Applicable Rate in respect of any Class of Replacement Term Loans shall be the applicable percentages per annum set forth in the relevant agreement and (y) in the case of the Term Loans and any Class of Incremental Loans, the Applicable Rate shall be increased as, and to the extent, necessary to comply with the provisions of Section 2.14.

“Appropriate Lender” means, at any time, with respect to Loans of any Class, the Lenders of such Class of Loans.

“Approved Bank” has the meaning set forth in clause (c) of the definition of “Cash Equivalents.”

“Approved Fund” means any Fund that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Arrangers” means each of TD, BMO Capital Markets Corp., each in its capacity as a lead arranger under this Agreement.

“Asset Sale Offer” has the meaning set forth in Section 2.05(b)(ii)(A).

“Asset Sale Payment Date” has the meaning set forth in Section 2.05(b)(ii)(B)(b).

“Assignees” has the meaning set forth in Section 10.07(b)(i).

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit E-1 hereto or any other form approved by the Administrative Agent.

“Attorney Costs” means all reasonable and documented fees, expenses and disbursements of any law firm or other external legal counsel.

“Attributable Indebtedness” means, subject to the second paragraph of Section 1.03, on any date, in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.

“Auction Agent” means (a) the Administrative Agent or (b) any other financial institution or advisor employed by the Borrower (whether or not an Affiliate of the Administrative Agent) with the consent of the Administrative Agent (not to be unreasonably withheld or delayed) to act as an arranger in connection with any Discounted Term Loan Prepayment pursuant to Section 2.05(a)(v); provided that the Borrower shall not designate the Administrative Agent as the Auction Agent without the prior written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Agent); provided, further, that neither the Borrower nor any of its Affiliates may act as the Auction Agent.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bain” means (i) Bain Capital Investors, LLC and its Affiliates, including any investment partnership whose general partner or manager is controlled by, or under direct or indirect common control with, any of the foregoing Persons, and (ii) any officer, director, employee, partner, member or stockholder of the manager or general partner of the Persons identified in clause (i).

“Bankruptcy Code” means Title 11 of the United States Code, as now or hereafter in effect or any successor thereto.

“Base Rate” means for any day a fluctuating rate per annum equal to the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 1/2 of 1% and (c) the Eurocurrency Rate plus 1.00% (or, if such day is not a Business Day, the immediately preceding Business Day); provided that in no event shall the Base Rate with respect to Term B Loans be less than 1.00% per annum. Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Rate or the Eurocurrency Rate shall be effective on the day of such change in the Prime Rate, the Federal Funds Rate or the Eurocurrency Rate, respectively.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Beaudier” means (i) Beaudier Group and its Affiliates, including any investment partnership whose general partner or manager is controlled by, or under common control with, any of the foregoing Persons, and (ii) any officer, director, employee, partner, member or stockholder of the manager or general partner of the Persons identified in clause (i).

“Beaudier Group” means, on any date, any individual who is, or the combination of individuals who are, descendants (as determined in accordance with, and notwithstanding any other provision hereof, the law of Québec) of Joseph-Armand Bombardier and the spouses, whether by marriage, civil union or common law relationship, of such individuals and each trust created solely for the benefit of any such individual or individuals, each of whom owns, directly or indirectly, through the Family Holding Companies or one or more Affiliates, an Equity Interest in Holdings. For the avoidance of doubt, a combination may be comprised of one such individual.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan.”

“BMO” has the meaning set forth in the introductory paragraph to this Agreement.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors. Unless otherwise provided, “Board of Directors” means the Board of Directors of Holdings.

“Bookrunner” means each of TD, BMO Capital Markets Corp., RBC Capital Markets and Citi, each in its capacity as a joint bookrunner.

“Borrower” has the meaning set forth in the introductory paragraph to this Agreement.

“Borrower Materials” has the meaning set forth in Section 6.01.

“Borrower Offer of Specified Discount Prepayment” means the offer by any Company Party to make a voluntary prepayment of Term Loans at a Specified Discount to par pursuant to Section 2.05(a)(v)(B).

“Borrower Retained Prepayment Amounts” has the meaning set forth in Section 2.05(b)(vii).

“Borrower Solicitation of Discount Range Prepayment Offers” means the solicitation by any Company Party of offers for, and the corresponding acceptance by a Lender of, a voluntary prepayment of Term Loans at a specified range of discounts to par pursuant to Section 2.05(a)(v).

“Borrower Solicitation of Discounted Prepayment Offers” means the solicitation by any Company Party of offers for, and the subsequent acceptance, if any, by a Lender of, a voluntary prepayment of Term Loans at a discount to par pursuant to Section 2.05(a)(v)(D).

“Borrowing” means a borrowing consisting of Term Loans of the same Type and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Term Lenders pursuant to Section 2.01(a).

“Business Day” means any day, other than a Saturday or a Sunday or a statutory holiday in the relevant jurisdiction or jurisdictions, and, where used in the context of a notice, delivery, payment or other communication addressed to the Administrative Agent, which is also a day on which banks are not required or authorized to close in New York, Toronto or Montreal and, if such day relates to any Eurocurrency Rate Loan, means any such day that is also a London Banking Day.

“Caisse” means (i) Caisse de dépôt et placement du Québec and its Affiliates, including any investment partnership whose general partner or manager is controlled by, or under direct or indirect common control with, any of the foregoing Persons, and (ii) any officer, director, employee, partner, member or stockholder of the manager or general partner of the Persons identified in clause (i).

“Canadian Defined Benefit Plan” means a Canadian Pension Plan with a “defined benefit provision” (as such term is defined in Section 147.1 of the ITA).

“Canadian Dollars” or “Cdn$” means the freely transferable lawful money of Canada.

“Canadian MEPP” means a “multi-employer plan” (as such term is defined in Section 147.1 of the ITA).

“Canadian Pension Plan” means a “registered pension plan” (as such term is defined in Section 248(1) of the ITA) but excludes a Canadian MEPP.

“Canadian Perfection Certificate” means the certificate substantially in the form of Exhibit H-1 or any other form reasonably approved by the Administrative Agent, as the same shall be supplemented from time to time.

“Canadian Security Agreement” means, collectively, the security agreement and the deeds of hypothec, each substantially in the forms presented in Exhibit F-1.

“Canadian Security Documents” means the Canadian Security Agreements, each Mortgage on Real Property located in Canada, intellectual property security agreements, control agreements, collateral assignments, security agreements, pledge agreements or other similar agreements executed and delivered pursuant to the Existing Credit Agreement, the Collateral and Guarantee Requirement, Article V of the Restatement Agreement, Sections 6.11, 6.13, 6.17 of this Agreement or pursuant to any of the foregoing and each of the other agreements, instruments or documents governed by the Laws of Canada or any province or territory thereof that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

“Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capitalized Leases) by Holdings and its Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures on the consolidated statement of cash flows of Holdings and its Restricted Subsidiaries.

“Capitalized Lease Obligation” means, subject to the second paragraph of Section 1.03, at the time any determination thereof is to be made, the amount of the liability in respect of a Capitalized Lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Leases” means, subject to the second paragraph of Section 1.03, all leases that have been or are required to be, in accordance with GAAP, recorded as capitalized leases; provided that for all purposes hereunder the amount of obligations under any Capitalized Lease shall be the amount thereof accounted for as a liability in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by Holdings and the Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of Holdings and the Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of Holdings that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Collateral Account” means a blocked account at the Administrative Agent (or another commercial bank selected by the Administrative Agent) in the name of the Administrative Agent and under the sole dominion and control of the Administrative Agent, and otherwise established in a manner reasonably satisfactory to the Administrative Agent.

“Cash Equivalents” means to the extent owned by Holdings or any Restricted Subsidiary:

(a)        (1) Dollars, Sterling, Canadian Dollars or Euros or any national currency of any participating member state of the EMU; and

(2) in the case of any Foreign Subsidiary that is a Restricted Subsidiary or any jurisdiction in which Holdings and its Restricted Subsidiaries conducts business, such local currencies held by it from time to time in the ordinary course of business and not for speculation;

(b)        readily marketable obligations issued or directly and fully guaranteed or insured by the government or any agency or instrumentality of the United States or Canada having average maturities of not more than 12 months from the date of acquisition thereof; provided that the full faith and credit of the United States or Canada, as applicable, is pledged in support thereof;

(c)        time deposits or eurodollar time deposits with, insured certificates of deposit, bankers’ acceptances or overnight bank deposits of, or letters of credit issued by, any commercial bank that (i) is a Lender or (ii) has combined capital and surplus of not less than $250,000,000 in the case of U.S. domestic banks and $100,000,000 (or the Dollar equivalent as of the date of determination) in the case of foreign banks (any such bank in the foregoing clauses (i) or (ii) being an “Approved Bank”), in each case with maturities not exceeding 12 months from the date of acquisition thereof;

(d)        commercial paper and variable or fixed rate notes issued by an Approved Bank (or by the parent company thereof) or any variable or fixed rate note issued by, or guaranteed by, a corporation (other than structured investment vehicles and other than corporations used in structured financing transactions) rated A-2 (or the equivalent thereof) or better by S&P, P-2 (or the equivalent thereof) or better by Moody’s or R-1 (low) or better by DBRS, in each case with average maturities of not more than 12 months from the date of acquisition thereof;

(e)        marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively, or R-1 (low) from DBRS (or, if at any time none of Moody’s, S&P or DBRS shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Borrower);

(f)        repurchase obligations for underlying securities of the types described in clauses (b), (c) and (e) above entered into with any Approved Bank;

(g)        securities with average maturities of 12 months or less from the date of acquisition issued or fully guaranteed (i) by any state, commonwealth or territory of the United States, or by any political subdivision or taxing authority of any such state, commonwealth or territory, (ii) by any province or territory of Canada, or by any political subdivision or taxing authority of any such province or territory or (iii) by any foreign government, in each case, having an investment grade rating from S&P, Moody’s or DBRS (or the equivalent thereof);

(h)        Investments (other than in structured investment vehicles and structured financing transactions) with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P, Aaa3 (or the equivalent thereof) or better by Moody’s or AA (high) by DBRS;

(i)        securities with maturities of 12 months or less from the date of acquisition backed by standby letters of credit issued by any Approved Bank;

(j)        instruments equivalent to those referred to in clauses (a) through (i) above denominated in Euros or any other foreign currency comparable in credit quality and tenor to those referred to above and customarily used by corporations for cash management purposes in any jurisdiction outside the United States or Canada to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction;

(k)        Investments, classified in accordance with GAAP as Current Assets of Holdings or any Restricted Subsidiary, in money market investment programs which are registered under the Investment Company Act of 1940 or which are administered by financial institutions having capital of not less than $250,000,000 in the case of U.S. domestic banks and $100,000,000 (or the Dollar equivalent as of the date of determination) in the case of foreign banks, and, in either case, the portfolios of which are limited such that substantially all of such Investments are of the character, quality and maturity described in clauses (a) through (i) of this definition; and

(l)        investment funds investing at least 90% of their assets in securities of the types described in clauses (a) through (k) above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States or Canada, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (a) through (l) (other than clause (g)(ii) above) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (a) through (l) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those specified in clause (a) above; provided that such amounts are converted into any currency listed in clause (a) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Cash Management Agreement” shall mean any agreement or arrangement to provide Cash Management Services.

“Cash Management Services” shall mean any one or more of the following types of services or facilities (i) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, or electronic funds transfer services, (ii) treasury management services (including controlled disbursement, overdraft automatic clearing house fund transfer services, return items, and interstate depository network services), (iii) foreign exchange facilities and (iv) any other demand deposit or operating account relationships or other cash management services, including pursuant to any Cash Management Agreements.

“Casualty Event” means any event that gives rise to the receipt by Holdings or any Restricted Subsidiary of any insurance proceeds or condemnation awards in respect of any equipment, fixed assets or Real Property (including any improvements thereon) to replace or repair such equipment, fixed assets or Real Property.

“CFPOA” has the meaning set forth in Section 5.18(b)(i)(A).

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority. It is understood and agreed that (i) the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173), all Laws relating thereto, all interpretations and applications thereof and any request, rule, guideline or directive relating thereto and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall, in each case, for the purposes of this Agreement, be deemed to be adopted and taking effect subsequent to the date of this Agreement; provided that a Lender shall be entitled to compensation with respect to any such adoption taking effect, making or issuance becoming effective after the date of the this Agreement only if it is the applicable Lender’s general policy or practice to demand compensation in similar circumstances under comparable provisions of other financing agreements.

“Change of Control” shall be deemed to occur if (a) Holdings shall cease to own, directly or indirectly, 100% of the Equity Interests of the Borrower (except in connection with a merger, amalgamation or consolidation permitted under Section 7.04(a) or (h)) or (b) Holdings becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person (other than one or more Permitted Holders) or Persons (other than one or more Permitted Holders) that are together (1) a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), or (2) acting, for the purpose of acquiring, holding or disposing of securities, as a group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50% or more of the total voting power of the then outstanding Equity Interests of Holdings.

“Change of Control Date” has the meaning set forth in Section 2.05(b)(v)(B).

“Change of Control Payment” has the meaning set forth in Section 2.05(b)(v)(A).

“Change of Control Offer” has the meaning set forth in Section 2.05(b)(v)(A).

“Citi” means Citibank, N.A.

“Ciudad Juarez Property” means the Real Property located at Avenida de las Industrias, No. 2250 Parque Industrial, Antonio J. Burmúdez, Ciudad Juárez, Chihuahua, Mexico, 32470.

“Class” means (i) with respect to Commitments or Loans, those of such Commitments or Loans that have the same terms and conditions (without regard to differences in the Type of Loan, Interest Period, upfront fees, OID or similar fees paid or payable in connection with such Commitments or Loans, or differences in tax treatment (e.g., “fungibility”)); provided that such Commitments or Loans may be designated in writing by the Borrower and Lenders holding such Commitments or Loans as a separate Class from other Commitments or Loans that have the same terms and conditions and (ii) with respect to Lenders, those of such Lenders that have Commitments or Loans of a particular Class.

“Closing Date” means May 23, 2018.

“Closing Fee” has the meaning set forth in Section 2.09(a).

“CNI Growth Amount” means 50% of the Consolidated Net Income of Holdings and its Restricted Subsidiaries for the period beginning on May 1, 2018 and ending on the last day of the most recent fiscal quarter or fiscal year, as applicable, for which financial statements required to be delivered pursuant to Section 6.01(a) or Section 6.01(b) have been received by the Administrative Agent or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of the amount of such deficit.

“Code” means the U.S. Internal Revenue Code of 1986, and the United States Treasury Department Regulations promulgated thereunder (the “Treasury Regulations”).

“Collateral” means all “Pledged Collateral” and “Collateral” as defined in each Security Agreement and all the “Collateral” or “Pledged Assets” as defined in any other Collateral Document and any other assets pledged pursuant to any Collateral Document.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(a)        the Administrative Agent shall have received each Collateral Document required to be delivered (i) on the Closing Date, pursuant to Article V of the Restatement Agreement and (ii) at such time as may be designated therein, pursuant to the Collateral Documents, Sections 6.11, 6.13 or 6.17 subject, in each case, to the limitations and exceptions of this Agreement and the Collateral Documents, duly executed by each Loan Party thereto;

(b)        all Obligations shall have been unconditionally guaranteed by Holdings, the Borrower (other than with respect to its direct Obligations as a primary obligor) and each Restricted Subsidiary of the Borrower that is not an Excluded Subsidiary, including those that are listed on Schedule I hereto (each, a “Guarantor”);

(c)        the Obligations shall have been secured by (a) a perfected second-priority security interest (subject to prior Liens to the extent permitted by Section 7.01) in Revolving Priority Collateral and (b) a perfected first-priority security interest (subject to prior Liens to the extent permitted by Section 7.01) in Term Priority Collateral; and

(d)        all certificates, agreements, documents and instruments, including Uniform Commercial Code financing statements, PPSA financing statements and similar filings under applicable law, required by the Collateral Documents to be filed, delivered, registered or recorded to create the Liens intended to be created by the Collateral Documents and to perfect such Liens to the extent required by, and with the priority required by, this Agreement or the Collateral Documents and the other provisions of the term “Collateral and Guarantee Requirement,” shall have been filed, registered or recorded or delivered to the Administrative Agent, as applicable;

(e)        the Administrative Agent shall have received (i) counterparts of a Mortgage with respect to each Material Real Property required to be delivered pursuant to Section 6.11 and Section 6.13 (the “Mortgaged Properties”) duly executed and delivered by the applicable Loan Party, (ii) a title insurance policy or a marked-up commitment or signed pro forma thereof for such property available in each applicable jurisdiction (the “Mortgage Policies”) insuring the Lien of each such Mortgage as a valid first priority Lien on the property described therein, free of any other Liens except as expressly permitted by Section 7.01, together with such endorsements, and, if reasonably requested by the Administrative Agent, coinsurance and reinsurance and in such amounts as the Administrative Agent may reasonably request (not to exceed the fair market value of the real property covered thereby) and which are available at commercially reasonable rates in the jurisdiction where the Mortgaged Property is located, (iii) a completed Life-of-Loan Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property that is located in the United States (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and the applicable Loan Party if any building or mobile home on any Mortgaged Property located in the United States is within an area designated a “special flood hazard area”), and if any building or mobile home on such Mortgaged Property located in the United States is located in a “special flood hazard area,” a copy of, or a certificate as to coverage under, and a copy of the flood insurance policy and a declaration page relating to, the insurance policies required by Section 6.07 and the applicable provisions of the Collateral Documents and shall be in form and substance reasonably satisfactory to the Administrative Agent, (iv) either ALTA surveys in form and substance reasonably acceptable to the Administrative Agent or such existing surveys together with no change affidavits sufficient for the title company to remove all standard survey exceptions from the Mortgage Policies and issue the endorsements required in clause (ii) above to the extent such coverage and endorsements are available in the applicable jurisdictions and at commercially reasonable rates, (v) copies of any existing abstracts and existing appraisals, (vi) opinions, addressed to the Administrative Agent and the Lenders, from local counsel in each jurisdiction (1) where a Mortgaged Property is located regarding the enforceability of the Mortgage and (2) where the applicable Loan Party granting the Mortgage on said Mortgaged Property is organized, regarding the due authorization, execution and delivery of such Mortgage, and in each case, such other matters as may be customary and in form and substance reasonably satisfactory to the Administrative Agent and (vii) evidence reasonably acceptable to the Administrative Agent of payment or satisfactory arrangements for payment by obligors of all Mortgage Policy premiums, search and examination charges, escrow charges and related charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of the Mortgages and issuance of the Mortgage Policies referred to above.

Notwithstanding any provision of any Loan Document to the contrary, if a mortgage tax or any similar tax or charge will be owed on the entire amount of the Obligations evidenced hereby, then, to the extent permitted by, and in accordance with, applicable law, the amount of such mortgage tax or any similar tax or charge shall be calculated based on either (A) the lesser of (x) the amount of the Obligations allocated to the applicable Mortgaged Property and (y) the fair market value of the Mortgaged Property at the time the Mortgage is entered into and determined in a manner reasonably acceptable to the Administrative Agent and the Borrower, or (B) such other calculation or formula as is required to be used by applicable law.

No actions in any non-Qualified Jurisdiction or required by the Laws of any non-Qualified Jurisdiction shall be required in order to create any security interests in assets located or titled outside of any Qualified Jurisdiction or to perfect such security interests, including any intellectual property registered in any non-Qualified Jurisdiction (it being understood that there shall be no security agreements or pledge agreements governed under the Laws of any non-Qualified Jurisdiction).

Notwithstanding anything to the contrary in any Loan Document, no Subsidiary shall be required to become a Guarantor or to grant any security interest in its assets if, in the reasonable judgment of the Administrative Agent, the cost of implementing such Guarantee or creating or perfecting such security interests is excessive in view of the benefits to be obtained by the Secured Parties therefrom. The Administrative Agent may grant extensions of time for the execution of any Guarantee or the creation or perfection of security interests with respect to particular assets (including extensions beyond the Closing Date) if it determines that execution, creation or perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents. With respect to any Collateral that is Revolving Priority Collateral, to the extent that the Revolving Administrative Agent determines that any property or assets shall not become part of, or shall be excluded from, the Revolving Priority Collateral or that a delivery requirement in respect of the Revolving Priority Collateral shall be extended or waived, in each case, pursuant to a provision in the Revolving Credit Agreement that is substantially the same as this paragraph, the Administrative Agent shall automatically be deemed to accept such determination and shall execute such documents, if applicable, as reasonably requested by the Borrower in connection therewith.

“Collateral Documents” means, collectively, the U.S. Security Documents, the Canadian Security Documents, the Mexican Security Documents and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

“Commitment” means, as to each Term Lender, its obligation to make Term Loans to the Borrower hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 and (b) reduced or increased from time to time pursuant to (i) assignments by or to such Term Lender pursuant to an Assignment and Assumption, (ii) an Incremental Amendment, (iii) a Refinancing Amendment or (iv) an Extension. The amount of each Term Lender’s Commitment is set forth in Schedule 1.01A or in the Assignment and Assumption, Incremental Amendment, Extension Amendment or Refinancing Amendment pursuant to which such Lender shall have assumed, increased or decreased its Commitment, as the case may be.

“Committed Loan Notice” means a written notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A hereto.

“Commodity Exchange Act” means the United States Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended.

“Company Parties” means the collective reference to Holdings and its Restricted Subsidiaries, including the Borrower, and “Company Party” means any one of them.

“Compensation Period” has the meaning set forth in Section 2.12(c)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit D-1 hereto.

“Consolidated Cash Interest Coverage Ratio” means, with respect to any date of determination, the ratio of (a) Consolidated EBITDA for the most recently ended Test Period to (b) Consolidated Interest Expense for such Test Period.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income for such period, plus:

(a)        without duplication and, except with respect to clauses (viii) and (x) below, to the extent deducted (and not added back or excluded) in arriving at such Consolidated Net Income, the sum of the following amounts for such period with respect to Holdings and its Restricted Subsidiaries:

(i)        total interest expense determined in accordance with GAAP and, to the extent not reflected in such total interest expense, any expense or loss on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations, and costs of surety bonds in connection with financing activities (whether amortized or immediately expensed),

(ii)        provision for taxes based on income, profits or capital gains of Holdings and the Restricted Subsidiaries (including Canadian federal capital taxes), including, without limitation, federal, state, local, provincial, franchise and similar taxes and withholding taxes paid or accrued during such period including penalties and interest related to such taxes or arising from any tax examinations,

(iii)        depreciation and amortization (including amortization of intangible assets, unfavorable or favorable lease assets, customer acquisition costs and Capitalized Software Expenditures),

(iv)        (A) duplicative running costs, relocation costs or expenses, integration costs, transition costs, pre-opening, opening, closing and consolidation costs for facilities, recruiting, relocation, signing, retention and completion bonuses and expenses (including costs for employee integration, searches, travel and housing costs and related legal and accounting fees, costs and expenses), costs incurred in connection with any strategic initiatives, costs incurred in connection with acquisitions and non-recurring product and intellectual property development, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design, retention charges, systems establishment costs (including information technology systems) and implementation costs), project start-up costs, severance and other restructuring charges representing cash items (including restructuring costs related to acquisitions and to closure of facilities, and excess pension charges), and litigation settlements or losses and related expenses,

(B) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise) and adjustments thereof and purchase price adjustments, in each case in connection with acquisitions and

(C) Transaction Expenses,

(v)        the amount of any expense or reduction of Consolidated Net Income consisting of Restricted Subsidiary income attributable to minority interests or non-controlling interests of third parties in any non-wholly owned Restricted Subsidiary,

(vi)        the amount of management, monitoring, consulting and advisory fees (including transaction and termination fees) and related expenses and indemnities paid or accrued to a Sponsor under the Sponsor Management Agreement,

(vii)        any Equity Funded Employee Plan Costs,

(viii)        cost savings, operating expense reductions and synergies resulting from or related to acquisitions (including, for the avoidance of doubt, acquisitions occurring prior to the Closing Date), divestitures, restructurings, cost savings initiatives and other similar initiatives and actions that are reasonably identifiable and factually supportable and projected by Holdings in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of Holdings) within 18 months after a merger or other business combination, acquisition or divestiture is consummated or any other restructuring, cost savings initiative or other initiative or action (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) no cost savings, operating expense reductions and synergies shall be added back pursuant to this clause (viii) to the extent duplicative of any expenses or charges otherwise added back to Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period and (y) the aggregate amount of any such “run rate” adjustments (other than any such adjustments in connection with a Specified Transaction) added back pursuant to this clause (viii) and Section 1.09(c) shall not exceed in the aggregate 20% of Consolidated EBITDA for such period (as calculated before giving effect to any such “run rate” adjustment),

(ix)        any net loss from disposed, abandoned or discontinued operations (excluding held-for-sale discontinued operations until actually disposed of),

(x)        cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to paragraph (b) below for any previous period and not added back,

(xi)        non-cash expenses, charges and losses (including reserves, impairment charges or asset write-offs, write-offs of deferred financing fees, losses from investments recorded using the equity method, stock-based awards compensation expense, non-cash rent expense and non-cash lease accretion expense), in each case other than (A) any non-cash charge representing amortization of a prepaid cash item that was paid and not expensed in a prior period and (B) any non-cash charge relating to write-offs, write-downs or reserves in the normal course with respect to accounts receivable or inventory

(other than, for the avoidance of doubt, any such write-off, write-down or reserve with respect to inventory in connection with the entering into of new contracts); provided that if any non-cash charges referred to in this clause (xi) represents an accrual or reserve for potential cash items in any future period, (1) Holdings may elect not to add back such non-cash charge in the current period and (2) to the extent Holdings elects to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA in such future period to such extent paid,

(xii)        Securitization Fees and the amount of loss on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Financing, and

(xiii)        any non-cash net loss resulting from Swap Contracts relating to currency exchange risk to the extent not otherwise excluded from the calculation of Consolidated EBITDA,

less (b) without duplication and to the extent included in arriving at such Consolidated Net Income, (i) non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period), (ii) any net gain from disposed, abandoned or discontinued operations (excluding held-for-sale discontinued operations until actually disposed of), (iii) the amount of any minority interest income consisting of Restricted Subsidiary losses attributable to minority interests or non-controlling interests of third parties in any non-wholly owned Restricted Subsidiary and (iv) any non-cash net gain resulting from Swap Contracts relating to currency exchange risk to the extent not otherwise excluded from the calculation of Consolidated EBITDA; provided that, for the avoidance of doubt, any gain representing the reversal of any non-cash charge referred to in clause (a)(xi)(B) above for a prior period shall be added (together with, without duplication, any amounts received in respect thereof to the extent not increasing Consolidated Net Income) to Consolidated EBITDA in any subsequent period to such extent so reversed (or received).

Notwithstanding anything to the contrary contained herein, in the absence of further specificity as to the period of calculation (including in connection with determining a percentage of Consolidated EBITDA for purposes of any basket or threshold), the calculation of Consolidated EBITDA will be deemed to be the applicable Test Period as determined pursuant to Section 1.09(a). For the avoidance of doubt, Consolidated EBITDA shall be calculated (without duplication), including pro forma adjustments, in accordance with Section 1.09.

“Consolidated Interest Expense” means, for any period, the sum, without duplication, of

(i)        the cash interest expense (including that attributable to Capitalized Leases), net of cash interest income, of Holdings and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, with respect to all outstanding Indebtedness of Holdings and its Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net cash costs under Swap Contracts, and

(ii)        any cash payments made during such period in respect of obligations referred to in clause (b) below relating to Funded Debt that were amortized or accrued in a previous period;

provided that there shall be excluded from Consolidated Interest Expense for any period:

(a)        deferred financing costs, debt issuance costs, commissions, fees (including amendment and contract fees) and expenses and, in each case, the amortization thereof, and any other amounts of non-cash interest,

(b)        the accretion or accrual of discounted liabilities (for the avoidance of doubt, other than in connection with any borrowing by way of a bankers’ acceptance) and any prepayment premium or penalty during such period,

(c)        non-cash interest expense attributable to the movement of the mark-to-market valuation of obligations under Swap Contracts or other derivative instruments pursuant to GAAP,

(d)        any cash costs associated with breakage in respect of hedging agreements for interest rates,

(e)        all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations and financing fees, all as calculated on a consolidated basis in accordance with GAAP,

(f)        Transaction Expenses,

(g)        annual agency fees paid to the Administrative Agent and the Revolving Administrative Agent,

(h)        costs associated with obtaining Swap Contracts,

(i)        any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or, if applicable, acquisition accounting in connection with the Transactions or any acquisition,

(j)        the cash interest expense (or income) of all Unrestricted Subsidiaries for such period to the extent otherwise included in Consolidated Interest Expense, and

(k)        commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Financing.

Notwithstanding anything to the contrary contained herein, for purposes of determining Consolidated Interest Expense (i) for any period ending prior to the first anniversary of the Closing Date, Consolidated Interest Expense shall be an amount equal to actual Consolidated Interest Expense from the Closing Date through the date of determination multiplied by a fraction the numerator of which is 365 and the denominator of which is the number of days from the Closing Date through the date of determination and (ii) shall exclude the acquisition accounting effects described in the last sentence of the definition of “Consolidated Net Income.”

“Consolidated Net Income” means, for any period, the net income (loss) of Holdings and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (and before any reduction in respect of preferred stock dividends or accretion of any preferred stock); provided, however, that, without duplication:

(a)        any after-tax effect of extraordinary, non-recurring or unusual items (including gains or losses and all fees and expenses relating thereto) for such period shall be excluded,

(b)        the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income shall be excluded,

(c)        any fees and expenses incurred during such period (including, without limitation, any premiums, make-whole or penalty payments), or any amortization thereof for such period, in connection with any acquisition, investment, asset disposition, issuance or repayment of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated on or prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring acquisition costs incurred during such period as a result of any such transaction (including non-compete or similar fees, including to former employees and indemnification expenses), in each case whether or not successful shall be excluded,

(d)        accruals and reserves that are established or adjusted within two years after the Closing Date that are so required to be established as a result of the Transactions (or within two years after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded,

(e)        any net after-tax effect of gains or losses on disposed, abandoned or discontinued operations shall be excluded,

(f)        any net after-tax effect of gains or losses (less all fees, expenses and charges relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Equity Interests of any Person in each case other than in the ordinary course of business, as determined in good faith by Holdings, shall be excluded,

(g)        the net income (loss) for such period of any Person that is not a Subsidiary of Holdings, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of Holdings shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash or Cash Equivalents (or to the extent subsequently converted into cash or Cash Equivalents) to Holdings or a Restricted Subsidiary thereof in respect of such period,

(h)        any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, property, plant and equipment, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(i)        any non-cash compensation charge or expense, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs or any other equity-based compensation shall be excluded,

(j)        any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as Holdings has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 day period), shall be excluded,

(k)        to the extent covered by insurance and actually reimbursed, or, so long as Holdings has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption shall be excluded,

(l)        [reserved],

(m)        the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of Holdings or is merged into or consolidated with Holdings or any of its Subsidiaries or such Person’s assets are acquired by Holdings or any of its Restricted Subsidiaries shall be excluded (except to the extent required for any calculation of Consolidated EBITDA on a Pro Forma Basis in accordance with Section 1.09),

(n)        net after-tax gains or losses attributable to the early extinguishment or conversion of Indebtedness (including the write-off of deferred financing costs and unamortized debt discount) and the early termination of Swap Contracts or other derivative instruments shall be excluded,

(o)        non-cash income or charges resulting from mark-to-market accounting relating to Indebtedness denominated in foreign currencies shall be excluded,

(p)        unrealized gains and losses from Swap Contracts or “embedded derivatives” that require the same accounting treatment as Swap Contracts shall be excluded,

(q)        purchase accounting adjustments (including the impact of recording inventory and deferred revenue at fair values), amortization, impairments, write-offs or other noncash charges resulting from purchase accounting with respect to any acquisition, merger, consolidation, disposition or similar transaction shall be excluded,

(r)        expenses relating to deferred compensation or change of control payment obligations funded by third parties shall be excluded,

(s)        the deferred revenue eliminated as a consequence of the application of purchase accounting adjustments due to acquisitions shall be included for the fiscal periods that such revenue would otherwise have been recognized, and

(t)        solely for the purpose of determining Excess Cash Flow, the income of any Restricted Subsidiary of Holdings that is not a Guarantor to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary (unless (x) such restriction with respect to the payment of dividends or similar distributions has been legally waived or (y) such restriction is permitted by Section 7.09) shall be excluded, except (solely to the extent permitted to be paid) to the extent of the amount of dividends or other distributions actually paid to Holdings or any of its Restricted Subsidiaries that are Guarantors by such Person during such period in accordance with such documents and regulations.

“Consolidated Secured Net Debt” means, as of any date of determination, (1) any Indebtedness described in clause (a) of the definition of “Consolidated Total Net Debt” outstanding on such date that is secured by a Lien on assets of the Loan Parties minus (2) (i) if the actual aggregate balance of loans outstanding under (x) the Revolving Credit Agreement and (y) other revolving lines of credit of Holdings and its Restricted Subsidiaries permitted under this Agreement as of such date is less than or equal to Cdn$10,000,000, the aggregate amount of Cash Equivalents (other than Restricted Cash) as of such date or (ii) in all other cases, the average month-end balance of Cash Equivalents (other than Restricted Cash) during the four consecutive fiscal quarters most recently ended prior to such date, in the case of each of clauses (1) and (2), included on the consolidated balance sheet of Holdings and the Restricted Subsidiaries; provided that Consolidated Secured Net Debt shall not include Indebtedness in respect of (i) letters of credit, except to the extent of unreimbursed amounts thereunder; provided further that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Secured Net Debt until 3 Business Days after such amount is drawn, (ii) Unrestricted Subsidiaries and (iii) any Qualified Securitization Financing; it being understood, for the avoidance of doubt, that obligations under Swap Contracts do not constitute Consolidated Secured Net Debt.

“Consolidated Total Net Debt” means, as of any date of determination, (a) the aggregate principal amount of Indebtedness (excluding (i) Revolving Loans and letters of credit outstanding under the Revolving Credit Agreement and (ii) amounts outstanding under other revolving lines of credit permitted under this Agreement) of Holdings and its Restricted Subsidiaries outstanding on such date, in an amount that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of acquisition accounting in connection with the Transactions or any acquisition constituting an Investment permitted under this Agreement) consisting of Indebtedness for borrowed money, Attributable Indebtedness and debt obligations evidenced by promissory notes or similar instruments (including purchase money debt), plus the average month-end balance of the loans outstanding under (i) the Revolving Credit Agreement and (ii) other revolving lines of credit of Holdings and its Restricted Subsidiaries permitted under this Agreement during the four consecutive fiscal quarters most recently ended prior to such date, minus (b) (i) if the actual aggregate balance of loans outstanding under (x) the Revolving Credit Agreement and (y) other revolving lines of credit of Holdings and its Restricted Subsidiaries permitted under this Agreement as of such date is less than or equal to Cdn$10,000,000, the aggregate amount of Cash Equivalents (other than Restricted Cash) as of such date or (ii) in all other cases, the average month-end balance of Cash Equivalents (other than Restricted Cash) during the four consecutive fiscal quarters most recently ended prior to such date, in the case of each of clauses (a) and (b), included on the consolidated balance sheet of Holdings and the Restricted Subsidiaries; provided that Consolidated Total Net Debt shall not include Indebtedness in respect of (i) letters of credit, except to the extent of unreimbursed amounts thereunder; provided further that any unreimbursed amount under commercial letters of credit shall not be counted as Consolidated Total Net Debt until 3 Business Days after such amount is drawn, (ii) Unrestricted Subsidiaries and (iii) any Qualified Securitization Financing; it being understood, for the avoidance of doubt, that obligations under Swap Contracts do not constitute Consolidated Total Net Debt.

“Consolidated Working Capital” means, with respect to Holdings and its Restricted Subsidiaries on a consolidated basis at any date of determination, Current Assets at such date of determination minus Current Liabilities at such date of determination; provided that increases or decreases in Consolidated Working Capital shall be calculated without regard to any changes in Current Assets or Current Liabilities as a result of any reclassification in accordance with GAAP of assets or liabilities, as applicable, between current and noncurrent.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(a)        to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b)        to advance or supply funds

(i)        for the purchase or payment of any such primary obligation, or

(ii)        to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c)        to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contract Consideration” has the meaning set forth in the definition of “Excess Cash Flow.”

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control,” “Controlled” and “Controlling” have the meaning set forth in the definition of “Affiliate.”

“Credit Extension” means a Borrowing.

“Cumulative Credit” means, at any date, an amount, not less than zero in the aggregate, determined on a cumulative basis equal to, without duplication:

(a)        (i) $100,000,000 plus (ii) the CNI Growth Amount at such time, plus

(b)        the cumulative amount of Cash Equivalent proceeds from (i) the sale of Qualified Equity Interests of Holdings or Equity Interests of any direct or indirect parent of Holdings after the Closing Date and on or prior to such time (including upon exercise of warrants or options) (other than any amount (x) used to make an Investment pursuant to clause (9) of the definition of “Permitted Investments,” (y) used for Equity Funded Employee Plan Costs or (z) used to incur Indebtedness pursuant to Section 7.03(x)) which proceeds have been contributed as common equity to the capital of Holdings and (ii) the Qualified Equity Interests of Holdings (or Equity Interests of any direct or indirect parent of Holdings) (other than any amount (x) used to make an Investment pursuant to clause (9) of the definition of “Permitted Investments,” (y) used for Equity Funded Employee Plan Costs or (z) used to incur Indebtedness pursuant to Section 7.03(x)) issued upon conversion of Indebtedness (other than Indebtedness that is contractually subordinated to the Obligations) of Holdings or any Restricted Subsidiary of Holdings owed to a Person other than a Loan Party or a Restricted Subsidiary of a Loan Party not previously applied for a purpose other than use in the Cumulative Credit, plus

(c)        100% of the aggregate amount of contributions to the common capital of Holdings received in Cash Equivalents after the Closing Date (other than any amount (x) used to make an Investment pursuant to clause (9) of the definition of “Permitted Investments,” (y) used for Equity Funded Employee Plan Costs or (z) used to incur Indebtedness pursuant to Section 7.03(x)), plus

(d)        100% of the aggregate amount received by Holdings or any Restricted Subsidiary of Holdings after the Closing Date in Cash Equivalents from:

(A)        the sale (other than to Holdings, the Borrower or any such Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary or any minority Investments, or

(B)        any dividend or other distribution by an Unrestricted Subsidiary or received in respect of minority Investments, or

(C)        any interest, returns of principal, repayments and similar payments by such Unrestricted Subsidiary or received in respect of any minority Investments;

provided that in the case of clauses (A), (B), and (C), in each case, to the extent that the Investment corresponding to the designation of such Subsidiary as an Unrestricted Subsidiary or any subsequent Investment in such Unrestricted Subsidiary or minority Investment, as applicable, was made pursuant to Section 7.06(g)(y), plus

(e)        in the event any Unrestricted Subsidiary has been re-designated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Holdings or a Restricted Subsidiary, the fair market value of the Investments of Holdings and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) so long as such Investments were originally made pursuant to Sections 7.06(g)(y), plus

(f)        an amount equal to any returns in Cash Equivalents (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received by Holdings or any Restricted Subsidiary in respect of any Investments made pursuant to Section 7.06(g)(y), plus

(g)        Borrower Retained Prepayment Amounts, minus

(i)        any amount of the Cumulative Credit used to make Restricted Payments pursuant to Section 7.06(f)(A) or 7.06(g) after the Closing Date and prior to such time, minus

(j)        any amount of the Cumulative Credit used to make payments or distributions in respect of Junior Financings pursuant to Section 7.13 after the Closing Date and prior to such time.

“Current Assets” means, with respect to Holdings and the Restricted Subsidiaries on a consolidated basis at any date of determination, all assets (other than cash and Cash Equivalents) that would, in accordance with GAAP, be classified on a consolidated balance sheet of Holdings and its Restricted Subsidiaries as current assets at such date of determination, other than amounts related to current or deferred Taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees and derivative financial instruments.

“Current Liabilities” means, with respect to Holdings and the Restricted Subsidiaries on a consolidated basis at any date of determination, all liabilities that would, in accordance with GAAP, be classified on a consolidated balance sheet of Holdings and its Restricted Subsidiaries as current liabilities at such date of determination (including deferred revenue), other than (a) the current portion of any Indebtedness and derivative financial instruments, (b) the current portion of accrued interest, (c) liabilities relating to current or deferred Taxes based on income or profits, (d) accruals of any costs or expenses related to restructuring reserves (inclusive of facility consolidation, relocation and moving costs) or severance, (e) any other liabilities that are not Indebtedness and will not be settled in cash or Cash Equivalents during the next succeeding twelve month period after such date, (f) any loans or letters of credit under any revolving facility, (g) liabilities in respect of unpaid acquisition, disposition or refinancing related expenses, deferred purchase price holdbacks and earn-out obligations, (h) accrued litigation settlement costs, (i) non-cash compensation costs and expenses and (j) the current portion of any other long-term liabilities.

“Debtor Relief Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief Laws of Canada, the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Declined Proceeds” has the meaning set forth in Section 2.05(b)(vii).

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means an interest rate equal to (a) the Base Rate plus (b) the Applicable Rate, if any, applicable to Base Rate Loans plus (c) 2.00% per annum; provided that with respect to a Eurocurrency Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Defaulting Lender” means, subject to Section 2.17(b), any Lender that, as reasonably determined by the Administrative Agent (a) has refused (which refusal may be given verbally or in writing and has not been retracted) or failed to perform any of its funding obligations hereunder, including in respect of its Loans, which refusal or failure is not cured within one Business Day after the date of such refusal or failure, (b) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by the Administrative Agent, to confirm in a manner reasonably satisfactory to the Administrative Agent that it will comply with its funding obligations (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, after the date of this Agreement, (i) become the subject of a case or proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment or (iv) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or Canada or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.17(b)) upon delivery of written notice of such determination to the Borrower and each Lender.

“Discount Prepayment Accepting Lender” has the meaning set forth in Section 2.05(a)(v)(B)(b).

“Discount Range” has the meaning set forth in Section 2.05(a)(v)(C)(a).

“Discount Range Prepayment Amount” has the meaning set forth in Section 2.05(a)(v)(C)(a).

“Discount Range Prepayment Notice” means a written notice of a Borrower Solicitation of Discount Range Prepayment Offers made pursuant to Section 2.05(a)(v)(C) substantially in the form of Exhibit E-4.

“Discount Range Prepayment Offer” means the irrevocable written offer by a Lender, substantially in the form of Exhibit E-5, submitted in response to an invitation to submit offers following the Auction Agent’s receipt of a Discount Range Prepayment Notice.

“Discount Range Prepayment Response Date” has the meaning set forth in Section 2.05(a)(v)(C)(a).

“Discount Range Proration” has the meaning set forth in Section 2.05(a)(v)(C)(c).

“Discounted Prepayment Determination Date” has the meaning set forth in Section 2.05(a)(v)(D)(c).

“Discounted Prepayment Effective Date” means in the case of a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offer or Borrower Solicitation of Discounted Prepayment Offer, five (5) Business Days following the Specified Discount Prepayment Response Date, the Discount Range Prepayment Response Date or the Solicited Discounted Prepayment Response Date, as applicable, in accordance with Section 2.05(a)(v)(B)(a), Section 2.05(a)(v)(C)(a) or Section 2.05(a)(v)(D)(a), respectively, unless a shorter period is agreed to between the Borrower and the Auction Agent.

“Discounted Term Loan Prepayment” has the meaning set forth in Section 2.05(a)(v)(A).

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale Leaseback and any sale or issuance of Equity Interests in a Restricted Subsidiary) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith, whether in a single transaction or a series of related transactions; provided that “Disposition” and “Dispose” shall not include any issuance by Holdings of any of its Equity Interests to another Person.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Secured Hedge Obligations) that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests and other than as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Secured Hedge Obligations) that are accrued and payable and the termination of the Commitments), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety-one (91) days after the Latest Maturity Date at the time of issuance of such Equity Interests; provided, that if such Equity Interests are issued pursuant to a plan for the benefit of future, current or former employees, directors, officers, members of management or consultants of Holdings (or any direct or indirect parent thereof), the Borrower or the Restricted Subsidiaries or by any such plan to such employees, directors, officers, members of management or consultants, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be permitted to be repurchased by Holdings, the Borrower or its Restricted Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination of employment or service, as applicable, death or disability.

“Disqualified Institutions” means those Persons (the list of all such Persons, the “Disqualified Institutions List”) that are (i) competitors of the Borrower and its Subsidiaries that are identified in writing by the Borrower to the Administrative Agent from time to time or (ii) Affiliates of such Persons set forth in clause (i) above (in the case of Affiliates of such Persons set forth in clause (i) above, other than bona fide fixed income investors or debt funds) that are either (a) identified in writing by the Borrower or any Sponsor to the Administrative Agent from time to time or (b) clearly identifiable on the basis of such Affiliate’s name; provided, that, to the extent Persons are identified as Disqualified Institutions in writing by the Borrower to the Administrative Agent after the Closing Date pursuant to clauses (i) or (ii)(a), the inclusion of such Persons as Disqualified Institutions shall not retroactively apply to prior assignments or participations in respect of any Loan under this Agreement. Until the disclosure of the identity of a Disqualified Institution to the Lenders generally by the Administrative Agent in writing, such Person shall not constitute a Disqualified Institution for purposes of a sale of a participation in a Loan (as opposed to an assignment of a Loan) by a Lender; provided, that no disclosure of the Disqualified Institutions List (or the identity of any Person that constitutes a Disqualified Institution), in part or in full, to the Lenders shall be made by the Administrative Agent without the prior written consent of the Borrower. Notwithstanding the foregoing, the Borrower, by written notice to the Administrative Agent, may from time to time in its sole discretion remove any entity from the Disqualified Institutions List (or otherwise modify such list to exclude any particular entity), and such entity removed or excluded from the Disqualified Institutions List shall no longer be a Disqualified Institution for any purpose under this Agreement or any other Loan Document. The identity of Disqualified Institutions may be communicated by the Administrative Agent to a Lender or prospective Assignee upon request, but will not be otherwise posted or distributed to any Person.

“Disqualified Institutions List” has the meaning as set forth in the definition of “Disqualified Institutions.”

“Disqualified Person” has the meaning set forth in Section 10.7(b)(iv).

“Dollar” and “$” mean lawful money of the United States.

“Dollar Amount” means, at any time with respect to any Loan the principal amount thereof then outstanding (or in which such participation is held).

“Domestic Subsidiary” means any Subsidiary that is organized under the Laws of (i) the United States, any state thereof or the District of Columbia, (ii) Canada or any province or territory thereof or (iii) solely for the purposes of the definition of “Guarantor,” the United Mexican States or any state or federal district thereof.

“DBRS” means DBRS Limited.

“ECF Prepayment Amount” has the meaning set forth in Section 2.05(b)(i).

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means (i) a commercial bank organized under the Laws of the United States, or any state thereof, and having a combined capital and surplus of at least $100.0 million; (ii) a commercial bank organized under the Laws of any other country that is a member of the Organization for Economic Cooperation and Development (the “OECD”), or a political subdivision of any such country, and having a combined capital and surplus in an Equivalent Amount of at least $100.0 million; provided, that such bank is acting through a branch or agency located in the country in which it is organized or another country that is also a member of the OECD; (iii) an insurance company, mutual fund or other entity that is regularly engaged in making, purchasing or investing in loans or securities; or any other financial institution organized under the Laws of the United States, any state thereof, any other country that is a member of the OECD or a political subdivision of any such country with assets, or assets under management, in an Equivalent Amount of at least $100.0 million; (iv) any Affiliate of a Lender; (v) any other entity (other than a natural person) that is an “accredited investor” (as defined in Regulation D under the U.S. Securities Act or in National Instrument 45-106 Prospectus and Registration Exemptions adopted by the Canadian Securities Administrators, as amended) that extends credit or buys loans as one of its businesses or investing activities including insurance companies, mutual funds and investment funds; (vi) Holdings, the Borrower or any of its Subsidiaries and (vii) any other entity consented to by the Administrative Agent and the Borrower. With respect to any Lender that is a fund or commingled investment vehicle that invests in loans, any other fund or commingled investment vehicle that invests in loans and is managed or advised by the same investment advisor of such Lender or by an Affiliate of such investment advisor shall be treated as a single Eligible Assignee. For the avoidance of doubt, “Eligible Assignee” shall not include any Disqualified Institution.

“Eligible Inventories” means, at any date, the amount set forth opposite the item “Inventories” (or any similar replacement item) on the consolidated financial statements of Holdings prepared in accordance with GAAP at such date, net of any inventory not owned solely by Holdings or its Restricted Subsidiaries or which are encumbered by Liens to secure Indebtedness, except the second priority Lien in favor of the Administrative Agent on behalf of the Secured Parties hereunder and a first priority Lien in favor of the collateral agent on behalf of the secured parties under the Revolving Credit Agreement.

“Eligible Receivables” means, at any date, the amount set forth opposite the item “Receivables” (or any similar replacement item) on the consolidated financial statements of Holdings prepared in accordance with GAAP at such date, net of accounts receivable not owned solely by Holdings or its Restricted Subsidiaries or which are encumbered by Liens to secure Indebtedness, except the second priority Lien in favor of the Administrative Agent on behalf of the Secured Parties hereunder and a first priority Lien in favor of the collateral agent on behalf of the secured parties under the Revolving Credit Agreement.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environment” means indoor air, ambient air, surface water, groundwater, drinking water, land surface, subsurface strata, and natural resources such as wetlands, flora and fauna.

“Environmental Laws” means any applicable Law relating to the prevention of pollution or the protection of the Environment, and the protection of human and occupational health and safety as it relates to Hazardous Materials.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of investigation and remediation, fines, penalties or indemnities), of the Loan Parties or any Restricted Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Funded Employee Plan Costs” means cash costs or expenses, incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent funded with cash proceeds contributed to the capital of Holdings or net cash proceeds of an issuance of Qualified Equity Interests of Holdings or Equity Interests of any direct or indirect parent of Holdings (other than any amount (x) used to make an Investment pursuant to clause (9) of the definition of “Permitted Investments,” (y) used to make Investments, Restricted Payments or prepayments, redemptions, purchase, defeasance or other payments of Junior Financings in reliance on clause (b) or (c) of the definition of “Cumulative Credit” or (z) used to incur Indebtedness pursuant to Section 7.03(x)).

“Equity Interests” means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in) such Person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (including through convertible securities).

“Equivalent Amount” means, on any date, the equivalent in one currency (the “first currency”) of any amount denominated in another currency (the “second currency”), being the amount of the first currency which could be purchased with such amount of the second currency at the rate quoted by the Bank of Canada as the 4:30 p.m. published rate for conversion on the Business Day preceding such date or another rate agreed by the Borrower and the Administrative Agent.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is under common control with a Loan Party within the meaning of Section 414(b) or (c) of the Code or Section 4001 of ERISA (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by a Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by a Loan Party or any ERISA Affiliate from a Multiemployer Plan or written notification to a Loan Party that a Multiemployer Plan is in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (d) a written determination that any Pension Plan is in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (e) the receipt of written notice by a Loan Party regarding (x) the filing of a notice of intent to terminate any Pension Plan or the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Sections 4041 or 4041A of ERISA, respectively, (y) the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; or (z) the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan under Section 4042 of ERISA; (f) with respect to a Pension Plan, the failure to satisfy the minimum funding standard of Section 412 of the Code, whether or not waived; (g) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could result in liability to a Loan Party; or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon a Loan Party or any ERISA Affiliate.

“Escrow” has the meaning set forth in the definition of “Indebtedness.”

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurocurrency Rate” means,

(i)        for any Interest Period with respect to a Eurocurrency Rate Loan:

(a)        the rate per annum determined by the Administrative Agent to be the applicable Screen Rate;

(b)        if no Screen Rate is available for the Interest Period of the requested Eurocurrency Rate Loan, the rate per annum determined by the Administrative Agent to be the Interpolated Screen Rate for such Eurocurrency Rate Loan; and

(c)        if the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum equal to the rate at which the Administrative Agent is offered deposits in the currency of the relevant Eurocurrency Rate Loan at approximately 11:00 a.m. (London time), two (2) Business Days prior to the first day of such Interest Period in the London offshore interbank market for delivery on the first day of such Interest Period for the number of the days comprised therein and in an amount comparable to its portion of the amount of such Eurocurrency Rate Loan to be outstanding during such Interest Period or, if different, the date on which quotations would customarily be provided by leading banks in the London interbank market for deposits of amounts in the currency of the relevant Eurocurrency Rate Loan for delivery on the first day of such Interest Period.

(ii)        for any interest calculation with respect to a Base Rate Loan on any date:

(a)        the rate per annum determined by the Administrative Agent to be the Screen Rate for Eurocurrency Rate Loans for an Interest Period of one month;

(b)        if no Screen Rate is available for the Interest Period specified in clause (a) above, the rate per annum determined by the Administrative Agent to be the Interpolated Screen Rate for Eurocurrency Rate Loans for an Interest Period of one month; and

(c)        if the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum equal to the rate at which the Administrative Agent is offered deposits in Dollars at approximately 11:00 a.m. (London time), two (2) London Banking Days prior to the first day of such Interest Period in the London interbank market, as applicable, for delivery on the first day of such Interest Period for one month and in an amount comparable to its portion of the amount of such Base Rate Borrowing to be outstanding during such Interest Period;

in the case of each of clauses (i) and (ii) above, determined at approximately 11:00 a.m. (London time) two (2) London Banking Days prior to the first day of such Interest Period; provided that if the Screen Rate or the Interpolated Screen Rate is less than zero, then the Screen Rate or the Interpolated Screen Rate, as applicable, shall be deemed to be zero. Each determination by the Administrative Agent of the Eurocurrency Rate shall be conclusive and binding for all purposes absent manifest error.

“Eurocurrency Rate Loan” means a Loan that bears interest at a rate based on the definition of “Adjusted Eurocurrency Rate.”

“Euros” and “EUR” means the lawful currency of the participating member states introduced in accordance with the EMU.

“Event of Default” has the meaning set forth in Section 8.01.

“Excess Cash Flow” means, for any period, an amount equal to:

(a)        the sum, without duplication, of

(i)        Consolidated Net Income for such period,

(ii)        an amount equal to the amount of all non-cash charges (including depreciation and amortization) for such period to the extent deducted in arriving at such Consolidated Net Income; provided that if any non-cash charges referred to in this clause (ii) represents an accrual or reserve for potential cash items in any future period, (1) Holdings may elect to include such non-cash charge in the current period and (2) to the extent the Borrower elects to include such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Excess Cash Flow in such future period to such extent paid,

(iii)        decreases in Consolidated Working Capital for such period (other than any such decreases arising from acquisitions or Dispositions (other than in the ordinary course) by Holdings and its Restricted Subsidiaries completed during such period or the application of acquisition accounting),

(iv)        an amount equal to the aggregate net non-cash loss on Dispositions by Holdings and its Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income,

(v)        an amount equal to all cash received for such period on account of any net non-cash gain or income from Investments deducted in a previous period pursuant to clause (b)(iv)(B) of this definition,

(vi)        an amount deducted as tax expense in determining Consolidated Net Income to the extent in excess of cash taxes paid in such period, and

(vii)        cash payments received in respect of Swap Contracts during such period to the extent not included in arriving at such Consolidated Net Income,

minus

(b)        the sum, without duplication, of

(i)        an amount equal to (x) the amount of all non-cash credits (including, to the extent constituting non-cash credits, without limitation, amortization of deferred revenue acquired as a result of any Permitted Acquisition) included in arriving at such Consolidated Net Income (but excluding any non-cash credit to the extent representing the reversal of an accrual or reserve described in clause (a)(ii) above) and (y) cash charges, losses or expenses excluded in arriving at such Consolidated Net Income by virtue of clauses (a) through (m) of the definition of “Consolidated Net Income,”

(ii)        without duplication of amounts deducted pursuant to clause (xi) below in prior periods, the amount of Capital Expenditures or acquisitions of intellectual property to the extent not expensed and Capitalized Software Expenditures accrued or made in cash during such period, to the extent financed with Internally Generated Cash,

(iii)        the aggregate amount of all principal payments and repayments of Indebtedness of Holdings and its Restricted Subsidiaries to the extent financed with Internally Generated Cash, but in any event excluding principal payments and repayments of (A) Revolving Loans, (B) Indebtedness in respect of any revolving credit facility (unless there is a corresponding reduction in commitments thereunder), (C) Term Loans pursuant to Section 2.05(b) (other than pursuant to Section 2.05(b)(ii) to the extent required due to a Disposition that resulted in an increase to Consolidated Net Income and not in excess of the amount of such increase), (D) Indebtedness to the extent otherwise deducted from the Applicable ECF Percentage of Excess Cash Flow pursuant to Section 2.05(b)(i)(B) and (E) any Junior Financing to the extent not permitted to be made pursuant to Section 7.13,

(iv)        an amount equal to the sum of (A) the aggregate net non-cash gain on Dispositions by Holdings and its Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income and (B) the aggregate net non-cash gain or income from Investments (other than Investments made in the ordinary course of business) to the extent included in arriving at Consolidated Net Income,

(v)        increases in Consolidated Working Capital for such period (other than any such increases arising from acquisitions or Dispositions (other than in the ordinary course of business) by Holdings and its Restricted Subsidiaries completed during such period or the application of acquisition accounting),

(vi)        cash payments by Holdings and its Restricted Subsidiaries during such period in respect of long-term liabilities (including pension and other post-retirement obligations) of Holdings and its Restricted Subsidiaries other than Indebtedness to the extent such payments are not expensed during such period or are not deducted (or were excluded) in calculating Consolidated Net Income and to the extent financed with Internally Generated Cash,

(vii)        without duplication of amounts deducted pursuant to clause (xi) below in prior periods, the amount of Investments made pursuant to clauses (3), (13), (15), (16), (19) (to the extent not deducted in arriving at such Consolidated Net Income) and (24) of the definition of “Permitted Investment” to the extent such Investments were financed with Internally Generated Cash,

(viii)        the amount of Restricted Payments paid during such period pursuant to Sections 7.06(f), (g), (h), (i), (j)(i) and (k), in each case to the extent such Restricted Payments were financed with Internally Generated Cash,

(ix)        the aggregate amount of expenditures actually made by Holdings and its Restricted Subsidiaries from Internally Generated Cash of Holdings and its Restricted Subsidiaries during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period or are not deducted (or were excluded) in calculating Consolidated Net Income,

(x)        the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by Holdings and its Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness to the extent financed with Internally Generated Cash,

(xi)        without duplication of amounts deducted from Excess Cash Flow in prior periods and, at the option of Holdings, the aggregate consideration required to be paid in cash by Holdings and its Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period relating to Permitted Acquisitions, Capital Expenditures, Capitalized Software Expenditures or acquisitions of intellectual property to the extent expected to be consummated or made, in each case during the period of four consecutive fiscal quarters of Holdings following the end of such period provided that to the extent the aggregate amount of Internally Generated Cash actually utilized to finance such Permitted Acquisitions, Capital Expenditures, Capitalized Software Expenditures or acquisitions of intellectual property during such period of four consecutive fiscal quarters is less than the Contract Consideration, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters,

(xii)        the amount of cash taxes paid (or distributed) in respect of such period to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period,

(xiii)        cash expenditures in respect of Swap Contracts during such period to the extent not deducted in arriving at such Consolidated Net Income, and

(xiv)        any payment of cash to be amortized or expensed over a future period and recorded as a long-term asset (so long as any such amortization or expense in such future period is added back to the Excess Cash Flow in such future period pursuant to clause (a)(ii) hereof).

Notwithstanding anything in the definition of any term used in the definition of “Excess Cash Flow” to the contrary, all components of Excess Cash Flow shall be computed for Holdings and its Restricted Subsidiaries on a consolidated basis.

“Excess Cash Flow Period” means each fiscal year of Holdings commencing with and including the fiscal year ending January 31, 2020.

“Excess Permitted Refinancing Amount” has the meaning specified in the “Permitted Refinancing” definition.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Indebtedness” has the meaning set forth in the definition of “Indebtedness.”

“Excluded Subsidiary” means (a) any Subsidiary that is not a wholly owned Subsidiary organized in a Qualified Jurisdiction, (b) any Subsidiary of a Subsidiary described in clause (a) above, (c) any Receivables Co. or Securitization Subsidiary, (d) any Unrestricted Subsidiary or (e) any Subsidiary that is prohibited by applicable law from guaranteeing the Obligations or whose guarantee of the Obligations would result in material adverse tax consequences to the Borrower or its Subsidiaries (as determined reasonably and in good faith by the Borrower); provided that no Subsidiary that is a borrower or guarantor under the Revolving Credit Agreement shall constitute an Excluded Subsidiary.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, as applicable, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (a) by virtue of such Guarantor’s failure to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act and the regulations thereunder, at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation or (b) in the case of a Swap Obligation that is subject to a clearing requirement pursuant to section 2(h) of the Commodity Exchange Act, because such Guarantor is a “financial entity,” as defined in section 2(h)(7)(C) of the Commodity Exchange Act, at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or security interest is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

“Existing Revolving Credit Agreement” means that certain Second Amended and Restated Credit Agreement, dated as of June 30, 2016, among the Borrower, BRP US, the Guarantors party thereto, the lenders from time to time party thereto, and Bank of Montreal, as administrative agent, as amended from time to time.

“Existing Credit Agreement” has the meaning set forth in the preliminary statements to this Agreement.

“Existing Term Loan Tranche” has the meaning set forth in Section 2.16(a).

“Extended Term Loans” has the meaning set forth in Section 2.16(a).

“Extending Term Lender” has the meaning set forth in Section 2.16(c).

“Extension” means the establishment of an Extension Series by amending a Loan pursuant to Section 2.16 and the applicable Extension Amendment.

“Extension Amendment” has the meaning set forth in Section 2.16(d).

“Extension Election” has the meaning set forth in Section 2.16(c).

“Extension Minimum Condition” means a condition to consummating any Extension that a minimum amount (to be determined and specified in the relevant Extension Request, in the Borrower’s sole discretion) of any or all applicable Classes be submitted for Extension.

“Extension Request” has the meaning set forth in Section 2.16(a).

“Extension Series” has the meaning set forth in Section 2.16(a).

“Facility” means a given Class of Term Loans, as the context may require.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Borrower in good faith.

“Family Holding Companies” means, collectively, Beaudier Inc., 4338618 Canada Inc., 4260937 Canada Inc., 4260929 Canada Inc. and 4260911 Canada Inc., in each case for so long as such corporation continues to be used as a holding corporation for one or more of the members of the Beaudier Group and such members continue to beneficially hold, directly or indirectly, not less than 85% of the ownership interests in such corporation.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or any Treasury Regulations or other administrative guidance promulgated thereunder or other official interpretations thereof and any intergovernmental or foreign financial institution agreement adopted pursuant thereto and any fiscal or regulatory legislation, rules, or practices implementing the foregoing.

“FCPA” has the meaning set forth in Section 5.18(b).

“Federal Funds Rate” means, for any day, the rate per annum equal to the rates on overnight Federal funds transactions with members of the Federal Reserve System (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time), as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent; provided further that if the Federal Funds Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“FIRREA” means the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended.

“First Lien Pari Passu Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit J hereto (which agreement in such form, or with immaterial changes thereto, the Administrative Agent is authorized to enter into) together with any material changes thereto which are reasonably acceptable to the Administrative Agent and which material changes shall be posted to the Lenders not less than five (5) Business Days before execution thereof and, if the Required Lenders shall not have objected to such changes within five (5) Business Days after posting, then the Required Lenders shall be deemed to have agreed that the Administrative Agent’s entry into such intercreditor agreement (with such changes) is reasonable and to have consented to such intercreditor agreement (with such changes) and to the Administrative Agent’s execution thereof.

“Fixed Amounts” has the meaning set forth in Section 1.09(e).

“Flood Insurance Laws” means, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statute thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto, (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (v) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Disposition” has the meaning set forth in Section 2.05(b)(viii).

“Foreign Subsidiary” means any direct or indirect Subsidiary of Holdings which is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

“Funded Debt” means all Indebtedness of Holdings and the Restricted Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date but is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Loans.

“GAAP” means the accounting standards from time to time adopted by the Canadian Accounting Standards Board, or any successor body, and set out in the CPA Canada Handbook – Accounting, that are applicable to the relevant Person for the relevant financial period; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof (including through conforming changes made consistent with IFRS) on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof (including through conforming changes made consistent with IFRS), then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. In the case of each of the foregoing provisos, the Required Lenders and the Borrower shall negotiate in good faith to amend such provision and no fees (other than reasonable legal fees incurred by the Administrative Agent in connection with such amendment), no premiums, and no increases in pricing or other costs shall be charged to, or borne by the Borrower in connection with any such amendment.

“Governmental Authority” means the government, parliament or legislature of any nation, or of any political subdivision thereof, any agency, authority, instrumentality, ministry, regulatory body, court, administrative tribunal, central bank, including the Canadian Revenue Agency, the Internal Revenue Service and any other taxation authority, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Granting Lender” has the meaning set forth in Section 10.07(g).

“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guaranteed Obligations” has the meaning set forth in Section 11.01.

“Guarantors” has the meaning set forth in the definition of “Collateral and Guarantee Requirement” and shall include each Restricted Subsidiary that shall have become a Guarantor pursuant to Section 6.11. For avoidance of doubt, the Borrower may elect to cause any Restricted Subsidiary that is not a Guarantor to Guarantee the Obligations by causing such Restricted Subsidiary to execute a joinder to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and to comply with the requirements of Section 6.11 of this Agreement (which for the avoidance of doubt, require security documents governed by the jurisdiction of organization of such Restricted Subsidiary), and any such Restricted Subsidiary shall cease to be an Excluded Subsidiary and shall be a Guarantor, Loan Party and Subsidiary Guarantor hereunder for all purposes; provided that (x) other than in the case of a Foreign Subsidiary, such election shall be at the sole discretion of the Borrower and (y) in the case of a Foreign Subsidiary, such election shall be at the discretion of the Borrower with the consent of the Administrative Agent (not to be unreasonably withheld, delayed or conditioned), it being understood that the only reasonable condition to the Administrative Agent’s consent shall be to require amendments (such amendments, notwithstanding anything else herein to the contrary, requiring solely the consent of the Administrative Agent and the Borrower and no other Loan Party or Secured Party) to this Agreement to cap Indebtedness incurred by such Foreign Subsidiary pursuant to Section 7.03(g) or Section 7.03(s), in each case in an amount no less than the existing caps set forth for the incurrence of Indebtedness by Non-Loan Parties, as are deemed in good faith by the Administrative Agent (in consultation with the Borrower) as reasonably necessary in light of the limitations on the provision of, enforceability or legality of any Guaranty by, and provision of perfected first-priority security interest in the assets of, such Foreign Subsidiary (to the extent such limitations are more restrictive in any material respect than the general limitations in the provision, enforceability or legality of any Guaranty provided by other Subsidiary Guarantors that are Domestic Subsidiaries). In addition, the Borrower shall be a Guarantor other than with respect to its direct Obligations as a primary obligor.

“Guaranty” means, collectively, the guaranty of the Obligations by the Guarantors pursuant to this Agreement.

“Hazardous Materials” means all materials, pollutants, contaminants, chemicals, compounds, constituents, substances, wastes or residual materials in any form, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, mold, electromagnetic radio frequency or microwave emissions that are regulated pursuant to, or which could give rise to liability under, Environmental Law.

“Hedge Bank” means with respect to any Secured Hedge Agreement, as of any date of determination, (i) any Person that is a Lender or an Affiliate of a Lender on such date or (ii) any Person who (x) was a Lender or an Affiliate of a Lender at the time such Secured Hedge Agreement was entered into and who is no longer a Lender or an Affiliate of a Lender or (y) was an Arranger or an Affiliate of an Arranger as of the Closing Date (regardless of whether such Person is currently an Arranger or an Affiliate of an Arranger at the date of determination); provided that any Hedge Bank (as defined in the Revolving Credit Agreement) shall not constitute a Hedge Bank hereunder.

“Holdings” has the meaning set forth in the preamble to this Agreement.

“Identified Participating Lenders” has the meaning set forth in Section 2.05(a)(v)(C)(c).

“Identified Qualifying Lenders” has the meaning set forth in Section 2.05(a)(v)(D)(c).

“IFRS” means international accounting standards as promulgated by the International Accounting Standards Board.

“Incremental Amendment” has the meaning set forth in Section 2.14(f).

“Incremental Amendment Date” has the meaning set forth in Section 2.14(d).

“Incremental Commitments” has the meaning set forth in Section 2.14(a).

“Incremental Equivalent Debt” has the meaning set forth in Section 2.14(h).

“Incremental Facility Closing Date” has the meaning set forth in Section 2.14(b).

“Incremental Lender” has the meaning set forth in Section 2.14(c).

“Incremental Loan” has the meaning set forth in Section 2.14(b).

“Incremental Loan Request” has the meaning set forth in Section 2.14(a).

“Incurrence-Based Amounts” has the meaning set forth in Section 1.09(e).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following:

(a)        all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)        the maximum amount (after giving effect to any prior drawings or reductions which may have been reimbursed) of all outstanding letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds, performance bonds and similar instruments issued or created by or for the account of such Person;

(c)        net obligations of such Person under any Swap Contract;

(d)        all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts and accrued expenses payable in the ordinary course of business, (ii) any earn-out or similar obligation, unless such obligation has not been paid within 30 days after becoming due and payable and becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) accruals for payroll and other liabilities accrued in the ordinary course of business);

(e)        indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements and mortgage, industrial revenue bond, industrial development bond and similar financings), provided such indebtedness shall have been assumed by such Person or is limited in recourse to such property;

(f)        all Attributable Indebtedness;

(g)        all obligations of such Person in respect of Disqualified Equity Interests; if and to the extent that the foregoing would constitute indebtedness or a liability in accordance with GAAP; and

(h)        to the extent not otherwise included above, all Guarantees of such Person in respect of any of the foregoing;

provided, however, that (i) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money and (ii) Investments pursuant to clause (27) of the definition of “Permitted Investments” shall, in each case, be deemed not to constitute Indebtedness.

For all purposes hereof, the Indebtedness of any Person shall (A) include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner, except to the extent such Person’s liability for such Indebtedness is otherwise limited and only to the extent such Indebtedness would be included in the calculation of Consolidated Total Net Debt, (B) in the case of Holdings and its Restricted Subsidiaries, exclude all intercompany Indebtedness so long as such intercompany Indebtedness (i) has a term not exceeding 364 days (inclusive of any roll-over or extensions of terms), (ii) of any Loan Party owed to a Non-Loan Party is unsecured and subordinated to the Obligations and (iii) is made in the ordinary course of business and (C) except for calculations in connection with an LCT Test Date or any calculation for a Subsequent Transaction, exclude Indebtedness incurred in advance of, and the proceeds of which are to be applied in connection with, the consummation of a transaction solely to the extent the proceeds thereof are and continue to be held in an escrow, trust, collateral or similar account or arrangement (collectively, an “Escrow”) and are not otherwise made available to such Person (such Indebtedness, “Excluded Indebtedness”) (it being understood that in any event, any such proceeds held in such Escrow shall be deemed to constitute Restricted Cash). From and after the date on which any Escrow is established and prior to the earlier of the date on which the proceeds in which such Escrow have been fully released to the Borrower or otherwise, for purposes of determining whether any Indebtedness is permitted to be incurred under this Agreement, such determination shall be made on a Pro Forma Basis (i) assuming the release of proceeds under the Escrow, the use of proceeds thereof (and the consummation of the associated transactions) and the inclusion of the Excluded Indebtedness and (ii) assuming the Escrow has not been released and the associated transactions have not been consummated. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby. The amount of any Indebtedness that is issued at a discount to its initial principal amount shall be calculated based on the initial stated principal amount thereof without giving effect to any such discounts.

“Indemnified Liabilities” has the meaning set forth in Section 10.05.

“Indemnified Taxes” means, with respect to any Agent or any Lender, all Taxes imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, other than (i) any Taxes imposed on or measured by its net income, however denominated, and franchise (and similar) Taxes imposed on it in lieu of income Taxes, in each case (A) imposed by a jurisdiction as a result of such recipient being organized in or having its principal office or applicable lending office in such jurisdiction, or (B) that are Other Connection Taxes (ii) any Taxes attributable to the failure by such Agent or Lender to comply with Section 3.01(d), (iii) any Taxes similar to the branch profits tax under Section 884(a) of the Code imposed by Canada (or any province thereof) or by any other jurisdiction described in clause (i) above, (iv) any Taxes imposed under FATCA, (v) any Canadian federal withholding Taxes imposed as a result of the Administrative Agent, any Lender or any other recipient of any payment hereunder, not dealing at arm’s length (within the meaning of the ITA) with the Borrower or a Guarantor (otherwise than by reason solely of the exercise of its rights under this Agreement), or as a result of a Lender being a “specified non-resident shareholder” (within the meaning of subsection 18(5) of the ITA) of the Borrower or a Guarantor, or not dealing at arm’s length with a “specified shareholder” (within the meaning of subsection 18(5) of the ITA) of the Borrower or a Guarantor (in each case, otherwise than by reason solely of the exercise of its rights under this Agreement) and (vi) for the avoidance of doubt, interest, penalties, and additions to tax on the amounts described in clauses (i) through (vi) hereof.

“Indemnitees” has the meaning set forth in Section 10.05.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged and that is independent of the Borrower and its Affiliates.

“Information” has the meaning set forth in Section 10.08.

“Intercreditor Agreements” means any First Lien Pari Passu Intercreditor Agreement, any Second Lien Intercreditor Agreement, the Revolving/Term Loan Intercreditor Agreement and any Subordination Agreement, collectively, in each case to the extent then in effect.

“Interest Payment Date” means, (a) as to any Eurocurrency Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made.

“Interest Period” means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one, two, three or six months thereafter or, to the extent agreed by each Lender of such Eurocurrency Rate Loan, twelve months or less than one month thereafter, as selected by the Borrower in its Committed Loan Notice; provided that:

(i)        any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(ii)        any Interest Period (other than an Interest Period having a duration of less than one month) that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii)        no Interest Period shall extend beyond the applicable Maturity Date.

“Internally Generated Cash” means, with respect to any Person, funds of such Person and its Restricted Subsidiaries not constituting (x) proceeds of the issuance of (or contributions in respect of) Equity Interests of such Person, (y) proceeds of the incurrence of Indebtedness (other than the incurrence Revolving Loans or extensions of credit under any other revolving credit or similar facility) by such Person or any of its Restricted Subsidiaries or (z) proceeds of Dispositions (other than Dispositions of inventory in the ordinary course of business) and Casualty Events.

“Interpolated Screen Rate” means, with respect to the Eurocurrency Rate for any Eurocurrency Rate Loan or Base Rate Loan, the rate which results from interpolating on a linear basis between:

(a)        the applicable Screen Rate for the longest period for which a Screen Rate is available for such Loan of such Type in the applicable currency, which period is less than the Interest Period of such Loan; and

(b)        the applicable Screen Rate for the shortest period for which a Screen Rate is available for such Loan of such Type in the applicable currency, which period exceeds the Interest Period of such Loan.

“Investment” means, as to any Person, all investments by such Person in other Persons (including Affiliates) in the form of (x) loans (including guarantees), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, members of management, manufacturers and consultants, in each case made in the ordinary course of business), (y) purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person (excluding, in the case of Holdings and its Restricted Subsidiaries, intercompany loans, advances or Indebtedness so long as such Indebtedness (i) has a term not exceeding 364 days (inclusive of any roll over or extensions of terms), (ii) of any Loan Party owed to a Non-Loan Party is unsecured and subordinated to the Obligations and (iii) is made in the ordinary course of business) or (z) purchases or other acquisitions (in one transaction or a series of transactions) of all or substantially all of the assets of, or a division, business unit or product line, including research and development and related assets in respect of any product, of, any other Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenants described under Sections 6.14 and 7.06:

(1)        “Investments” shall include the portion (proportionate to Holdings’ Equity Interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Holdings at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Holdings shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)        Holdings’ “Investment” in such Subsidiary at the time of such redesignation; less

(b)        the portion (proportionate to Holdings’ Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)        any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment (without adjustment for any increases or decreases in the value of such Investments), reduced by (except in the case of any Investments made using the Cumulative Credit pursuant to Section 7.06(g)(y), returns which are included in the Cumulative Credit pursuant to clause (f) of the definition thereof) any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by Holdings or a Restricted Subsidiary in respect of such Investment.

“IP Rights” has the meaning set forth in Section 5.15.

“IRS” means the United States Internal Revenue Service.

“ITA” means the Income Tax Act (Canada).

“Judgment Currency” has the meaning set forth in Section 10.21.

“Junior Financing” has the meaning set forth in Section 7.13.

“Junior Financing Documentation” means any documentation governing any Junior Financing.

“Kawasaki Settlement Agreement” means the Settlement Agreement, dated as of March 31, 2008, by and between Kawasaki Heavy Industries, Kawasaki Motors Corp., U.S.A., Kawasaki Motors Manufacturing Corp., U.S.A., the Borrower, BRP US Inc. and BRP-Rotax GMBH & Co. KG as in effect on the Closing Date.

“Latest Maturity Date” means, at any date of determination and with respect to the specified Loans or Commitments (or in the absence of any such specification, all outstanding Loans and Commitments hereunder), the latest Maturity Date applicable to any such Loans or Commitments hereunder at such time, including the latest maturity date of any Extended Term Loan, any Incremental Loans or any Refinancing Loans, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all international, foreign, domestic, federal, provincial, municipal, territorial, state and local statutes, treaties, rules, guidelines, regulations, bylaws, ordinances, codes, administrative or judicial precedents or authorities and executive orders, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCT Election” has the meaning set forth in Section 1.09(f).

“LCT Test Date” has the meaning set forth in Section 1.09(f).

“Lender” has the meaning set forth in the preamble to this Agreement.

“Lending Office” means, as to any Lender, such office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

“Lien” means any mortgage, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to Real Property, and any Capitalized Lease having substantially the same economic effect as any of the foregoing); provided that in no event shall an operating lease in and of itself be deemed a Lien.

“Limited Condition Transaction” means (i) any Permitted Acquisition whose consummation is not conditioned on the availability of, or on obtaining, third party financing and/or (ii) any redemption or repayment of Indebtedness requiring irrevocable notice in advance of such redemption or repayment.

“Limited Originator Recourse” means a letter of credit, cash collateral account or other such credit enhancement issued in connection with the incurrence of Indebtedness by a Securitization Subsidiary under a Qualified Securitization Financing.

“Loan” means an extension of credit under Article II by a Lender to the Borrower in the form of a Term Loan.

“Loan Documents” means, collectively, (i) this Agreement and the Restatement Agreement, (ii) the Notes, (iii) the Collateral Documents, (iv) the Intercreditor Agreements, (v) any Refinancing Amendment, Incremental Amendment or Extension Amendment, (vi) any other document or instrument designated by the Borrower and the Administrative Agent as a “Loan Document” and (vii) any other amendment or joinder to this Agreement; provided, that no Swap Contract or Secured Hedge Agreement shall be a Loan Document.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Margin Stock” shall have the meaning assigned to such term in Regulation U of the Board of Governors of the United States Federal Reserve System, or any successor thereto.

“Master Agreement” has the meaning set forth in the definition of “Swap Contract.”

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, assets or financial condition of Holdings and its Restricted Subsidiaries, taken as a whole; (b) the ability of the Loan Parties (taken as a whole) to fully and timely perform any of their payment obligations under any Loan Document to which any of the Loan Parties is a party; or (c) the rights and remedies available to the Lenders or the Administrative Agent under any Loan Document.

“Material Real Property” means (i) any fee-owned Real Property located in a Qualified Jurisdiction (other than the United Mexican States) that is owned by any Loan Party on the Closing Date and is subject to a Mortgage under the Existing Credit Agreement, as listed in Schedule 1.01E and (ii) any fee-owned Real Property located in a Qualified Jurisdiction (other than the United Mexican States) that is acquired after the Closing Date and that has a fair market value in excess of $15,000,000 at the time of acquisition.

“Maturity Date” means (i) with respect to the Term B Loans, the seventh anniversary of the Closing Date, (ii) with respect to any Class of Extended Term Loans, the final maturity date as specified in the applicable Extension Request accepted by the respective Lender or Lenders, (iii) with respect to any Refinancing Loans, the final maturity date as specified in the applicable Refinancing Amendment, (iv) with respect to any Incremental Loans, the final maturity date as specified in the applicable Incremental Amendment and (v) with respect to any Replacement Term Loans, the final maturity date as specified in the applicable agreement; provided that, in each case, if such day is not a Business Day, the Maturity Date shall be the Business Day immediately succeeding such day.

“Maximum Rate” has the meaning set forth in Section 2.10(d).

“Mexican Security Documents” means the stock pledge agreements, non-possessory pledges and mortgage on Real Property located in the United Mexican States, or other similar agreements executed and delivered pursuant to the Existing Credit Agreement, the Collateral and Guarantee Requirement, Sections 6.11, 6.13 or 6.17 of this Agreement or pursuant to any of the foregoing and each of the other agreements, instruments or documents governed by the Laws of the United Mexican States or any state or subdivision thereof that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties (other than any mortgage with respect to the Ciudad Juarez Property existing on the Closing Date).

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgage Policies” has the meaning set forth in the definition of “Collateral and Guarantee Requirement.”

“Mortgaged Properties” has the meaning set forth in the definition of “Collateral and Guarantee Requirement.”

“Mortgages” means, collectively, the deeds of trust, deeds to secure debt, trust deeds, hypothecs and mortgages made by the Loan Parties in favor or for the benefit of the Administrative Agent on behalf of the Secured Parties creating and evidencing a Lien on a Mortgaged Property in form and substance reasonably satisfactory to the Administrative Agent (taking account of relevant local Law matters), executed and delivered pursuant to the Collateral and Guarantee Requirement, Section 6.11 or Section 6.13, in each case, as the same may from time to time be amended, restated, supplemented or otherwise modified.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA to which a Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding six plan years, has made or been obligated to make contributions.

“Net Proceeds” means:

(a)        100% of the cash proceeds actually received by Holdings or any of the Restricted Subsidiaries (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise and including casualty insurance settlements and condemnation awards, but in each case only as and when received) from any Disposition, net of (i) attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (ii) the principal amount of any Indebtedness that is secured by a Lien (other than a Lien that ranks pari passu with or is subordinated to the Liens securing the Obligations) on the asset subject to such Disposition and that is required to be repaid in connection with such Disposition (other than Indebtedness under the Loan Documents), together with any applicable premium, penalty, interest and breakage costs, (iii) in the case of any Disposition by a non-wholly owned Restricted Subsidiary, the pro rata portion of the Net Proceeds thereof (calculated without regard to this clause (iii)) attributable to minority interests and not available for distribution to or for the account of Holdings or a wholly owned Restricted Subsidiary as a result thereof, (iv) taxes paid or reasonably estimated to be payable, directly or indirectly, as a result thereof (including taxes that are or would be imposed on the distribution or repatriation of any such Net Proceeds), and (v) the amount of any reasonable reserve established in accordance with GAAP against any adjustment to the sale price or any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) related to any of the applicable assets and (y) retained by Holdings or any of the Restricted Subsidiaries including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations (provided, however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Proceeds of such Disposition occurring on the date of such reduction); provided that, at the option of Holdings, Holdings may use all or any portion of such proceeds to acquire, maintain, develop, construct, improve, upgrade or repair assets useful in the business of Holdings or its Restricted Subsidiaries or to make Permitted Acquisitions (or any subsequent Investment made in a Person, division or line of business previously acquired), in each case within 15 months of such receipt, and such proceeds shall not constitute Net Proceeds except to the extent not, within 15 months of such receipt, so used or contractually committed to be so used (it being understood that if any portion of such proceeds are not so used within such 15-month period but within such 15-month period are contractually committed to be used, then upon the termination of such contract or if such Net Proceeds are not so used within such 15-month period or, if later, 180 days from the entry into such contractual commitment, then such remaining portion shall constitute Net Proceeds as of the date of such termination or expiry without giving effect to this proviso); provided, further, that no proceeds realized in a single transaction or series of related transactions shall constitute Net Proceeds unless (x) such proceeds shall exceed $10,000,000 or (y) the aggregate net proceeds exceed $25,000,000 in any fiscal year (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds under this clause (a)), and

(b) 100% of the cash proceeds from the incurrence, issuance or sale by Holdings or any of the Restricted Subsidiaries of any Indebtedness, net of all taxes paid or reasonably estimated to be payable, directly or indirectly, as a result thereof and fees (including investment banking fees, underwriting fees and discounts), commissions, costs and other expenses, in each case incurred in connection with such issuance or sale.

For purposes of calculating the amount of Net Proceeds, fees, commissions and other costs and expenses payable to Holdings shall be disregarded.

“Non-Consenting Lender” has the meaning set forth in Section 3.07.

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender.

“Non-Loan Party” means any Restricted Subsidiary of Holdings that is not a Loan Party.

“Note” means a Term Note.

“Obligations” means all (x) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, expenses and other amounts that accrue after the commencement by or against any Loan Party or Restricted Subsidiary of any case or proceeding under any Debtor Relief Laws naming such Person as the debtor in such case or proceeding, regardless of whether such interest, fees, expenses and other amounts are allowed or allowable claims in such case or proceeding and (y) obligations of any Loan Party or Restricted Subsidiary arising under any Secured Hedge Agreement. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation (including guarantee obligations) to pay principal, interest, reimbursement obligations, charges, expenses, fees, premiums, Attorney Costs, indemnities and other amounts payable by any Loan Party under any Loan Document and (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that the Administrative Agent or any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party; provided that the Obligations with respect to any Guarantor shall not include any Excluded Swap Obligations of such Guarantor.

“Offered Amount” has the meaning set forth in Section 2.05(a)(v)(D)(a).

“Offered Discount” has the meaning set forth in Section 2.05(a)(v)(D)(a).

“OID” means original issue discount.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, declaration, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Applicable Indebtedness” has the meaning set forth in Section 2.05(b)(i).

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to, or enforced any Loan Document.

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment or a grant of a participation (other than an assignment made pursuant to Section 3.07).

“Outstanding Amount” means with respect to the Loans on any date, the outstanding Dollar Amount thereof after giving effect to any borrowings and prepayments or repayments of Loans, as the case may be, occurring on such date.

“Overnight Rate” means, for any day, the greater of the Federal Funds Rate and an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

“Participant” has the meaning set forth in Section 10.07(d).

“Participant Register” has the meaning set forth in Section 10.07(d).

“Participating Lender” has the meaning set forth in Section 2.05(a)(v)(C)(b).

“PBGC” means the Pension Benefit Guaranty Corporation created by Section 4002 of ERISA.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA or Section 412 of the Code and is sponsored or maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five (5) plan years.

“Permitted Acquisition” means any Investment of the type described in clause (3) of the definition of “Permitted Investments” and any other Investment constituting the purchase or acquisition of all of the assets of, or a division, business unit or product line, including research and development and related assets in respect of any product, of, or the Equity Interests representing a majority of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of, another Person.

“Permitted Earlier Maturity Debt” shall mean up to $100,000,000 in aggregate principal amount of Indebtedness that may be incurred, at the election of the Borrower, under Section 2.14, Section 2.15, Section 7.03(g) or Section 7.03(s) or any Incremental Equivalent Debt, Replacement Term Loans or Refinancing Loans, in each case, with (i) a final maturity date prior to the Maturity Date of the Term B Loans and (b) a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the Term B Loans.

“Permitted Floorplan Facility” means any transaction providing for the financing of purchases of inventory from Holdings and its Subsidiaries by dealers, distributors and other customers of such products on terms that are reasonably customary for such financings.

“Permitted Holders” means one or more of (a) Bain, (b) Beaudier, (c) the Caisse, provided, that the Caisse shall not be a Permitted Holder unless Bain or Beaudier (or both taken together) owns, directly or indirectly, issued and outstanding Equity Interests of Holdings having a greater percentage of the ordinary voting power of the then outstanding Equity Interests of Holdings than does the Caisse, or (d) any entity that is controlled jointly by two or more of the entities identified in clauses (a), (b) and (c) (excluding, for the avoidance of doubt, Holdings, the Borrower or any of their respective Subsidiaries).

“Permitted Investments” means:

(1)        any Investment in Holdings or any of its Restricted Subsidiaries;

(2)        any Investment in Cash Equivalents;

(3)        any Investment by Holdings or any of its Restricted Subsidiaries in a Person (including, to the extent constituting an Investment, in assets of a Person that represent all or substantially all of its assets or a division, business unit or product line, including research and development and related assets in respect of any product) that is engaged in a business permitted pursuant to Section 7.07 if as a result of such Investment:

(i)        such Person becomes a Restricted Subsidiary; or

(ii)        such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets (or such division, business unit or product line) to, or is liquidated into, Holdings or a Restricted Subsidiary;

and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation consolidation or transfer;

(4)        any Investment in securities or other assets not constituting Cash Equivalents and received in connection with a Disposition made pursuant to Section 7.05 hereof or any other disposition of assets not constituting a Disposition;

(5)        any Investment existing on the Closing Date or made pursuant to binding commitments in effect on the Closing Date, in each case as listed on Schedule II, or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any such Investment or binding commitment existing on the Closing Date; provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Closing Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Agreement;

(6)        any Investment acquired by Holdings or any of its Restricted Subsidiaries:

(i)        consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business; or

(ii)        in exchange for any other Investment, accounts receivable or endorsements for collection or deposit held by Holdings or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement of delinquent accounts of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

(iii)        in satisfaction of judgments against other Persons; or

(iv)        as a result of a foreclosure by Holdings or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)        Swap Contracts permitted under Section 7.03(f) hereof and Cash Management Services;

(8)        distributions or payments of Securitization Fees;

(9)        Investments the payment for which consists of Equity Interests (other than Disqualified Equity Interests) of Holdings or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the Cumulative Credit;

(10)        guarantees of Indebtedness permitted under Section 7.03(c) (in the case of guarantees provided by Non-Loan Parties, subject to clause (C) of the proviso to Section 7.03(c)), performance guarantees and Contingent Obligations incurred in the ordinary course of business (as long as the primary obligor with respect to such Contingent Obligation is Holdings or any Restricted Subsidiary) and the creation of Liens on the assets of Holdings or any Restricted Subsidiary in compliance with Section 7.01;

(11)        any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of Section 7.08 (except transactions described in clauses (a), (f), (g), (l), (n), (q) and (r) of such Section);

(12)        Investments consisting of purchases or other acquisitions of inventory, supplies, services, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13)        Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed the greater of (i) $100,000,000 and (ii) 21.0% of Consolidated EBITDA (with Consolidated EBITDA being calculated at the time such Investment is made);

(14)        Investments in or relating to a Securitization Subsidiary that, in the good faith determination of Holdings are necessary or advisable to effect any Qualified Securitization Financing or any repurchase obligation in connection therewith;

(15)        loans and advances to, or guarantees of Indebtedness of, officers, directors, employees, consultants and members of management not in excess of the greater of (i) $12,500,000 and (ii) 2.5% of Consolidated EBITDA outstanding at any one time, in the aggregate (excluding, for the avoidance of doubt, loans and advances described in clause (16) of this definition);

(16)        loans and advances to employees, directors, officers, managers and consultants (i) for business-related travel expenses, entertainment expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or (ii) to fund such Person’s purchase of Equity Interests of Holdings or any direct or indirect parent company thereof;

(17)        advances, loans or extensions of trade credit in the ordinary course of business by Holdings or any of its Restricted Subsidiaries;

(18)        any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(19)        Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(20)        Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(21)        Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers consistent with past practices;

(22)        Investments consisting of promissory notes issued by Holdings or any Restricted Subsidiary to future, present or former officers, directors and employees, members of management, or consultants of Holdings or any of its Subsidiaries or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Holdings or any direct or indirect parent thereof, to the extent the applicable Restricted Payment is permitted by Section 7.06 hereof;

(23)        any Investment by any Captive Insurance Subsidiary in connection with its provision of insurance to Holdings or any of its Subsidiaries, which Investment is made in the ordinary course of business of such Captive Insurance Subsidiary, or by reason of applicable law, rule, regulation or order, or that is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or its business, as applicable;

(24)        loans and advances to any direct or indirect parent of Holdings not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof) Restricted Payments to the extent permitted to be made to such parent in accordance with Sections 7.06(f), (g) or (h), such Investment being treated for purposes of the applicable clause of Section 7.06, including any limitations, as a Restricted Payment made pursuant to such clause;

(25)        any Investments by Holdings or any Restricted Subsidiary in connection with any joint venture or other arrangement with any university for research and development purposes, in an aggregate amount not to exceed $15,000,000 outstanding at any one time;

(26)        any Investment made in the ordinary course of business consisting of a guarantee in favor of (i) a third party in connection with such third party’s lease of products purchased from Holdings or any Restricted Subsidiary (or from a dealer or distributor that purchased such products from Holdings or any Restricted Subsidiary) to customers and (ii) a customer in connection with such customer’s lease from a third party of products purchased by such third party from Holdings or any Restricted Subsidiary (or from a dealer or distributor that purchased such products from Holdings or any Restricted Subsidiary); and

(27)        Investments, in an amount not to exceed $150,000,000 outstanding at any time, in connection with Holdings or any Restricted Subsidiary guaranteeing a minimum return with respect to any financing program provided by any third party, under which financing program such third party provides financing to customers for the purchase from a dealer or distributor of products purchased by such dealer or distributor from Holdings or any Restricted Subsidiary.

For purposes of determining whether an Investment is a Permitted Investment or is otherwise a Restricted Investment permitted to be made pursuant to Section 7.06, in the event that an Investment (or any portion thereof) at any time, whether at the time of making of such Investment or upon or subsequently, meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (27) above or any other provision of Section 7.06, Holdings, in its sole discretion, will classify and may subsequently reclassify such Investment (or any portion thereof) in any one or more of the types of Investments described in clauses (1) through (27) above or any other applicable clause in Section 7.06 and will only be required to include the amount and type of such Investment in such of the above clauses or clauses in Section 7.06 as determined by Holdings at such time.

“Permitted Junior Secured Refinancing Debt” has the meaning set forth in Section 2.15(h)(i).

“Permitted Pari Passu Secured Refinancing Debt” has the meaning set forth in Section 2.15(h)(i).

“Permitted Ratio Debt” means Indebtedness (including Acquired Indebtedness) incurred or assumed by Holdings or any Restricted Subsidiary if and to the extent the Consolidated Cash Interest Coverage Ratio of Holdings for Holdings’ most recently ended Test Period preceding the date on which such Indebtedness is incurred or assumed would have been equal to or greater than 2.0 to 1.0, determined on a Pro Forma Basis giving effect to such assumption or incurrence and the use of proceeds thereof; provided, that (i) immediately after the incurrence or assumption of such Indebtedness and the use of proceeds thereof, no Event of Default shall be continuing or result therefrom, (ii) except with respect to such Indebtedness assumed in connection with a Permitted Acquisition, (1) if such Indebtedness is in the form of loans, the provisions of Sections 2.14(e)(i)(B) and 2.14(e)(i)(C), as applicable, shall apply to any such Indebtedness as if such Indebtedness were a Class of Incremental Loans and (2) if such Indebtedness is in the form of notes, such Indebtedness does not mature or have scheduled amortization or payments of principal (other than customary “AHYDO catch-up payments,” customary offers to repurchase and prepayment events upon a change of control, asset sale or event of loss and a customary acceleration right after an event of default) prior to the Maturity Date of the Term B Loans at the time such Indebtedness is incurred or issued and (iii) Non-Loan Parties may not incur Indebtedness pursuant to this definition if, after giving Pro Forma Effect to such incurrence, the aggregate amount of Indebtedness of Non-Loan Parties incurred pursuant to this paragraph then outstanding, together with the aggregate amount of Indebtedness of Non-Loan Parties incurred pursuant to Section 7.03(g), would exceed the greater of (x) $75,000,000 and (y) 15.0% of Consolidated EBITDA, in each case determined at the such time of incurrence; provided that a certificate of the Borrower as to the satisfaction of the Consolidated Cash Interest Coverage Ratio condition described above delivered prior to, on or after the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of documentation relating thereto, stating that Holdings has determined in good faith that such terms and conditions satisfy such Consolidated Cash Interest Coverage Ratio condition, shall be conclusive unless the Administrative Agent notifies Holdings within five (5) Business Days of receipt of such certificate that it disagrees with such determination (including a description of the basis upon which it disagrees).

“Permitted Receivables Facility” means any transaction providing for the sale or financing of accounts receivable, chattel paper and related assets of Holdings and its Subsidiaries, including any receivables purchase facility, factoring arrangement or securitization transaction, regardless of whether such transaction is effected without recourse to Holdings or the Subsidiary or in any manner that would not be reflected on the consolidated balance sheet of Holdings in accordance with GAAP, in each case as amended or modified from time to time, that is on terms that are reasonably customary for such financings.

“Permitted Refinancing” means, with respect to any Person, any modification, refinancing, refunding, renewal, replacement or extension of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed, replaced or extended except by an amount (the “Excess Permitted Refinancing Amounts”) equal to unpaid accrued interest and premium thereon plus other amounts owing or paid related to such Indebtedness plus fees and expenses reasonably incurred, in connection with such modification, refinancing, refunding, renewal, replacement or extension and by an amount equal to any existing commitments unutilized thereunder, (b) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 7.03(e), such modification, refinancing, refunding, renewal, replacement or extension has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, (c) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 7.03(e) or (f), at the time thereof, no Event of Default shall have occurred and be continuing, (d) if such Indebtedness being modified, refinanced, refunded, renewed, replaced or extended is Junior Financing, to the extent such Indebtedness being modified, refinanced, refunded, renewed, replaced or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal, replacement or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, (e) to the extent such Indebtedness being modified, refinanced, refunded, renewed, replaced or extended is secured by the Collateral and/or subject to intercreditor arrangements for the benefit of the Lenders, such modification, refinancing, refunding, renewal, replacement or extension is either (1) unsecured or (2) secured and, if secured, subject to intercreditor arrangements on terms at least as favorable (including with respect to priority) to the Lenders as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, and such modification, refinancing, refunding, renewal, replacement or extension is incurred by one or more Persons who is an obligor of the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended, (f) any such modification, refinancing, renewal, replacement or extension has the same primary obligor and the same (or fewer) guarantors as the Indebtedness being modified, refinanced, refunded, renewed, replaced or extended and (g) if such Indebtedness being modified, refinanced, refunded, renewed, replaced or extended is unsecured, such modification, refinancing, refunding, renewal, replacement or extension is either unsecured or subject to Liens only to the extent permitted by Section 7.01(bb) or (cc). Any reference to a Permitted Refinancing in this Agreement or any other Loan Document shall be interpreted to mean (a) a Permitted Refinancing of the subject Indebtedness and (b) any further refinancings constituting a Permitted Refinancing of the Indebtedness resulting from a prior Permitted Refinancing.

“Permitted Unsecured Refinancing Debt” has the meaning set forth in Section 2.15(h)(i).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any material “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established or maintained by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Platform” has the meaning set forth in Section 6.01.

“Pledged Debt” means promissory notes and other instruments evidencing Indebtedness owed to a Loan Party.

“Pledged Equity” means the certificates representing Equity Interests.

“PPSA” means the Personal Property Security Act (Ontario) including the regulations thereto, provided that if perfection or the effect of perfection or non-perfection or the priority of any Lien created hereunder or under any other Loan Document on the Collateral is governed by the personal property security legislation or other applicable legislation with respect to personal property security in effect in any applicable jurisdiction in Canada. “PPSA” means the Personal Property Security Act or such other applicable legislation (including, the Civil Code of Quebec) in effect from time to time in such other jurisdiction in Canada for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Prime Rate” shall mean, for any day, the prime rate published in The Wall Street Journal for such day; provided that if The Wall Street Journal ceases to publish for any reason such rate of interest, “Prime Rate” shall mean the prime lending rate as set forth on the Bloomberg page PRIMBB Index (or successor page) for such day (or such other service as determined by the Administrative Agent from time to time for purposes of providing quotations of prime lending interest rates); each change in the Prime Rate shall be effective on the date such change is effective. The prime rate is not necessarily the lowest rate charged by any financial institution to its customers.

“Pro Forma Basis” and “Pro Forma Effect” mean, with respect to compliance with any test or covenant or calculation of any ratio hereunder, the determination or calculation of such test, covenant or ratio (including in connection with Specified Transactions) in accordance with Section 1.09.

“Pro Rata Share” means, with respect to each Lender, at any time a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Commitments and, if applicable and without duplication, Term Loans of such Lender under the applicable Facility or Facilities at such time and the denominator of which is the amount of the Aggregate Commitments under the applicable Facility or Facilities and, if applicable and without duplication, Term Loans under the applicable Facility or Facilities at such time.

“Proceeding” has the meaning set forth in Section 10.05.

“Projections” has the meaning set forth in Section 6.01(c).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Company Costs” means costs relating to compliance with the provisions of the Securities Act, the Exchange Act and applicable Canadian corporate and securities Laws (or similar Laws in any other jurisdiction), in each case as applicable to companies with equity or debt securities held by the public, the rules of securities exchanges applicable to companies with listed equity or debt securities, directors’ compensation, fees and expense reimbursement, costs relating to investor relations, shareholder meetings and reports to shareholders or debtholders, directors’ and officers’ insurance, listing fees and all executive, legal and professional fees related to the foregoing.

“Public Lender” has the meaning set forth in Section 6.01.

“Qualified ECP Guarantor” means in respect of any Swap Obligation, each Loan Party that, at the time the relevant guarantee (or grant of the relevant security interest, as applicable) becomes or would become effective with respect to such Swap Obligation, has total assets exceeding $10,000,000 or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and which may cause another person to qualify as an “eligible contract participant” with respect to such Swap Obligation at such time by entering into a keepwell pursuant to section 1a(18)(A)(v)(II) of the Commodity Exchange Act (or any successor provision thereto).

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

“Qualified Jurisdiction” means any of (i) Canada or any province or territory thereof, (ii) the United States, any state or territory thereof or in the District of Columbia, (iii) the United Mexican States or any state or federal district thereof and (iv) any other jurisdiction of a Guarantor designated as a Guarantor by the Borrower.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (a) such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Holdings and the Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value and (c) the financing terms, covenants, termination events and other provisions thereof, including any Standard Securitization Undertakings, shall be market terms. The grant of a security interest in any Securitization Assets of Holdings or any of the Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under this Agreement prior to engaging in any Securitization Financing shall not be deemed a Qualified Securitization Financing.

“Qualifying Lender” has the meaning set forth in Section 2.05(a)(v)(D)(c).

“Quarterly Financial Statements” means unaudited consolidated balance sheets and related consolidated statements of income and cash flows of Holdings and its Subsidiaries for the fiscal quarter ended April 30, 2018.

“Real Property” means, collectively, all right, title and interest (including any leasehold, mineral or other estate) in and to any and all parcels of or interests in real property owned or leased by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

“Receivables Co.” means any special purpose wholly owned Subsidiary of Holdings (or such other Person agreed to by the Administrative Agent) that purchases accounts receivable, chattel paper and related assets generated by Holdings or any Restricted Subsidiary in connection with a Permitted Receivables Facility.

“Recipient” means (a) the Administrative Agent or (b) any Lender, as applicable.

“Refinanced Debt” has the meaning set forth in Section 2.15(a).

“Refinanced Term Loans” has the meaning set forth in Section 2.15(h)(i).

“Refinancing Amendment” has the meaning set forth in Section 2.15(f).

“Refinancing Commitments” has the meaning set forth in Section 2.15(a).

“Refinancing Equivalent Debt” has the meaning set forth in Section 2.15(h)(i).

“Refinancing Facility Closing Date” has the meaning set forth in Section 2.15(d).

“Refinancing Lender” has the meaning set forth in Section 2.15(c).

“Refinancing Loan” has the meaning set forth in Section 2.15(b).

“Refinancing Loan Request” has the meaning set forth in Section 2.15(a).

“Register” has the meaning set forth in Section 10.07(c).

“Registered Equivalent Notes” means, with respect to any notes originally issued in an offering pursuant to Rule 144A or Regulation S under the Securities Act or other private placement transactions under the Securities Act or exempt from the prospectus requirements under applicable Canadian securities Laws, substantially identical notes (having the same guarantees) issued in a dollar-for-dollar exchange therefor pursuant to an exchange offer registered with the SEC or applicable provincial and territorial securities regulatory authorities in Canada.

“Rejection Notice” has the meaning set forth in Section 2.05(b)(vii).

“Related Indemnified Person” of an Agent, Lender, Arranger or Bookrunner means (1) any controlling Person or controlled Affiliate of such Person, (2) the respective directors, officers, or employees of such Person or any of its controlling Persons or controlled Affiliates and (3) the respective agents or representatives of such Person or any of its controlling Persons or controlled Affiliates, in the case of this clause (3), acting on behalf of or at the instructions of such Person, controlling person or such controlled Affiliate; provided that each reference to a controlled Affiliate, director, officer or employee in this definition pertains to a controlled Affiliate, director, officer or employee involved in the negotiation or syndication of this Agreement and the Facilities.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing or migrating in, into, onto or through the Environment.

“Reorganization Plan” has the meaning set forth in Section 10.07(b)(v).

“Replaced Term Loans” has the meaning set forth in Section 10.01.

“Replacement Term Loans” has the meaning set forth in Section 10.01.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the otherwise applicable notice period has been waived by regulation or otherwise by the PBGC.

“Repricing Transaction” means (a) any prepayment or repayment of Term B Loans with the proceeds of, or any conversion of Term B Loans into, any new or replacement tranche of term loans the primary purpose of which is to reduce the All-In Yield applicable to such Term B Loans or (b) any amendment, amendment and restatement or other modification to this Agreement, the primary purpose of which is to reduce the All-In Yield applicable to Term B Loans; provided that any refinancing or repricing of Term B Loans shall not constitute a Repricing Transaction if such refinancing or repricing is in connection with (i) any Transformative Acquisition or (ii) a transaction that would result in a Change of Control.

“Request for Credit Extension” means with respect to a Borrowing, continuation or conversion of Loans, a Committed Loan Notice.

“Required Class Lenders” means, as of any date of determination, with respect to one or more Facilities, Lenders having more than 50% of the sum of (a) the Total Outstandings under such Facility or Facilities and (b) the aggregate unused Commitments under such Facility or Facilities; provided that the unused Commitments of, and the portion of the Total Outstandings under such Facility or Facilities held, or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Class Lenders.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of the (a) Total Outstandings and (b) aggregate unused Commitments; provided that the unused Commitment of, and the portion of the Total Outstandings held, or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Responsible Officer” means the chief executive officer, president, vice president, chief financial officer, chief operating officer, chief administrative officer, secretary or assistant secretary, treasurer or assistant treasurer or other similar officer or Person performing similar functions of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restatement” has the meaning set forth in the preliminary statements to this Agreement.

“Restatement Agreement” has the meaning set forth in the preliminary statements to this Agreement.

“Restricted Cash” means cash and Cash Equivalents which are listed as “Restricted” on the consolidated balance sheet of Holdings and its Restricted Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of Holdings or any Restricted Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to Holdings’ or a Restricted Subsidiary’s stockholders, partners or members (or the equivalent Persons thereof), provided, that a transaction with an Affiliate shall not be a Restricted Payment pursuant to this clause (i) solely because such transaction involves such Affiliate and (ii) any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary of Holdings (including the Borrower, unless the context otherwise requires) other than an Unrestricted Subsidiary.

“Revolving Administrative Agent” means BMO, in its capacity as administrative agent and collateral agent with respect to the Revolving Facility as of the Closing Date, or any successor or other administrative agent and collateral agent under the Revolving Loan Documents.

“Revolving Credit Agreement” means that certain Third Amended and Restated Revolving Credit Agreement, dated as of the Closing Date, by and among Holdings, the Borrower, the other guarantors party thereto, the lenders party thereto in their capacities as lenders thereunder, the swingline lenders and letter of credit issuers party thereto in their capacities as such thereunder and the Revolving Administrative Agent (as such agreement may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original administrative agent and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or one or more other credit agreements, indentures, financing agreements or otherwise, including any agreement extending the maturity thereof, otherwise restructuring all or any portion of the Indebtedness thereunder, increasing the amount loaned or issued thereunder, altering the maturity thereof or providing for revolving credit loans, term loans, letters of credit or other Indebtedness), in each case as and to the extent permitted by this Agreement and the Revolving/Term Loan Intercreditor Agreement, unless such agreement, instrument or document expressly provides that it is not intended to be and is not an Revolving Credit Agreement).

“Revolving Facility” means the credit facility governed by the Revolving Credit Agreement and any Permitted Refinancing that refinances or replaces any part of the loans, notes, guarantees or other credit facilities or commitments thereunder.

“Revolving Loans” has the meaning assigned to the term “Loans” (or any comparable term) in the Revolving Credit Agreement.

“Revolving Loan Documents” means the Revolving Credit Agreement and the other “Loan Documents” (as defined in the Revolving Credit Agreement).

“Revolving Obligations” has the meaning assigned to the term “Obligations” in the Revolving Credit Agreement.

“Revolving Priority Collateral” means “Revolving Priority Collateral” as defined in the Revolving/Term Loan Intercreditor Agreement.

“Revolving/Term Loan Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit I (with such changes to such form as may be reasonably acceptable to the Administrative Agent and the Borrower) among the Administrative Agent, the Revolving Administrative Agent, and the representatives for purposes thereof for holders of one or more classes of Indebtedness.

“S&P” means S&P Global Ratings and any successor thereto.

“Sale Leaseback” means any transaction or series of related transactions pursuant to which Holdings or any of the Restricted Subsidiaries (a) sells, transfers or otherwise Disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or otherwise Disposed.

“Same Day Funds” means immediately available funds.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, (b) the Government of Canada, including those administered by Global Affairs Canada or (c) the European Union or Her Majesty’s Treasury of the United Kingdom.

“Sanctioned Person” means, at any time, any Person (a) listed in any Sanctions-related list of designated Persons with whom transacting business is prohibited by such Sanctions, (b) located, organized or resident in a country or territory that is, or whose government is, the subject of comprehensive Sanctions (which include as of the date of this agreement Cuba, Iran, North Korea, Sudan, Syria, and Crimea), or (c) majority-owned or otherwise controlled (as determined by applicable law) by any Person, or more than one Person on an aggregated basis, that is a Sanctioned Person.

“Screen Rate” means, with respect to Eurocurrency Rate Loans, the rate per annum equal to the London interbank offered rate as administered by ICE Benchmark Administration Limited (or any other Person that takes over the administration of such rate) that appears on the Reuters Screen LIBOR01 Page (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Lien Intercreditor Agreement” means an intercreditor agreement substantially in the form of Exhibit G hereto (which agreement in such form, or with immaterial changes thereto, the Administrative Agent is authorized to enter into) together with any material changes thereto which are reasonably acceptable to the Administrative Agent and which material changes shall be posted to the Lenders not less than five (5) Business Days before execution thereof and, if the Required Lenders shall not have objected to such changes within five (5) Business Days after posting, then the Required Lenders shall be deemed to have agreed that the Administrative Agent’s entry into such intercreditor agreement (with such changes) is reasonable and to have consented to such intercreditor agreement (with such changes) and to the Administrative Agent’s execution thereof.

“Secured Hedge Agreement” means any Swap Contract that is entered into by and between a Loan Party or Restricted Subsidiary and a Hedge Bank.

“Secured Hedge Obligations” shall mean Obligations under Secured Hedge Agreements.

“Secured Net Leverage Ratio” means, with respect to any date of determination, the ratio of (a) Consolidated Secured Net Debt as of the last day of the most recently ended Test Period to (b) Consolidated EBITDA for such Test Period.

“Secured Parties” means, collectively, the Administrative Agent, the Lenders, the Hedge Banks and each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitization Assets” means (a) the accounts receivable, royalty or other revenue streams and other rights to payment subject to a Qualified Securitization Financing and the proceeds thereof and (b) contract rights, lockbox accounts and records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in a securitization financing.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid to a Person that is not a Securitization Subsidiary in connection with any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by Holdings or any of its Subsidiaries pursuant to which Holdings or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by Holdings or any of its Subsidiaries) or (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets of Holdings or any of its Subsidiaries, and any assets related thereto, including all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets.

“Securitization Subsidiary” means a wholly owned Subsidiary of Holdings (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which Holdings or any Subsidiary of Holdings makes an Investment and to which Holdings or any Subsidiary of Holdings transfers Securitization Assets and related assets) that engages in no activities other than in connection with the financing of Securitization Assets of Holdings or its Subsidiaries, all proceeds thereof and all rights (contingent and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Holdings or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Holdings, the Borrower or any other Subsidiary of Holdings, other than another Securitization Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings or Limited Originator Recourse), (ii) is recourse to or obligates Holdings, the Borrower or any other Subsidiary of Holdings, other than another Securitization Subsidiary, in any way other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse or (iii) subjects any property or asset of Holdings, the Borrower or any other Subsidiary of Holdings, other than another Securitization Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings or Limited Originator Recourse, (b) with which none of Holdings, the Borrower or any other Subsidiary of Holdings, other than another Securitization Subsidiary, has any material contract, agreement, arrangement or understanding other than on terms which Holdings reasonably believes to be no less favorable to Holdings, the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Holdings and (c) to which none of Holdings, the Borrower or any other Subsidiary of Holdings, other than another Securitization Subsidiary, has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of Holdings or such other Person shall be evidenced to the Administrative Agent by delivery to the Administrative Agent of a certified copy of the resolution of the Board of Directors of Holdings or such other Person giving effect to such designation and a certificate executed by a Responsible Officer certifying that such designation complied with the foregoing conditions.

“Security Agreements” means the Canadian Security Agreements and the U.S. Security Agreement and any other security agreement that may from time to time be executed and delivered by a Loan Party pursuant to Section 6.11, Section 6.13 and Section 6.17.

“Senior Representative” means, with respect to any series of Permitted Pari Passu Secured Refinancing Debt, Permitted Junior Secured Refinancing Debt, Incremental Equivalent Debt or subordinated Permitted Unsecured Refinancing Debt, the trustee, administrative agent, collateral agent, security agent or similar agent under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Solicited Discount Proration” has the meaning set forth in Section 2.05(a)(v)(D)(c).

“Solicited Discounted Prepayment Amount” has the meaning set forth in Section 2.05(a)(v)(D)(1).

“Solicited Discounted Prepayment Notice” means a written notice of the Borrower of Solicited Discounted Prepayment Offers made pursuant to Section 2.05(a)(v)(D)(a) substantially in the form of Exhibit E-6.

“Solicited Discounted Prepayment Offer” means the irrevocable written offer by each Lender, substantially in the form of Exhibit E-7, submitted following the Administrative Agent’s receipt of a Solicited Discounted Prepayment Notice.

“Solicited Discounted Prepayment Response Date” has the meaning set forth in Section 2.05(a)(v)(D)(a).

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair value of the assets of such Person and its Restricted Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of the property of such Person and its Restricted Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Restricted Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured and (d) such Person and its Restricted Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital. The amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

“SPC” has the meaning set forth in Section 10.07(g).

“Specified Discount” has the meaning set forth in Section 2.05(a)(v)(B)(a).

“Specified Discount Prepayment Amount” has the meaning set forth in Section 2.05(a)(v)(B)(a).

“Specified Discount Prepayment Notice” means a written notice of the Borrower Offer of Specified Discount Prepayment made pursuant to Section 2.05(a)(v)(B) substantially in the form of Exhibit E-8.

“Specified Discount Prepayment Response” means the irrevocable written response by each Lender, substantially in the form of Exhibit E-9, to a Specified Discount Prepayment Notice.

“Specified Discount Prepayment Response Date” has the meaning set forth in Section 2.05(a)(v)(B)(1).

“Specified Discount Proration” has the meaning set forth in Section 2.05(a)(v)(B)(c).

“Specified Junior Financing Obligations” means any obligations in respect of any Junior Financing in respect of which any Loan Party is an obligor in a principal amount in excess of the Threshold Amount.

“Specified Representations” means those representations and warranties made in Sections 5.01(a) (with respect to the organizational existence of the Loan Parties only), 5.01(b)(ii), 5.02(a), 5.02(b)(i), 5.04, 5.12, 5.16, 5.18(c)(i) (as it relates only to the use of proceeds of the Facilities not violating the USA Patriot Act or OFAC), and Section 5.19.

“Specified Transaction” means (u) the Transactions, (v) any Investment that results in a Person becoming a Restricted Subsidiary, (w) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, (x) any Permitted Acquisition, (y) any Disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of Holdings and any Disposition of a business unit, line of business or division of Holdings or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise or (z) any incurrence or repayment of Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility or line of credit), Restricted Payment or Incremental Loan, in each case, that by the terms of this Agreement requires a financial ratio or test to be calculated on a “Pro Forma Basis” or after giving “Pro Forma Effect.”

“Sponsor Management Agreement” means the Second Amended and Restated Management Agreement, dated as of May 29, 2013, among Holdings, the Borrower and the Sponsors, as amended, restated, supplemented or otherwise modified prior to the Closing Date and as the same may be amended, amended and restated, modified, supplemented, replaced or otherwise modified from time to time as permitted by this Agreement (but only to the extent that any such amendment, amendment and restatement, modification, supplement, replacement or other modification thereto is not, directly or indirectly, materially adverse to the lenders.

“Sponsors” means Bain, Beaudier and the Caisse.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Holdings or any Subsidiary of Holdings that are customary in a Securitization Financing.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the FRB to which the Administrative Agent is subject with respect to the Adjusted Eurocurrency Rate, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the FRB). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurocurrency Rate Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling,” “GBP” and “£” means the lawful currency of the United Kingdom.

“Submitted Amount” has the meaning set forth in Section 2.05(a)(v)(C)(a).

“Submitted Discount” has the meaning set forth in Section 2.05(a)(v)(C)(a).

“Subordination Agreement” means a subordination agreement among the Administrative Agent and one or more Senior Representatives for the holders of Indebtedness subordinated to the Obligations, in form and substance reasonably acceptable to the Administrative Agent and the Borrower. Wherever in this Agreement a Senior Representative is required to become party to the Subordination Agreement, if the related Indebtedness is the initial Indebtedness incurred by Holdings or any Restricted Subsidiary to be subordinated to the Obligations, then the Borrower, Holdings, the Subsidiary Guarantors, the Administrative Agent and the Senior Representative for such Indebtedness shall execute and deliver the Subordination Agreement and the Administrative Agent shall be authorized to execute and deliver the Subordination Agreement.

“Subsequent Transaction” has the meaning set forth in Section 1.09(f).

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity (excluding, for the avoidance of doubt, any charitable organizations and any other Person that meets the requirements of Section 501(c)(3) of the Code) (i) of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned by such Person or (ii) the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, by such Person, to the extent such entity’s financial results are required to be included in such Person’s consolidated financial statements under GAAP. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of Holdings.

“Subsidiary Guarantor” means any Guarantor other than Holdings.

“Successor Company” has the meaning set forth in Section 7.04(d).

“Successor Holdings” has the meaning set forth in Section 7.04(g).

“Swap” means any agreement, contract, or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any person, any obligation to pay or perform under any Swap.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Taxes” means all present or future taxes, duties, levies, imposts, assessments or withholdings imposed by any Governmental Authority including interest, penalties and additions to tax.

“TD” means TD Securities (USA) LLC.

“Term B Commitment” means, as to each Term Lender, its obligation to make a Term B Loan to the Borrower pursuant to Section 2.01(a) in an aggregate amount not to exceed the amount set forth opposite such Lender’s name in Schedule 1.01A under the caption “Term B Commitment.” The aggregate amount of the Term B Commitments is $900,000,000.

“Term B Loans” means the term loans made by the Lenders to the Borrower on the Closing Date pursuant to Section 2.01(a).

“Term Lender” means, at any time, any Lender that has a Commitment or a Term Loan at such time.

“Term Loan” means any Term B Loan, Incremental Loan, Refinancing Loan or Extended Term Loan, as the context may require.

“Term Loan Increase” has the meaning set forth in Section 2.14(a).

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit C hereto, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from the Term Loans made by such Term Lender.

“Term Priority Collateral” means “Term Priority Collateral” as defined in the Revolving/Term Loan Intercreditor Agreement.

“Test Period” means, for any date of determination under this Agreement, the four consecutive fiscal quarters of Holdings most recently ended as of such date of determination.

“Threshold Amount” means $60,000,000.

“Total Net Leverage Ratio” means, with respect to any date of determination, the ratio of (a) Consolidated Total Net Debt as of the last day of the most recently ended Test Period to (b) Consolidated EBITDA for such Test Period.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans.

“Transaction Expenses” means any fees or expenses incurred or paid by the Sponsors, any direct or indirect parent of Holdings, Holdings or any of its (or their) Subsidiaries in connection with the Transactions (including expenses in connection with close out fees in connection with the termination of hedging transactions, if any, and expenses related to the early extinguishment of Indebtedness (including Indebtedness under the Existing Credit Agreement and the Existing Revolving Credit Agreement)), this Agreement, the other Loan Documents, the Revolving Loan Documents and the transactions contemplated hereby and thereby.

“Transactions” means, collectively, (i) the entering into of this Agreement, the Restatement Agreement and the other Loan Documents entered into on the Closing Date, (ii) the refinancing of the Term B Loans (as defined in the Existing Credit Agreement) by the exchange with Term B Loans and the repayment of the Repaid Loans (as defined in the Restatement Agreement), in each case pursuant to the Restatement Agreement, (iii) the entering into of the Revolving Credit Agreement and (iv) the payment of the Transaction Expenses in connection with the foregoing.

“Transferred Guarantor” has the meaning set forth in Section 11.09.

“Transformative Acquisition” means any merger, acquisition, Investment, dissolution, liquidation, consolidation or disposition by Holdings or any Restricted Subsidiary that either (a) is not permitted by the terms of the Loan Documents immediately prior to the consummation of such transaction or (b) if permitted by the terms of the Loan Documents immediately prior to the consummation of such transaction, would not provide Holdings and its Restricted Subsidiaries with adequate flexibility under the Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as determined by Holdings acting in good faith.

“Treasury Regulations” has the meaning set forth in the definition of “Code.”

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

“Unfunded Advances” means, with respect to the Administrative Agent, the aggregate amount, if any (i) (A) made available to the Borrower on the assumption that each Lender has made available to the Administrative Agent such Lender’s share of the applicable Borrowing as contemplated by Section

2.02(b) and (B) made available to the Lenders on the assumption that the Borrower has made any payment as contemplated by Section 2.12(c) and (ii) with respect to which a corresponding amount has not in fact been returned or paid to the Administrative Agent by the Borrower or made available to the Administrative Agent by any such Lender.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unrestricted Subsidiary” means any Subsidiary of Holdings designated by the Board of Directors of Holdings as an Unrestricted Subsidiary pursuant to Section 6.14 subsequent to the Closing Date and each Securitization Subsidiary.

“U.S. Perfection Certificate” means the certificate substantially in the form of Exhibit H-2 or any other form reasonably approved by the Administrative Agent, as the same shall be supplemented from time to time.

“U.S. Security Agreement” means a security agreement substantially in the form of Exhibit F-2.

“U.S. Security Documents” means the U.S. Security Agreement, each Mortgage on Real Property located in the United States, intellectual property security agreements, control agreements, collateral assignments, security agreements, pledge agreements or other similar agreements executed and delivered pursuant to the Existing Credit Agreement, the Collateral and Guarantee Requirement, Article V of the Restatement Agreement, Sections 6.11, 6.13 or 6.17 of this Agreement or pursuant to any of the foregoing and each of the other agreements, instruments or documents governed by the Laws of the United States, any state thereof or the District of Columbia that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (ii) the then outstanding principal amount of such Indebtedness; provided that the effects of any prepayments made on such Indebtedness shall be disregarded in making such calculation.

“wholly owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares, (y) shares issued to foreign nationals to the extent required by applicable Law and (z) Equity Interests issued to a Person other than Holdings or a wholly owned Subsidiary of Holdings in connection with a Permitted Receivables Facility for the purpose of establishing independence and not in order to provide substantive economic or controlling voting interests to such Person) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02 Other Interpretive Provisions.

With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)        The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)        The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(c)        Article, Section, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(d)        The term “including” (and its correlatives) means by way of example and not as a limitation.

(e)        The word “or” is not exclusive.

(f)        The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(g)        The word “incur” (and its correlatives) shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist.

(h)        Unless the context otherwise requires, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Equity Interests, securities, revenues, accounts, leasehold interests and contract rights.

(i)        The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(j)        Unless the context otherwise requires, any reference herein (A) to any Person shall be construed to include such Person’s permitted successors and assigns and (B) to any Guarantor, the Borrower or any other Loan Party shall be construed to include such Guarantor, the Borrower or such Loan Party as debtor and debtor-in-possession and any receiver or trustee for such Guarantor, the Borrower or any other Loan Party, as the case may be, in any insolvency or liquidation proceeding.

(k)        All references to any Governmental Authority, shall include any other Governmental Authority that shall have succeeded to any or all of the functions thereof.

(l)        In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(m)        Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(n)        For purposes of determining compliance with any Section of Article VII at any time, in the event that any Lien, Investment, Indebtedness (whether at the time of incurrence or upon application of all or a portion of the proceeds thereof) (subject to the third to last paragraph in Section 7.03), Disposition, Restricted Payment, Affiliate transaction, Contractual Obligation or prepayment of Indebtedness meets the criteria of one or more than one of the categories of transactions permitted pursuant to any clause of such Sections, such transaction (or portion thereof) at any time shall be permitted under one or more of such clauses as determined by the Borrower in its sole discretion at such time.

(o)        In the context of an amalgamation pursuant to the Laws of Canada or any province or territory thereof, “the continuing or surviving corporation” shall include the corporation resulting from such an amalgamation.

Section 1.03 Accounting Terms.

All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, except as otherwise specifically prescribed herein. Notwithstanding anything to the contrary herein, all accounting or financial terms used herein shall be construed, and all financial computations pursuant hereto shall be made, without giving effect to any election under GAAP to value any Indebtedness or other liabilities of Holdings or any Subsidiary at “fair value,” as defined therein.

Notwithstanding any changes in GAAP after the Closing Date, any lease of the Loan Parties and their Subsidiaries that would be characterized as an operating lease under GAAP in effect on the Closing Date (whether such lease is entered into before or after the Closing Date) shall not constitute Indebtedness, Attributable Indebtedness or a Capitalized Lease Obligation under this Agreement or any other Loan Document as a result of such changes in GAAP.

Section 1.04 Rounding.

Any financial ratios required to be maintained by Holdings pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding up if there is no nearest number).

Section 1.05 References to Agreements, Laws, Etc.

Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents and the Revolving Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by the Loan Documents; and (b) references to any Law (including by succession of comparable successor laws) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06 Times of Day.

Unless otherwise specified, all references herein to times of day shall be references to Eastern Time (daylight or standard, as applicable).

Section 1.07 Timing of Payment of Performance.

When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day and such extension shall be reflected in the computation of interest or fees, as the case may be.

Section 1.08 Cumulative Credit Transactions.

If more than one action occurs on any given date the permissibility of the taking of which is determined hereunder by reference to the amount of the Cumulative Credit immediately prior to the taking of such action, the permissibility of the taking of each such action shall be determined independently and in no event may any two or more such actions be treated as occurring simultaneously.

Section 1.09 Pro Forma Calculations.

(a)        Notwithstanding anything to the contrary herein, financial ratios and tests, including the Total Net Leverage Ratio, the Secured Net Leverage Ratio, the Consolidated Cash Interest Coverage Ratio and compliance with covenants determined by reference to Consolidated EBITDA, shall be calculated on a pro forma basis in the manner prescribed by this Section 1.09; provided that notwithstanding anything to the contrary in clauses (b), (c), (d) or (e) of this Section 1.09, (A) when calculating any such ratio or test for purposes of the definition of “Applicable ECF Percentage,” the events described in this Section 1.09 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect and (B) when calculating any such ratio or test for purposes of the incurrence of any Indebtedness, cash and Cash Equivalents resulting from the incurrence of any such Indebtedness shall be excluded from the pro forma calculation of any applicable ratio or test. In addition, whenever a financial ratio or test is to be calculated, the reference to the “Test Period” for purposes of calculating such financial ratio or test shall be deemed to be a reference to, and shall be based on, the most recently ended Test Period for which internal financial statements of Holdings are available (as determined in good faith by Holdings); provided that the provisions of the foregoing sentence shall not apply for purposes of calculating any financial ratio or test for purposes of the definition of “Applicable ECF Percentage,” which shall be based on the financial statements delivered pursuant to Section 6.01(a) or (b), as applicable, for the relevant Test Period.

(b)        For purposes of calculating any financial ratio or test or compliance with any covenant determined by reference to Consolidated EBITDA, Specified Transactions (with any incurrence or repayment of any Indebtedness in connection therewith to be subject to clause (d) of this Section 1.09) that have been made (i) during the applicable Test Period or (ii) if applicable as described in clause (a) above, subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made shall be calculated on a pro forma basis assuming that all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into Holdings or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this Section 1.09, then such financial ratio or test shall be calculated to give pro forma effect thereto in accordance with this Section 1.09.

(c)        Whenever pro forma effect is to be given to a Specified Transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Holdings and may include, for the avoidance of doubt, the amount of “run-rate” cost savings, operating expense reductions and synergies resulting from or relating to any Specified Transaction (including the Transactions) which is being given pro forma effect that have been realized or are expected to be realized and for which the actions necessary to realize such cost savings, operating expense reductions and synergies are taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of Holdings) (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions and synergies were realized during the entirety of such period and “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s Public Company Costs) net of the amount of actual benefits realized during such period from such actions, and any such adjustments shall be included in the initial pro forma calculations of any financial ratios or tests (and in respect of any subsequent pro forma calculations in which such Specified Transaction is given pro forma effect) and during any applicable subsequent Test Period in which the effects thereof are expected to be realized) relating to such Specified Transaction; provided that (A) such amounts are reasonably identifiable and factually supportable in the good faith judgment of Holdings, (B) such actions are taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken no later than eighteen (18) months after the date of such Specified Transaction and (C) no amounts shall be added pursuant to this clause (c) to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA (or any other components thereof), whether through a pro forma adjustment or otherwise, with respect to such period.

(d)        In the event that Holdings or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by redemption, repayment, retirement or extinguishment) any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes unless such Indebtedness has been permanently repaid and not replaced), (i) during the applicable Test Period or (ii) subject to paragraph (a), subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then such financial ratio or test shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, in each case to the extent required, as if the same had occurred on the last day of the applicable Test Period (except in the case of the Consolidated Cash Interest Coverage Ratio (or similar ratio), in which case such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness will be given effect as if the same had occurred on the first day of the applicable Test Period).

(e)        Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or test (including, without limitation, the Consolidated Cash Interest Coverage Ratio, Total Net Leverage Ratio and/or the Secured Net Leverage Ratio) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with any such financial ratio or test (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that any Fixed Amount (and any cash proceeds thereof) shall be disregarded in the calculation of the financial ratio or test applicable to the relevant Incurrence-Based Amount in connection with such substantially concurrent incurrence.

(f)        In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of:

(i)        determining compliance with any provision of this Agreement which is subject to a default or an event of default qualifier (including any representation and warranty related thereto) or requires the calculation of any financial ratio or test, including the Secured Net Leverage Ratio, Total Net Leverage Ratio and Consolidated Cash Interest Coverage Ratio; or

(ii)        testing availability under baskets set forth in this Agreement (including baskets determined by reference to Consolidated EBITDA and baskets subject to Default or Event of Default conditions);

in each case, at the option of Holdings (Holdings ‘election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder (or any such representation, warranty, requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default (other than with respect to any Event of Default under Section 8.01(a) or (f)))) shall be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCT Test Date”), and if, after giving Pro Forma Effect to the Limited Condition Transaction (and the other transactions to be entered into in connection therewith), Holdings or any of its Restricted Subsidiaries would have been permitted to take such action on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related representations, warranties, requirements and conditions), such ratio, test or basket (and any related representations, warranties, requirements and conditions) shall be deemed to have been complied with (or satisfied). Upon making an LCT Election, Holdings shall deliver a certificate of a Responsible Officer to the Administrative Agent demonstrating compliance on a Pro Forma Basis after giving effect to such Limited Condition Transaction on such LCT Test Date with any relevant ratios, tests or baskets. For the avoidance of doubt, if Holdings has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would have failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Consolidated EBITDA of Holdings or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets, tests or ratios will not be deemed to have failed to have been complied with as a result of such fluctuations. If Holdings has made an LCT Election for any Limited Condition Transaction, then in connection with any calculation of any ratio, test or basket availability with respect to the incurrence of Indebtedness or Liens, the making of Restricted Payments, the making of any Permitted Investment, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of Holdings, the prepayment, redemption, purchase, defeasance or other satisfaction of Indebtedness, or the designation of an Unrestricted Subsidiary (each, a “Subsequent Transaction”) following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or irrevocable notice for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, for purposes of determining whether such Subsequent Transaction is permitted under this Agreement, any such ratio, test or basket shall be required to be satisfied on a Pro Forma Basis (i) assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have been consummated and (ii) assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness and the use of proceeds thereof) have not been consummated.

(g)        If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of the event for which the calculation of the Consolidated Cash Interest Coverage Ratio is made had been the applicable rate for the entire period (taking into account any interest hedging arrangements applicable to such Indebtedness); provided, in the case of repayment of any Indebtedness, to the extent actual interest related thereto was included during all or any portion of the applicable Test Period, the actual interest may be used for the applicable portion of such Test Period. Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of Holdings to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a London interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as Holdings or Restricted Subsidiary may designate.

Section 1.10 Currency Generally.

For purposes of determining compliance with Sections 7.01, 7.03 and 7.06 and the definition of “Permitted Investments” with respect to any amount of Indebtedness or Investment in a currency other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time such Indebtedness or Investment is incurred (so long as such Indebtedness or Investment, at the time incurred, made or acquired, was permitted hereunder).

For purposes of calculating amounts hereunder, amounts in currencies other than Dollars shall be converted to the Equivalent Amount of Dollars to the extent required by the context.

Section 1.11 LIBOR Replacement.

Notwithstanding anything to the contrary contained in this Agreement or the other Loan Documents, if the Screen Rate is not available with respect to any Interest Period for any reason (including the administrator of the Screen Rate making a public statement identifying a specific date after which the Screen Rate shall no longer be used for determining interest rates for loans), then the Screen Rate for such Interest Period shall be (x) a comparable or successor floating rate that is, at such time, broadly accepted by the syndicated loan market for loans denominated in Dollars in lieu of the London interbank offered rate as determined by the Administrative Agent with the consent of the Borrower or (y) if no such broadly accepted comparable successor rate exists at such time, a successor index rate as the Administrative Agent may determine with the consent of the Borrower which successor index rate under this clause (y) may be posted to the Lenders not less than five (5) Business Days before effectiveness thereof and, if the Required Lenders shall not have objected to such successor rate within five (5) Business Days after posting, then the Required Lenders shall be deemed to have agreed that such successor rate is reasonable and have consented to the effectiveness of such successor rate; provided that (i) any such successor rate shall be applied by the Administrative Agent in a manner consistent with market practice and (ii) to the extent such market practice is not administratively feasible for the Administrative Agent, such successor rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent in consultation with the Borrower, and provided, further, that, without the consent of any other Loan Party, Agent or Lender, the Borrower and the Administrative Agent may effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 1.11, including amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect any successor rate or to address technical issues relating to the implementation thereof.

Section 1.12 Cashless Roll.

Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue or rollover all or a portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent and such Lender.

Section 1.13 Calculation of Baskets.

If any of the baskets set forth in Article VII of this Agreement are exceeded solely as a result of fluctuations to Consolidated EBITDA for the most recently completed fiscal quarter after the last time such baskets were calculated for any purpose under Article VII, such baskets will not be deemed to have been exceeded solely as a result of such fluctuations.

Section 1.14 Effect of Restatement.

This Agreement shall, except as otherwise expressly set forth herein, supersede the Existing Credit Agreement from and after the Closing Date with respect to the transactions hereunder and with respect to the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement as of the Closing Date. The parties hereto acknowledge and agree, however, that (a) except with respect to the Repaid Loans (as defined in the Restatement Agreement), this Agreement and all other Loan Documents executed and delivered herewith do not constitute a payment and reborrowing or termination of the Obligations (as defined in the Existing Credit Agreement) under the Existing Credit Agreement and the other Credit Documents (as defined in the Existing Credit Agreement) as in effect prior to the Closing Date, (b) the Obligations (as defined in the Existing Credit Agreement) under the Existing Credit Agreement are in all respects continuing as Obligations under this Agreement and each other Loan Document, (c) the Liens and security interests in favor of the Administrative Agent for the benefit of the Secured Parties or any of the Secured Parties pursuant to the Security Documents (as defined in the Existing Credit Agreement) are in all respects continuing and in full force and effect for the benefit of the Administrative Agent and the other Secured Parties and secure the Obligations and (d) all references in the other Loan Documents to the “Term Loan Credit Agreement” or “Credit Agreement” shall be deemed to refer without further amendment to this Agreement as amended and restated. This Agreement shall not constitute a novation of the Existing Credit Agreement or any other Credit Document (as defined in the Existing Credit Agreement).

Each of the Loan Parties hereby (A) acknowledges the Restatement Agreement and this Agreement and the transactions contemplated hereby and thereby and (B) acknowledges and agrees that the Lenders are “Lenders” and “Secured Parties” for all purposes under the Loan Documents. Each Loan Party hereby reaffirms all outstanding Obligations of such Loan Party under the Loan Documents to which it is a party, as such Obligations have been amended by the Restatement Agreement or otherwise modified in the Transactions and confirms that such outstanding Obligations shall continue to be in full force and effect and shall continue to apply to this Agreement and each other Loan Document. Each

Loan Party hereby reaffirms the legality, validity, effectiveness, enforceability and priority of the Liens granted by it to the Administrative Agent for the benefit of the Secured Parties or any of the Secured Parties under the Credit Documents (as defined in the Existing Credit Agreement), which Liens shall continue in full force and effect under the Collateral Documents after giving effect to this Agreement and each other Loan Document, the Transactions and the Restatement Agreement and shall continue to secure the Obligations (including obligations in respect of the Term B Loans).

Section 1.15 Interpretation Clause (Québec).

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the Laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property,” (b) “real property” shall be deemed to include “immovable property,” (c) “tangible property” shall be deemed to include “corporeal property,” (d) “intangible property” shall be deemed to include “incorporeal property,” (e) “security interest,” “mortgage” and “lien” shall be deemed to include a “hypothec,” “prior claim” and a “resolutory clause,” (f) all references to filing, registering or recording under the PPSA or UCC shall be deemed to include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset,” “right of setoff” or similar expression shall be deemed to include a “right of compensation,” (i) “goods” shall be deemed to include “corporeal movable property,” (j) an “agent” shall be deemed to include a “mandatary,” (k) “construction liens” shall be deemed to include “legal hypothecs,” (l) “joint and several” shall be deemed to include solidary, (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault,” (n) “beneficial ownership” shall be deemed to include “ownership,” (o) “easement” shall be deemed to include “servitude,” (p) “priority” shall be deemed to include “prior claim,” (q) “survey” shall be deemed to include “certificate of location and plan,” and (r) “fee simple title” shall be deemed to include “absolute ownership.” The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisages par cette convention et les autres documents peuvent être rédigés en la langue anglaise seulement.

ARTICLE II.

THE COMMITMENTS AND CREDIT EXTENSIONS

Section 2.01 The Loans.

(a)        The Borrowings.

(i) On the Closing Date, pursuant to the Restatement Agreement (whether by way of exchange of existing extensions of credit under the Existing Credit Agreement or by way of new extensions of credit) each Term Lender severally agrees to make Term B Loans available to the Borrower on the Closing Date in accordance with the Commitment of such Term Lender. No costs shall be payable under Section 3.05 in connection with transactions consummated under this Section 2.01(a)(i).

(ii) Subject to the terms and conditions set forth in any Incremental Amendment or Refinancing Amendment providing for, as applicable, the making, exchange, renewal, replacement or refinancing of Term Loans, each Term Lender party thereto severally agrees to, as applicable, make, exchange, renew, replace or refinance Term Loans on the date specified therein in an aggregate amount not to exceed the amount of such Term Lender’s Commitment as set forth therein.

Amounts borrowed, exchanged, renewed, replaced or refinanced under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Term Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

(b)        [Reserved].

Section 2.02 Borrowings, Conversions and Continuations of Loans.

(a)        Each Borrowing, each conversion of Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Borrower’s irrevocable notice, on behalf of the Borrower, to the Administrative Agent (provided that the notices in respect of the initial Credit Extension may be conditioned on the closing of the Restatement), which may be given by telephone. Each such notice must be received by the Administrative Agent not later than (1) 2:00 p.m. three (3) Business Days prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans or any conversion of Base Rate Loans to Eurocurrency Rate Loans, and (2) 12:00 noon on the requested date of any Borrowing of Base Rate Loans or any conversion of Eurocurrency Rate Loans to Base Rate Loans; provided that the notice referred to in subclause (1) above may be delivered one (1) Business Day prior to the Closing Date in the case of the initial Credit Extension. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Except as provided in Section 2.14, each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a minimum Dollar Amount of $500,000, or a whole multiple of a Dollar Amount of $50,000 in excess thereof. Except as provided in Section 2.14, each Borrowing of or conversion to Base Rate Loans shall be in a minimum Dollar Amount of $100,000 or a whole multiple of a Dollar Amount of $50,000 in excess thereof. Each Committed Loan Notice shall specify (i) whether the requesting Borrower is requesting a Borrowing, a conversion of Loans from one Type to the other or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the Dollar Amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto and (vi) wire instructions of the account(s) to which funds are to be disbursed (it being understood, for the avoidance of doubt, that the amount to be disbursed to any particular account may be less than the minimum or multiple limitations set forth above so long as the aggregate amount to be disbursed to all such accounts pursuant to such Borrowing meets such minimums and multiples). If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or fails to give a timely notice requesting a conversion or continuation, then the applicable Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(b)        Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Pro Rata Share or other applicable share provided for under this Agreement of the applicable Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans or continuation described in Section 2.02(a). In the case of each Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office not later than the later of 12:00 noon on the Business Day specified in the applicable Committed Loan Notice and one hour after written notice of such Borrowing is delivered by the Administrative Agent to such Lender; provided, that, on the Closing Date (or with respect to any Incremental Commitments, on the relevant Incremental Amendment Date), such funds may be made available at such earlier time as may be agreed among the relevant Lenders, the Borrower and the Administrative Agent for the purpose of consummating the Transactions (or, in the case of any Incremental Commitments, the relevant transactions). The Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account(s) of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided by the Borrower to (and reasonably acceptable to) the Administrative Agent.

(c)        Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan unless the Borrower pays the amount due, if any, under Section 3.05 in connection therewith. During the occurrence and continuation of an Event of Default, the Administrative Agent or the Required Lenders may require by notice to the Borrower that no Loans may be made as, converted to or continued as Eurocurrency Rate Loans.

(d)        The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate. The determination of the Eurocurrency Rate by the Administrative Agent shall be conclusive in the absence of manifest error. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the Prime Rate used in determining the Base Rate promptly following such change.

(e)        After giving effect to all Borrowings, all conversions of Loans from one Type to the other, and all continuations of Loans as the same Type, there shall not be more than ten (10) Interest Periods in effect unless otherwise agreed between the Borrower and the Administrative Agent; provided that after the establishment of any new Class of Loans pursuant to an Incremental Amendment, Refinancing Amendment or Extension Amendment, the number of Interest Periods otherwise permitted by this Section 2.02(e) shall increase by three (3) Interest Periods for each applicable Class so established.

(f)        The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

(g)        Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of such Borrowing, the Administrative Agent may assume that such Lender has made such Pro Rata Share or other applicable share provided for under this Agreement available to the Administrative Agent on the date of such Borrowing in accordance with paragraph (b) above, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available, then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, each of such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, the Overnight Rate plus any administrative, processing, or similar fees customarily charged by the Administrative Agent in accordance with the foregoing. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section 2.02(g) shall be conclusive in the absence of manifest error. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

Section 2.03 [Reserved].

Section 2.04 [Reserved].

Section 2.05 Prepayments.

(a)        Optional.

(i)        The Borrower may, upon notice to the Administrative Agent by the Borrower, at any time or from time to time voluntarily prepay any Class or Classes of Loans in whole or in part without premium or penalty, except as set forth in Section 2.05(a)(vi); provided that (1) such notice must be received by the Administrative Agent not later than 1:00 p.m. (A) three (3) Business Days prior to any date of prepayment of Eurocurrency Rate Loans (unless otherwise agreed by the Administrative Agent), and (B) on the date of prepayment of Base Rate Loans; (2) any prepayment of Eurocurrency Rate Loans shall be in a minimum Dollar Amount of $500,000, or a whole multiple of a Dollar Amount of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding; and (3) any prepayment of Base Rate Loans shall be in a minimum Dollar Amount of $100,000 or a whole multiple of a Dollar Amount of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid. The Administrative Agent will promptly notify each Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be, as set forth in Section 2.05(c), accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. In the case of each prepayment of the Loans pursuant to this Section 2.05(a), the Borrower may in its sole discretion select the Borrowing or Borrowings (and the order of maturity of principal payments) to be repaid, and such payment shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares or other applicable share provided for under this Agreement.

(ii)        [Reserved].

(iii)        Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind any notice of prepayment under Section 2.05(a)(i) if such prepayment would have resulted from a refinancing of all or a portion of the applicable Facility, which refinancing shall not be consummated or shall otherwise be delayed.

(iv)        Voluntary prepayments of any Class of Term Loans permitted pursuant to Section 2.05(a)(i) shall be applied to the applicable Class and the remaining scheduled installments of principal thereof pursuant to Section 2.07 in a manner determined at the discretion of the Borrower and specified in the notice of prepayment (and absent such direction, pro rata to the Classes outstanding and to the scheduled installments in direct order of maturity).

(v)        Notwithstanding anything in any Loan Document to the contrary, so long as (x) no Default or Event of Default has occurred and is continuing and (y) no proceeds of Revolving Loans are used for this purpose, any Company Party may prepay the outstanding Term Loans (which shall, for the avoidance of doubt, be automatically and permanently canceled immediately upon such prepayment) on the following basis:

(A)        Any Company Party shall have the right to make a voluntary prepayment of Term Loans at a discount to par pursuant to a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offers or Borrower Solicitation of Discounted Prepayment Offers (any such prepayment, the “Discounted Term Loan Prepayment”), in each case made in accordance with this Section 2.05(a)(v).

(B)        (a) Any Company Party may from time to time offer to make a Discounted Term Loan Prepayment by providing the Auction Agent with five (5) Business Days’ notice in the form of a Specified Discount Prepayment Notice; provided that (I) any such offer shall be made available, at the sole discretion of the Company Party, to (x) each Term Lender and/or (y) each Term Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such offer shall specify the aggregate principal amount offered to be prepaid (the “Specified Discount Prepayment Amount”) with respect to each applicable Class, the Class or Classes of Term Loans subject to such offer and the specific percentage discount to par (the “Specified Discount”) of such Term Loans to be prepaid (it being understood that different Specified Discounts and/or Specified Discount Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(a)(v)(B)), (III) the Specified Discount Prepayment Amount shall be in an aggregate amount not less than $10,000,000 and whole increments of $1,000,000 in excess thereof and (IV) each such offer shall remain outstanding through the Specified Discount Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Specified Discount Prepayment Notice and a form of the Specified Discount Prepayment Response to be completed and returned by each such Term Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., on the third Business Day after the date of delivery of such notice to such Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Company Party to, and with the consent of, the Auction Agent) (the “Specified Discount Prepayment Response Date”).

(b)        Each Term Lender receiving such offer shall notify the Auction Agent (or its delegate) by the Specified Discount Prepayment Response Date whether or not it agrees to accept a prepayment of any of its applicable then outstanding Term Loans at the Specified Discount and, if so (such accepting Lender, a “Discount Prepayment Accepting Lender”), the amount and the Classes of such Lender’s Term Loans to be prepaid at such offered discount. Each acceptance of a Discounted Term Loan Prepayment by a Discount Prepayment Accepting Lender shall be irrevocable. Any

Term Lender whose Specified Discount Prepayment Response is not received by the Auction Agent by the Specified Discount Prepayment Response Date shall be deemed to have declined to accept the applicable Borrower Offer of Specified Discount Prepayment.

(c)        If there is at least one Discount Prepayment Accepting Lender, the relevant Company Party will make a prepayment of outstanding Term Loans pursuant to this paragraph (B) to each Discount Prepayment Accepting Lender on the Discounted Prepayment Effective Date in accordance with the respective outstanding amount and Classes of Term Loans specified in such Lender’s Specified Discount Prepayment Response given pursuant to subsection (2) above; provided that, if the aggregate principal amount of Term Loans accepted for prepayment by all Discount Prepayment Accepting Lenders exceeds the Specified Discount Prepayment Amount, such prepayment shall be made pro rata among the Discount Prepayment Accepting Lenders in accordance with the respective principal amounts accepted to be prepaid by each such Discount Prepayment Accepting Lender and the Auction Agent (in consultation with such Company Party and subject to rounding requirements of the Auction Agent made in its reasonable discretion) will calculate such proration (the “Specified Discount Proration”). The Auction Agent shall promptly, and in any case within three (3) Business Days following the Specified Discount Prepayment Response Date, notify (I) the relevant Company Party of the respective Term Lenders’ responses to such offer, the Discounted Prepayment Effective Date and the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, and the aggregate principal amount and the Classes of Term Loans to be prepaid at the Specified Discount on such date and (III) each Discount Prepayment Accepting Lender of the Specified Discount Proration, if any, and confirmation of the principal amount, Class and Type of Term Loans of such Lender to be prepaid at the Specified Discount on such date. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the Company Party and such Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Company Party shall be due and payable by such Company Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(C)        (a) Any Company Party may from time to time solicit Discount Range Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Discount Range Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Company Party, to (x) each Term Lender and/or (y) each Term Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate principal amount of the relevant Term Loans (the “Discount Range Prepayment Amount”), the Class or Classes of Term Loans subject to such offer and the maximum and minimum percentage discounts to par (the “Discount Range”) of the principal amount of such Term Loans with respect to each relevant Class of Term Loans willing to be prepaid by such Company Party (it being understood that different Discount Ranges and/or Discount Range Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(a)(v)(C)), (III) the Discount Range Prepayment Amount shall be in an aggregate amount not less than $10,000,000 and whole increments of $1,000,000 in excess thereof and (IV) each such solicitation by a Company Party shall remain outstanding through the

Discount Range Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Discount Range Prepayment Notice and a form of the Discount Range Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., on the third Business Day after the date of delivery of such notice to such Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Company Party to, and with the consent of, the Auction Agent) (the “Discount Range Prepayment Response Date”). Each Term Lender’s Discount Range Prepayment Offer shall be irrevocable and shall specify a discount to par within the Discount Range (the “Submitted Discount”) at which such Lender is willing to allow prepayment of any or all of its then outstanding Term Loans of the applicable Class or Classes and the maximum aggregate principal amount and Classes of such Lender’s Term Loans (the “Submitted Amount”) such Term Lender is willing to have prepaid at the Submitted Discount. Any Term Lender whose Discount Range Prepayment Offer is not received by the Auction Agent by the Discount Range Prepayment Response Date shall be deemed to have declined to accept a Discounted Term Loan Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(b)        The Auction Agent shall review all Discount Range Prepayment Offers received on or before the applicable Discount Range Prepayment Response Date and shall determine (in consultation with such Company Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the Applicable Discount and Term Loans to be prepaid at such Applicable Discount in accordance with this subsection (C). The relevant Company Party agrees to accept on the Discount Range Prepayment Response Date all Discount Range Prepayment Offers received by the Auction Agent within the Discount Range by the Discount Range Prepayment Response Date, in the order from the Submitted Discount that is the largest discount to par to the Submitted Discount that is the smallest discount to par, up to and including the Submitted Discount that is the smallest discount to par within the Discount Range (such Submitted Discount that is the smallest discount to par within the Discount Range being referred to as the “Applicable Discount”) which yields a Discounted Term Loan Prepayment in an aggregate principal amount equal to the lower of (I) the Discount Range Prepayment Amount and (II) the sum of all Submitted Amounts. Each Term Lender that has submitted a Discount Range Prepayment Offer to accept prepayment at a discount to par that is larger than or equal to the Applicable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Submitted Amount (subject to any required proration pursuant to the following subsection (3)) at the Applicable Discount (each such Term Lender, a “Participating Lender”).

(c)        If there is at least one Participating Lender, the relevant Company Party will prepay the respective outstanding Term Loans of each Participating Lender on the Discounted Prepayment Effective Date in the aggregate principal amount and of the Classes specified in such Lender’s Discount Range Prepayment Offer at the Applicable Discount; provided that if the Submitted Amount by all Participating Lenders offered at a discount to par greater than the Applicable Discount exceeds the Discount Range Prepayment Amount, prepayment of the principal amount of the relevant Term Loans for those Participating Lenders whose Submitted Discount is a discount to par greater than or equal to the Applicable Discount (the “Identified Participating Lenders”) shall be made pro rata among the Identified Participating Lenders in accordance with the Submitted Amount of each such Identified Participating

Lender and the Auction Agent (in consultation with such Company Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Discount Range Proration”). The Auction Agent shall promptly, and in any case within five (5) Business Days following the Discount Range Prepayment Response Date, notify (I) the relevant Company Party of the respective Term Lenders’ responses to such solicitation, the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate principal amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate principal amount and Classes of Term Loans to be prepaid at the Applicable Discount on such date, (III) each Participating Lender of the aggregate principal amount and Classes of such Term Lender to be prepaid at the Applicable Discount on such date, and (IV) if applicable, each Identified Participating Lender of the Discount Range Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the relevant Company Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Company Party shall be due and payable by such Company Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(D)        (a) Any Company Party may from time to time solicit Solicited Discounted Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Solicited Discounted Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Company Party, to (x) each Term Lender and/or (y) each Lender with respect to any Class of Term Loans on an individual Class basis, (II) any such notice shall specify the maximum aggregate amount of the Term Loans (the “Solicited Discounted Prepayment Amount”) and the Class or Classes of Term Loans the applicable Company Party is willing to prepay at a discount (it being understood that different Solicited Discounted Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this Section 2.05(a)(v)(D)), (III) the Solicited Discounted Prepayment Amount shall be in an aggregate amount not less than $10,000,000 and whole increments of $1,000,000 in excess thereof and (IV) each such solicitation by a Company Party shall remain outstanding through the Solicited Discounted Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Solicited Discounted Prepayment Notice and a form of the Solicited Discounted Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., on the third Business Day after the date of delivery of such notice to such Term Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Company Party to the Auction Agent) (the “Solicited Discounted Prepayment Response Date”). Each Term Lender’s Solicited Discounted Prepayment Offer shall (x) be irrevocable, (y) remain outstanding until the Acceptance Date, and (z) specify both a discount to par (the “Offered Discount”) at which such Term Lender is willing to allow prepayment of its then outstanding Term Loan and the maximum aggregate principal amount and Classes of such Term Loans (the “Offered Amount”) such Term Lender is willing to have prepaid at the Offered Discount. Any Term Lender whose Solicited Discounted Prepayment Offer is not received by the Auction Agent by the Solicited Discounted Prepayment Response Date shall be deemed to have declined prepayment of any of its Term Loans at any discount.

(b)        The Auction Agent shall promptly provide the relevant Company Party with a copy of all Solicited Discounted Prepayment Offers received on or before the Solicited Discounted Prepayment Response Date. Such Company Party shall review all such Solicited Discounted Prepayment Offers and select the smallest of the Offered Discounts specified by the relevant responding Term Lenders in the Solicited Discounted Prepayment Offers that is acceptable to the Company Party in its sole discretion (the “Acceptable Discount”), if any. If the Company Party elects, in its sole discretion, to accept any Offered Discount as the Acceptable Discount, then as soon as practicable after the determination of the Acceptable Discount, but in no event later than by the third Business Day after the date of receipt by such Company Party from the Auction Agent of a copy of all Solicited Discounted Prepayment Offers pursuant to the first sentence of this subsection (2) (the “Acceptance Date”), the Company Party shall submit an Acceptance and Prepayment Notice to the Auction Agent setting forth the Acceptable Discount. If the Auction Agent shall fail to receive an Acceptance and Prepayment Notice from the Company Party by the Acceptance Date, such Company Party shall be deemed to have rejected all Solicited Discounted Prepayment Offers.

(c)        Based upon the Acceptable Discount and the Solicited Discounted Prepayment Offers received by Auction Agent by the Solicited Discounted Prepayment Response Date, within three (3) Business Days after receipt of an Acceptance and Prepayment Notice (the “Discounted Prepayment Determination Date”), the Auction Agent will determine (in consultation with such Company Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the aggregate principal amount and the Classes of Term Loans (the “Acceptable Prepayment Amount”) to be prepaid by the relevant Company Party at the Acceptable Discount in accordance with this Section 2.05(a)(v)(D). If the Company Party elects to accept any Acceptable Discount, then the Company Party agrees to accept all Solicited Discounted Prepayment Offers received by Auction Agent by the Solicited Discounted Prepayment Response Date, in the order from largest Offered Discount to smallest Offered Discount, up to and including the Acceptable Discount. Each Term Lender that has submitted a Solicited Discounted Prepayment Offer with an Offered Discount that is greater than or equal to the Acceptable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Offered Amount (subject to any required pro-rata reduction pursuant to the following sentence) at the Acceptable Discount (each such Lender, a “Qualifying Lender”). The Company Party will prepay outstanding Term Loans pursuant to this subsection (D) to each Qualifying Lender in the aggregate principal amount and of the Classes specified in such Lender’s Solicited Discounted Prepayment Offer at the Acceptable Discount; provided that if the aggregate Offered Amount by all Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount exceeds the Solicited Discounted Prepayment Amount, prepayment of the principal amount of the Term Loans for those Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount (the “Identified Qualifying Lenders”) shall be made pro rata among the Identified Qualifying Lenders in accordance with the Offered Amount of each such Identified Qualifying Lender and the Auction Agent (in consultation with such Company Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Solicited Discount Proration”). On or prior to the Discounted Prepayment Determination Date, the Auction Agent shall promptly notify (I) the relevant Company Party of the Discounted Prepayment Effective Date and Acceptable Prepayment Amount comprising the

Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Term Lender of the Discounted Prepayment Effective Date, the Acceptable Discount, and the Acceptable Prepayment Amount of all Term Loans and the Classes to be prepaid at the Applicable Discount on such date, (III) each Qualifying Lender of the aggregate principal amount and the Classes of such Term Lender to be prepaid at the Acceptable Discount on such date, and (IV) if applicable, each Identified Qualifying Lender of the Solicited Discount Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to such Company Party and Term Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to such Company Party shall be due and payable by such Company Party on the Discounted Prepayment Effective Date in accordance with subsection (F) below (subject to subsection (J) below).

(E)        In connection with any Discounted Term Loan Prepayment, the Company Parties and the Term Lenders acknowledge and agree that the Auction Agent may require as a condition to any Discounted Term Loan Prepayment, the payment of customary and documented fees and out-of-pocket expenses from a Company Party in connection therewith.

(F)        If any Term Loan is prepaid in accordance with paragraphs (B) through (D) above, a Company Party shall prepay such Term Loans on the Discounted Prepayment Effective Date without premium or penalty, except as set forth in Section 2.05(a)(vi). The relevant Company Party shall make such prepayment to the Administrative Agent, for the account of the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, at the Administrative Agent’s Office in immediately available funds not later than 2:00 p.m. on the Discounted Prepayment Effective Date and all such prepayments shall be applied to the remaining scheduled installments of principal of the relevant Class of Term Loans pursuant to Section 2.07 on a pro-rata basis across such installments. The Term Loans so prepaid shall be, as set forth in Section 2.05(c), accompanied by all accrued and unpaid interest on the par principal amount so prepaid up to, but not including, the Discounted Prepayment Effective Date. Each prepayment of the outstanding Term Loans pursuant to this Section 2.05(a)(v) shall be paid to the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, and shall be applied to the relevant Term Loans of such Lenders in accordance with their respective Pro Rata Share or other applicable share hereunder. The aggregate principal amount of the Classes and installments of the relevant Term Loans outstanding shall be deemed reduced by the full par value of the aggregate principal amount of the Classes of Term Loans prepaid on the Discounted Prepayment Effective Date in any Discounted Term Loan Prepayment. In connection with each prepayment pursuant to this Section 2.05(a)(v), the relevant Company Party shall waive any right to bring any action against the Administrative Agent, in its capacity as such, in connection with any such Discounted Term Loan Prepayment. In connection with each prepayment pursuant to this Section 2.05(a)(v), the relevant Company Party shall (a) make a representation to the Term Lenders and the Administrative Agent that it does not possess material non-public information with respect to Holdings and its Subsidiaries or the securities of any of them that has not been disclosed to the Term Lenders generally (other than Term Lenders who elect not to receive such information) or shall make a statement that such representation cannot be made and (b) waive any right to bring any action against the Administrative Agent, in its capacity as such, in connection with any such Discounted Term Loan Prepayment.

(G)        To the extent not expressly provided for herein, each Discounted Term Loan Prepayment shall be consummated pursuant to procedures consistent with the provisions in this Section 2.05(a)(v), established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the applicable Company Party.

(H)        Notwithstanding anything in any Loan Document to the contrary, for purposes of this Section 2.05(a)(v), each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon the Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next Business Day.

(I)        Each of the Company Parties and the Term Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this Section 2.05(a)(v) by itself or through any Affiliate of the Auction Agent and expressly consents to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any Discounted Term Loan Prepayment provided for in this Section 2.05(a)(v) as well as activities of the Auction Agent.

(J)        Each Company Party shall have the right, by written notice to the Auction Agent, to revoke in full (but not in part) or modify its offer to make a Discounted Term Loan Prepayment and rescind the applicable Specified Discount Prepayment Notice, Discount Range Prepayment Notice or Solicited Discounted Prepayment Notice therefor at its discretion at any time on or prior to the applicable Specified Discount Prepayment Response Date (and if such offer is revoked or modified pursuant to the preceding clauses, any failure by such Company Party to make any prepayment to a Lender, as applicable, pursuant to this Section 2.05(a)(v) shall not constitute a Default or Event of Default under Section 8.01 or otherwise).

(vi)        Notwithstanding the foregoing, in the event that, on or prior to the date that is six (6) months after the Closing Date, the Borrower (x) prepays, refinances, substitutes or replaces any Term B Loans pursuant to a Repricing Transaction (including, for avoidance of doubt, any prepayment made pursuant to Section 2.05(a) or 2.05(b)(iii) that constitutes a Repricing Transaction), or (y) effects any amendment of this Agreement resulting in a Repricing Transaction, the Borrower shall pay to the Administrative Agent, for the ratable account of each of the applicable Term Lenders (subject to the proviso below), (I) in the case of clause (x), a prepayment premium of 1.00% of the aggregate principal amount of the Term B Loans so prepaid, refinanced, substituted or replaced and (II) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the applicable Term B Loans outstanding immediately prior to such amendment. Such amounts shall be due and payable on the date of effectiveness of such Repricing Transaction; provided, however, that for the avoidance of doubt, in the case of the exercise by the Borrower of its rights under Section 3.07 in connection with a Repricing Transaction effected through an amendment, the prepayment premium described in the immediately preceding clause (I) shall be payable to any Lender replaced pursuant to Section 3.07 (and not any Person who replaces such Lender) in respect of the Term B Loans assigned pursuant to Section 3.07 immediately prior to such Repricing Transaction.

(b)        Mandatory. (i) Within five (5) Business Days after financial statements have been delivered pursuant to Section 6.01(a) (commencing with the fiscal year ended January 31, 2020) and the related Compliance Certificate has been delivered pursuant to Section 6.02(a), the Borrower shall, subject to clause (b)(vii) of this Section 2.05, cause to be prepaid an aggregate principal amount of Term Loans in an amount equal to (A) the Applicable ECF Percentage of Excess Cash Flow, if any, for the Excess Cash Flow Period then ended minus (B) the sum of all voluntary prepayments of Term Loans, Incremental Equivalent Debt and Refinancing Equivalent Debt (in each case that is secured by the Collateral on a pari passu basis, and pari passu in right of payment, with the Obligations under Term Loans), during such Excess Cash Flow Period or, without duplication across Excess Cash Flow Periods, after the end of such Excess Cash Flow Period and prior to when such Excess Cash Flow prepayment is due (limited in the case of any voluntary prepayments made pursuant to Section 2.05(a)(v) to the discounted amount actually paid in respect of the principal amount of such Term Loans (as opposed to the face amount so prepaid)) and (2) all voluntary prepayments of Revolving Loans during such Excess Cash Flow Period or, without duplication across Excess Cash Flow Periods, after the end of such Excess Cash Flow Period and prior to when such Excess Cash Flow prepayment is due, to the extent the “Commitments” (as defined under the Revolving Credit Agreement) are permanently reduced by the amount of such payments and, in the case of each of the immediately preceding clauses (1) and (2), to the extent such prepayments are funded with Internally Generated Cash (the difference of (A) minus (B), the “ECF Prepayment Amount”); provided, however, that if at the time that any such prepayment would be required, Holdings (or any Restricted Subsidiary of Holdings) is required to prepay or offer to repurchase any Incremental Equivalent Debt or any Refinancing Equivalent Debt, in each case that is secured by the Collateral on a pari passu basis, and pari passu in right of payment, with the Obligations under any Class of Term Loans, pursuant to the terms of the documentation governing such Indebtedness (such Incremental Equivalent Debt or Refinancing Equivalent Debt required to be so prepaid or offered to be so repurchased, “Other Applicable Indebtedness”) with any portion of the ECF Prepayment Amount, then the Borrower may apply such portion of the ECF Prepayment Amount on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the applicable Class of Term Loans and Other Applicable Indebtedness at such time; provided, that the portion of such ECF Prepayment Amount allocated to the Other Applicable Indebtedness shall not exceed the amount of such ECF Prepayment Amount required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such ECF Prepayment Amount shall be allocated to the applicable Class of Term Loans in accordance with the terms hereof) to the prepayment of the Term Loans and to the repurchase or prepayment of Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.05(b)(i) shall be reduced accordingly; provided, further, that to the extent the holders of Other Applicable Indebtedness decline to have such indebtedness repurchase or prepaid, the declined amount shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the applicable Class of Term Loans in accordance with the terms hereof; provided, further, that no prepayment of Term Loans pursuant to this Section 2.05(b)(i) shall be required with respect to any Excess Cash Flow Period unless and to the extent that the ECF Prepayment Amount is at least $25,000,000 for such period.

(ii)        (A) If Holdings or any Restricted Subsidiary Disposes of any property or assets (other than (X) any Disposition of any property or assets permitted by Section 7.05(a), (b), (c), (d), (e), (g), (h), (i), (k), (l), (m), (n), (o), (p), (q), (s), (u), (v) or (w)) or (Y) so long as the Revolving Credit Agreement is in effect, any Disposition of Revolving Priority Collateral) which results in the realization or receipt by Holdings or such Restricted Subsidiary of Net Proceeds, the Borrower shall make an offer (each such offer, an “Asset Sale Offer”) (I) to Lenders to prepay their Loans in accordance with their respective Pro Rata Share of each Class of Term Loans or (II) to purchase, prepay or permanently reduce Other Applicable Indebtedness (provided that the Borrower may only exercise its option to reduce obligations under any Other Applicable Indebtedness if, concurrently therewith, the Borrower exercises its option to, equally and ratably, reduce the amount of Indebtedness outstanding under this Agreement by (X) prepaying Loans in accordance with clause (a) of this Section 2.05 or (Y) making an offer (in accordance with the procedures set forth in clause (B) below) to all Classes of Lenders to prepay the relevant portion of their Loans at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of such prepayment on the principal amount of Loans to be prepaid, in accordance with each such Lender’s Pro Rata Share), in an aggregate principal amount of Loans equal to 100% of all such Net Proceeds realized or received; provided that such percentage shall be reduced to (A) 50% if the Secured Net Leverage Ratio is equal to or less than 3.25 to 1.00, and (B) 0% if the Secured Net Leverage Ratio is equal to or less than 2.75 to 1.00; provided, further, that at the time that any such offer to prepay would be required, Holdings (or any Restricted Subsidiary) shall permanently retire such Indebtedness and, in the case of obligations under revolving credit facilities or other similar Indebtedness, shall correspondingly permanently reduce commitments with respect thereto.

(B)        Upon the commencement of an Asset Sale Offer, the Borrower shall send a written notice to the Administrative Agent, which notice shall govern the terms of the Asset Sale Offer. The notice shall contain all instructions and materials necessary to enable each Lender to accept the Asset Sale Offer. Any Asset Sale Offer shall be made on a pro rata basis to all applicable Classes of Lenders (based on the then outstanding principal amounts of the respective Classes of the Loans) in accordance with the Pro Rata Shares of the Lenders. Such notice shall state:

(a)        that the Asset Sale Offer is being made pursuant to this Section 2.05(b)(ii) and that all Loans of Lenders properly accepting such offer (and not withdrawn) shall be prepaid;

(b)        the date on which Loans of Lenders properly accepting such offer (and not withdrawn) shall be prepaid, which date shall be at least 30 days and no later than 60 days from the date such notice is delivered to the Administrative Agent (the “Asset Sale Payment Date”);

(c)        that any Loan as to which such offer is not properly accepted shall continue to accrue interest;

(d)        that, unless the Borrower defaults in making payment therefor, any Loan accepted for prepayment pursuant to the Asset Sale Offer shall cease to accrue interest after the Asset Sale Payment Date;

(e)        that any Lender electing to accept an Asset Sale Offer shall be required to notify the Administrative Agent at least three (3) Business Days before the Asset Sale Payment Date;

(f)        that Lenders shall be entitled to withdraw their election to accept an Asset Sale Offer if the Administrative Agent receives, not later than the close of business on the second Business Day preceding the Asset Sale Payment Date, a written notice setting forth the name of the Lender, the aggregate principal amount of its Loans to be prepaid and a statement that such Lender is withdrawing its election to have such Loans prepaid;

(g)        that, if the aggregate principal amount of Loans as to which the Asset Sale Offer is properly accepted (and not withdrawn) exceeds the Net Proceeds allocable to the Loans as part of such Asset Sale Offer, the Administrative Agent shall select the Loans to be prepaid on a pro rata basis; and

(h)        that Lenders whose Loans are prepaid only in part shall be issued a new Note, if requested by such Lender, in an aggregate principal amount equal to the unpurchased portion of the Loans not prepaid.

(C)        On the Asset Sale Payment Date, the Borrower shall, to the extent lawful: (i) prepay all Loans as to which the Asset Sale Offer was properly accepted and not withdrawn; (ii) deposit with the Administrative Agent an amount equal to the aggregate payment in respect of all Loans subject to such Asset Sale Offer and as to which the Asset Sale Offer was properly accepted and not withdrawn; and (iii) deliver or cause to be delivered to the Administrative Agent an certificate of a Responsible Officer stating the aggregate principal amount of Loans being prepaid by the Borrower.

(D)        The Administrative Agent shall promptly wire to each Lender that has properly accepted the Asset Sale Offer the applicable payment for such Loans, and the Borrower shall promptly deliver, to the extent requested by such Lender, a new Note equal in principal amount to the portion of the Loans of such Lender not prepaid, if any. If at the time of any prepayment pursuant to this Section 2.05(b)(ii) there shall be outstanding Borrowings of different Types or with different Interest Periods, and if some but not all Lenders shall have accepted such Asset Sale Offer, then the aggregate amount of such prepayment shall be allocated ratably to each outstanding Borrowing that comprises the Loans of the accepting Lenders.

(E)        All prepayments of Loans under this Section 2.05(b)(ii) shall be subject to Section 3.05.

(iii)        Subject to Section 2.05(a)(vi), if Holdings or any Restricted Subsidiary incurs or issues any Indebtedness after the Closing Date not permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans in an amount equal to 100% of all Net Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt by Holdings or such Restricted Subsidiary of such Net Proceeds.

(iv)        If the Borrower incurs or issues any Refinancing Loans (or Refinancing Equivalent Debt) resulting in Net Proceeds (as opposed to such Refinancing Loans or Refinancing Equivalent Debt arising out of an exchange of existing Term Loans for such Refinancing Loans or Refinancing Equivalent Debt), the Borrower shall cause to be prepaid an aggregate principal amount of Term Loans in an amount equal to 100% of all Net Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt by the Borrower of such Net Proceeds.

(v)        (A) If a Change of Control occurs, the Borrower shall be required to make an offer to prepay (such offer, a “Change of Control Offer”), on a Business Day (the “Change of Control Payment Date”) not more than 60 days following the date of the notice referred to below, on a pro rata basis to each Class of Loans (based on the then outstanding principal amounts of the respective Classes of Loans) in accordance with the Pro Rata Shares of the Lenders, all of such Lender’s outstanding Loans for a cash payment (the “Change of Control Payment”) equal to 100% of the aggregate principal amount of such Loans prepaid, plus accrued and unpaid interest thereon, to the Change of Control Payment Date.

(B)        Within 60 days following the date upon which a Change of Control occurs (the “Change of Control Date”), the Borrower shall send a written notice to the Administrative Agent, which notice shall govern the terms of the Change of Control Offer. The notice shall describe the transaction or transactions that constitute the Change of Control and offer to prepay all or any part of that Lender’s Loans pursuant to a Change of Control Offer on the Change of Control Payment Date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is delivered to the Administrative Agent, pursuant to the procedures described in such notice. Such notice shall state:

(a)        that the Change of Control Offer is being made pursuant to this Section 2.05(b)(v) and that all Loans of Lenders properly accepting such offer (and not withdrawn) shall be prepaid;

(b)        the Change of Control Payment (including the amount of accrued interest) and the Change of Control Payment Date;

(c)        that any Loan as to which such offer is not properly accepted shall continue to accrue interest;

(d)        that, unless the Borrower defaults in making payment therefor, any Loan accepted for prepayment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(e)        that any Lender electing to have its Loans prepaid pursuant to the Change of Control Offer shall be required to notify the Administrative Agent at least three (3) Business Days before to the Change of Control Payment Date;

(f)        that Lenders shall be entitled to withdraw their election to accept the Change of Control Offer, if the Administrative Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a written notice setting forth the name of the Lender, the aggregate principal amount of such Loans to be prepaid and a statement that such Lender is withdrawing its election to have its Loans prepaid;

(g)        that Lenders whose Loans are prepaid only in part shall be issued a new Note, if requested by such Lender, in an aggregate principal amount equal to the portion of its Loans not prepaid; and

(h)        the circumstances and relevant facts regarding such Change of Control.

(C)        On the Change of Control Payment Date, the Borrower shall, to the extent lawful:

(a)        prepay all Loans as to which the Change of Control Offer was properly accepted and not withdrawn;

(b)        deposit with the Administrative Agent an amount equal to the Change of Control Payment in respect of all Loans as to which the Change of Control Offer was properly accepted and not withdrawn; and

(c)        deliver or cause to be delivered to the Administrative Agent a certificate of a Responsible Officer stating the aggregate principal amount of Loans being prepaid by the Borrower.

(D)        The Administrative Agent shall promptly wire to each Lender that has properly accepted the Change of Control Offer the Change of Control Payment for such Loans, and the Borrower shall promptly deliver, to the extent requested by such Lender, a new Note equal in principal amount to the portion of the Loans of such Lender not prepaid, if any. If at the time of any prepayment pursuant to this Section 2.05(b)(v) there shall be outstanding Borrowings of different Types or with different Interest Periods, and if some but not all Lenders shall have accepted such Change of Control Offer, then the aggregate amount of such prepayment shall be allocated ratably to each outstanding Borrowing that comprises the Loans of the accepting Lenders. All prepayments of Loans under this Section 2.05(b)(v) shall be subject to Section 3.05.

(E)        Any amounts remaining after the prepayment of Loans pursuant to a Change of Control Offer shall be returned by the Administrative Agent to the Borrower and shall not be treated as having been applied to the prepayment of any Loan.

(F)        The Borrower shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Agreement applicable to a Change of Control Offer made by the Borrower and prepays all Loans as to which such Change of Control Offer was properly accepted and not withdrawn or (2) a notice of prepayment with respect to all then outstanding Loans has been given pursuant to Section 2.05(a). A Change of Control Offer may be made by the Borrower or a third party in advance of a Change of Control or conditional upon the occurrence of a Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(vi)        Each prepayment of Term Loans pursuant to Section 2.05(b) (A) shall be applied either (x) ratably to each Class of Term Loans then outstanding or (y) as requested by the Borrower in the notice delivered pursuant to clause (vii) below, to any Class or Classes of Term Loans with a Maturity Date preceding the Maturity Date of the remaining Classes of Term Loans then outstanding, (B) shall be applied, with respect to each such Class for which prepayments will be made, in a manner determined at the discretion of the Borrower in the applicable notice and, if not specified, in direct order of maturity to repayments thereof required pursuant to Section 2.07 and (C) shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Share (or other applicable share provided by this Agreement) of each such Class of Term Loans, subject to clause (vii) of this Section 2.05(b). Notwithstanding clause (A) above, (1) in the case of prepayments pursuant to Section 2.05(b)(iv), such prepayment shall be applied in accordance with this clause (vi) solely to those applicable Classes of Term Loans selected by the Borrower and specified in the applicable Refinancing Amendment or notice (i.e., the applicable Refinanced Debt or Refinanced Term Loans) and (2) any Incremental Amendment, Refinancing Amendment or Extension Amendment may provide (including on an optional basis as elected by the Borrower) for a less than ratable application of prepayments to any Class of Term Loans established thereunder.

(vii)        The Borrower shall notify the Administrative Agent in writing of any mandatory prepayment of Term Loans required to be made by the Borrower pursuant to clauses (i), (iii) or (iv) of this Section 2.05(b) at least two (2) Business Days prior to the date of such prepayment (unless otherwise agreed by the Administrative Agent). Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the aggregate amount of such prepayment to be made by the Borrower. The Administrative Agent will promptly notify each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Pro Rata Share of the prepayment. Each Term Lender may reject all or a portion of its Pro Rata Share of any mandatory prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to clauses (i), and (iii) of this Section 2.05(b) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Borrower no later than 5:00 p.m. one Business Day after the date of such

Lender’s receipt of notice from the Administrative Agent regarding such prepayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory repayment of Term Loans to be rejected by such Lender. If a Term Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Term Loans. Any Declined Proceeds shall be offered to the Term Lenders not so declining such prepayment on a pro rata basis in accordance with the amounts of the Term Loans of such Lender (with such non-declining Term Lenders having the right to decline any prepayment with Declined Proceeds at the time and in the manner specified by the Administrative Agent). To the extent such non-declining Term Lenders elect to decline their Pro Rata Share of such Declined Proceeds, any Declined Proceeds remaining thereafter shall be retained by the Borrower (such remaining Declined Proceeds, the “Borrower Retained Prepayment Amounts”).

(viii)        Notwithstanding any other provisions of this Section 2.05, (i) to the extent that any of or all the Net Proceeds of any Disposition by a Subsidiary organized in a non-Qualified Jurisdiction (a “Foreign Disposition”) or Excess Cash Flow attributable to Subsidiaries organized in any non-Qualified Jurisdiction are prohibited or delayed by applicable local law from being repatriated to Canada, the portion of such Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(b) but may be retained by the applicable Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to Canada (the Borrower hereby agreeing to use commercially reasonable efforts to cause the applicable Subsidiary to promptly take all actions reasonably required by the applicable local law to permit such repatriation), and once such repatriation of any of such affected Net Proceeds or Excess Cash Flow is permitted under the applicable local law, such repatriation will be promptly effected and an amount equal to such repatriated Net Proceeds or Excess Cash Flow will be promptly (and in any event not later than five (5) Business Days after such repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 2.05(b) to the extent provided herein and (ii) to the extent that the Borrower has determined in good faith that repatriation of any of or all the Net Proceeds of any Foreign Disposition or Excess Cash Flow attributable to Subsidiaries organized in any non-Qualified Jurisdiction would have material adverse tax consequences (as determined in good faith by the Borrower) with respect to such Net Proceeds or Excess Cash Flow, such Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(b) but may be retained by the applicable Subsidiary.

(c)        Interest Funding Losses, Etc.

(i)        Except to the extent otherwise agreed by each Lender so being prepaid, all prepayments of Loans shall be accompanied by all accrued and unpaid interest thereon through but not including the date of such prepayment (which, in the case of prepayments pursuant to Section 2.05(a)(v)(F) shall be the accrued and unpaid interest on the principal amount so prepaid up to, but not including, the applicable Discounted Prepayment Effective Date), together with, in the case of any such prepayment of a Eurocurrency Rate Loan on a date prior to the last day of an Interest Period therefor, any amounts owing in respect of such Eurocurrency Rate Loan pursuant to Section 3.05.

(ii)        So long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Rate Loans is required to be made under this Section 2.05 (but excluding prepayments required under Section 2.05(b)(iv)), prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such Eurocurrency Rate Loan prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made thereunder together with accrued interest to the last day of such Interest Period into a Cash Collateral Account until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of this Section 2.05 (including amounts owing pursuant to Section 3.05). Such deposit shall be deemed to be a prepayment of such Loans by the Borrower for all purposes under this Agreement.

Section 2.06  Termination or Reduction of Commitments.

(a)        Optional. The Borrower may, upon written notice to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class, in each case without premium or penalty; provided that (i) any such notice shall be received by the Administrative Agent at least three (3) Business Days prior to the date of termination or reduction and (ii) any such partial reduction shall be in an aggregate amount of $500,000, or any whole multiple of $100,000 in excess thereof or, if less, the entire amount thereof. Notwithstanding the foregoing, the Borrower may rescind or postpone any notice of termination of any Commitments if such termination would have resulted from a refinancing of all of the applicable Facility, which refinancing shall not be consummated or otherwise shall be delayed.

(b)        Mandatory. The Term B Commitment of each Term Lender shall be automatically and permanently reduced to $0 upon the funding of Term B Loans to be made by it on the Closing Date (including by way of exchange or reclassification of existing extensions of credit under the Existing Credit Agreement pursuant to the Restatement Agreement). The Commitment of each Term Lender with respect to Incremental Loans, any Refinancing Loan or any Extension Series shall be automatically and permanently reduced to $0 upon the funding of Term Loans to be made by it on the date set forth in the corresponding Incremental Amendment, Refinancing Amendment or Extension Amendment.

(c)        Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Appropriate Lenders of any termination or reduction of unused Commitments of any Class under this Section 2.06. Upon any reduction of unused Commitments of any Class, the Commitment of each Lender of such Class shall be reduced by such Lender’s Pro Rata Share of the amount by which such Commitments are reduced (other than the termination of the Commitment of any Lender as provided in Section 3.07). All commitment fees, if any, accrued until the effective date of any termination of the Aggregate Commitments shall be paid on the effective date of such termination.

Section 2.07  Repayment of Loans.

(a)        The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (A) on the last Business Day of each April, July, October and January, commencing with October 31, 2018, an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Term B Loans as of the Closing Date (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 10.07) and (B) on the Maturity Date for any Class of Term Loans, the aggregate principal amount of all Term Loans of such Class outstanding on such date.

(b)        The amount of any such payment set forth in clause (i) above shall be adjusted to account for the addition of any Incremental Loans, Extended Term Loans or Refinancing Loans to contemplate (A) the reduction in the aggregate principal amount of any Term Loans that were paid down in connection with the incurrence of such Incremental Loans, Extended Term Loans or Refinancing Loans, and (B) any increase to payments to the extent and as required pursuant to the terms of any applicable Incremental Amendment, Extension Amendment or Refinancing Amendment.

Section 2.08  Interest.

(a)        Subject to the provisions of Section 2.08(b), (i) each Eurocurrency Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate and; (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate.

(b)        During the continuance of a Default under Section 8.01(a), the Borrower shall pay interest on past due amounts owing by it hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws; provided that no interest at the Default Rate shall accrue or be payable to a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Accrued and unpaid interest on such amounts (including interest on past due interest) shall be due and payable upon demand.

(c)        Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any case or proceeding under any Debtor Relief Law.

Section 2.09  Fees.

(a)        Closing Fees. The Borrower agrees to pay on the Closing Date to each Lender party to this Agreement on the Closing Date, as fee compensation for the funding of such Lender’s Term B Loan, a closing fee (the “Closing Fee”) in an amount equal to 0.25% of the stated principal amount of such Lender’s Term B Loan made on the Closing Date. Such Closing Fee will be in all respects fully earned, due and payable on the Closing Date and non-refundable and non-creditable thereafter and, in the case of the Loans, such Closing Fee shall be netted against Loans made by such Lender on the Closing Date.

(b)        Other Fees. The Borrower shall pay to the Agents such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever (except as expressly agreed between the Borrower and the applicable Agent).

Section 2.10  Computation of Interest and Fees.

(a)        All computations of interest for Base Rate Loans determined by reference to the Prime Rate shall be made on the basis of a year of three hundred and sixty-five (365) days, or three hundred and sixty-six (366) days, as applicable, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred and sixty (360) day year and actual days elapsed. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one (1) day. In computing interest on any Loan, the day such Loan is made or converted to a Loan of a different Type shall be included and the date such Loan is repaid or converted to a Loan of a different type, as the case may be, shall be excluded. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)        For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365 (or such other period that is less than a calendar year), as the case may be, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields. The parties acknowledge that there is a material difference between the stated nominal interest rates and the effective yearly rates of interest and that they are capable of making the calculations required to determine such effective yearly rates of interest.

(c)        EACH LOAN PARTY CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO EACH FACILITY BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN THIS AGREEMENT. EACH LOAN PARTY HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE RATE OF INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE LOAN PARTIES, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

(d)        Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum amount of interest permitted by applicable Law, including, for greater certainty, pursuant to section 347 of the Criminal Code (Canada) (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be deemed to have been made by mutual mistake of such Loan Party, the Administrative Agent and the applicable Lender or Lenders and the amount of such payment or collection will be refunded to such Loan Party only to the extent of the amount which is greater than the Maximum Rate. For purposes of determining compliance with the Maximum Rate, the applicable rate of interest will be determined in accordance with generally accepted actuarial practices and principles over the term commencing on the Closing Date and ending on the Maturity Date and, in the event of dispute, a certificate of an actuarial firm appointed by the Administrative Agent will be prima facie evidence for the purposes of such determination.

(e)        Notwithstanding anything to the contrary contained in this Agreement or any other Loan Document if the amount of interest paid by a Loan Party to the Lenders is reduced through the application of Section 2.10(d), then the Loan Party shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the Lenders, promptly on demand by the Administrative Agent, an amount equal to the excess of the amount of interest and fees that should have been paid by the Loan Party for such period had the same not been reduced through the application of Section 2.10(d) over the amount of interest and fees actually paid by the Loan Party for such period. The obligations of the Loan Parties under this Section 2.10(e) shall survive the termination of the Term B Commitment and the repayment of all Indebtedness hereunder for a period of seven years.

Section 2.11  Evidence of Indebtedness.

(a)        The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury Regulation Section 5f.103-1(c), as agent for the Borrower, in each case in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)        Subject to Section 10.07(c), entries made in good faith by the Administrative Agent in the Register pursuant to Section 2.11(a), and by each Lender in its account or accounts pursuant to Section 2.11(a), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement and the other Loan Documents.

Section 2.12  Payments Generally.

(a)        All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office in Dollars and in Same Day Funds not later than 1:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Appropriate Lender its Pro Rata Share (or other applicable share provided for under this Agreement) of such payment in like funds as received by wire transfer to such Lender’s applicable Lending Office. All payments received by the Administrative Agent after 1:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b)        If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that, if such extension would cause payment of interest on or principal of Eurocurrency Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(c)        Unless the Borrower or any Lender has notified the Administrative Agent, prior to the date any payment is required to be made by it to the Administrative Agent hereunder, that the Borrower or such Lender, as the case may be, will not make such payment, the Administrative Agent may assume that the Borrower or such Lender, as the case may be, has timely made such payment and may (but shall not be so required to), in reliance thereon, make available a corresponding amount to the Person entitled thereto. If and to the extent that such payment was not in fact made to the Administrative Agent in Same Day Funds, then:

(i)        if the Borrower failed to make such payment, each Lender shall forthwith on demand repay to the Administrative Agent the portion of such assumed payment that was made available to such Lender in Same Day Funds, together with interest thereon in respect of each day from and including the date such amount was made available by the Administrative Agent to such Lender to the date such amount is repaid to the Administrative Agent in Same Day Funds at the applicable Overnight Rate from time to time in effect; and

(ii)        if any Lender failed to make such payment, such Lender shall forthwith on demand pay to the Administrative Agent the amount thereof in Same Day Funds, together with interest thereon for the period from the date such amount was made available by the Administrative Agent to the Borrower to the date such amount is recovered by the Administrative Agent (the “Compensation Period”) at a rate per annum equal to the applicable Overnight Rate from time to time in effect. When such Lender makes payment to the Administrative Agent (together with all accrued interest thereon), then such payment amount (excluding the amount of any interest which may have accrued and been paid in respect of such late payment) shall constitute such Lender’s Loan included in the applicable Borrowing. If such Lender does not pay such amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent may make a demand therefor upon the Borrower, and the Borrower shall pay such amount to the Administrative Agent, together with interest thereon for the Compensation Period at a rate per annum equal to the rate of interest applicable to the applicable Borrowing. Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent or the Borrower may have against any Lender as a result of any default by such Lender hereunder.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(c) shall be conclusive, absent manifest error.

(d)        If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e)        The obligations of the Lenders hereunder to make Loans are several and not joint. The failure of any Lender to make any Loan or to fund any such participation on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or purchase its participation.

(f)        Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(g)        Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.03. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may (to the fullest extent permitted by mandatory provisions of applicable Law), but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the Outstanding Amount of all Loans outstanding at such time, in repayment or prepayment of such of the outstanding Loans or other Obligations then owing to such Lender.

Section 2.13  Sharing of Payments. If, other than as expressly provided elsewhere herein or required by court order, any Lender shall obtain payment in respect of any principal or interest on account of the Loans made by it, any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment in respect of any principal or interest on such Loans or such participations, as the case may be, pro rata with each of them; provided that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. For the avoidance of doubt, the provisions of this paragraph shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement as in effect from time to time (including the application of funds arising from the existence of a Defaulting Lender) or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant permitted hereunder. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. For purposes of subclause (v) of the definition of “Indemnified Taxes,” a Lender that acquires a participation pursuant to this Section 2.13 shall be treated as having acquired such participation on the earlier date(s) on which such Lender acquired the applicable interest(s) in the Commitment(s) and/or Loan(s) to which such participation relates.

Section 2.14  Incremental Credit Extensions.

(a)        Incremental Commitments. The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (an “Incremental Loan Request”), request one or more new commitments which may be of the same Class as any outstanding Term Loans (a “Term Loan Increase”) or a new Class of term loans (collectively with any Term Loan Increase, the “Incremental Commitments”), whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders.

(b)        Incremental Loans. On the applicable date (each, an “Incremental Facility Closing Date”) specified in any Incremental Amendment (including through any Term Loan Increase), subject to the satisfaction of the terms and conditions in this Section 2.14 and in the applicable Incremental Amendment, (i) each Incremental Lender of such Class shall make a Loan to the Borrower (an “Incremental Loan”) in an amount equal to its Incremental Commitment of such Class and (ii) each Incremental Lender of such Class shall become a Lender hereunder with respect to the Incremental Commitment of such Class and the Incremental Loans of such Class made pursuant thereto.

(c)        Incremental Loan Request. Each Incremental Loan Request from the Borrower pursuant to this Section 2.14 shall set forth the requested amount, currency (which shall be either Dollars or Canadian Dollars, at the Borrower’s election) and proposed terms of the relevant Incremental Loans. Incremental Loans may be made by any existing Lender (but no existing Lender will have an obligation to make any Incremental Commitment, nor will the Borrower have any obligation to approach any existing Lender to provide any Incremental Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, an “Incremental Lender”); provided that the Administrative Agent shall have consented (not to be unreasonably withheld or delayed) to such Additional Lender’s making such Incremental Loans, to the extent such consent, if any, would be required under Section 10.07(b) for an assignment of Term Loans to such Lender or Additional Lender.

(d)        Effectiveness of Incremental Amendment. The effectiveness of any Incremental Amendment, and the Incremental Commitments thereunder, shall be subject to the satisfaction on the applicable date (which shall be no earlier than the date of such Incremental Amendment) specified therein (the “Incremental Amendment Date”) of each of the following conditions, together with any other conditions set forth in the Incremental Amendment:

(i)        after giving effect to such Incremental Commitments, the conditions of Section 4.02 shall be satisfied (it being understood that all references to “the date of such Credit Extension” or similar language in such Section 4.02 shall be deemed to refer to the Incremental Amendment Date); provided, that, such Incremental Amendment may include a waiver by the Incremental Lenders party thereto of the condition set forth in Section 4.02(iii) and, in connection with any Incremental Commitment, the primary purpose of which is to finance a Permitted Acquisition, (x) a waiver in full or in part of the condition set forth in clause (ii) (other than with respect to any Event of Default under Section 8.01(a) or (f)) of Section 4.02 and (y) with respect to clause (i) of Section 4.02, solely the Specified Representations shall be required to be true and correct in all material respects on and as of the date of such Incremental Amendment (provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided, further, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates);

(ii)        each Incremental Commitment shall be in an aggregate principal amount that is not less than $5,000,000 (provided that such amount may be less than $5,000,000 if such amount represents all remaining availability under the limit set forth in Section 2.14(d)(iii)), or, in the case of any Incremental Commitment denominated in Canadian Dollars, an aggregate principal amount that is not less than Cdn$5,000,000 (provided that such amount may be less than Cdn$5,000,000 if such amount represents all remaining availability under the limit set forth in Section 2.14(d)(iii));

(iii)        (A) after giving Pro Forma Effect to both (x) the making of Incremental Loans under such Incremental Amendment and (y) any Specified Transactions consummated in connection therewith, the Secured Net Leverage Ratio calculated on a Pro Forma Basis does not exceed either (x) 3.75:1.00 or (y) solely if such Incremental Loans are incurred in connection with a Permitted Acquisition, the Secured Net Leverage Ratio immediately prior to giving effect to such Incremental Loans and the consummation of such Permitted Acquisition; or (B) together with the Incremental Loans made under such Incremental Amendment, the aggregate principal amount of Incremental Loans made under this clause (B) (plus Incremental Equivalent Debt incurred in reliance on clause (i)(B) of the proviso of Section 2.14(h)) does not exceed the sum of (i) the greater of (x) $475,000,000 and (y) 100% of Consolidated EBITDA plus (ii) the principal amount of any voluntary prepayments of Term Loans (other than to the extent made with the proceeds of Indebtedness (other than the incurrence of Revolving Loans or extensions of credit under any other revolving credit or similar facility)); provided, that, it is understood that (1) Incremental Loans may be incurred under either clause (A) or clause (B) as selected by the Borrower in its sole discretion, including by designating any portion of Incremental Commitments in excess of an amount permitted to be incurred under clause (A) at the time of such incurrence as incurred under clause (B); and

(iv)        to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (A) customary legal opinions, board resolutions and officers’ certificates (including solvency certificates) consistent with those delivered on the Closing Date (conformed as appropriate) other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent and (B) reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Incremental Lenders are provided with the benefit of the applicable Loan Documents.

(e)        Required Terms. The terms, provisions and documentation of the Incremental Loans and Incremental Commitments, as the case may be, of any Class shall be as agreed between the Borrower and the applicable Incremental Lenders providing such Incremental Commitments. Notwithstanding the foregoing, in the case of any Incremental Loans or Incremental Commitments, except as otherwise set forth herein, to the extent such terms and provisions are not identical to the terms and provisions of any Class of Term Loans existing on the Incremental Facility Closing Date, such terms and provisions shall be consistent with clauses (i) through (iii) below, as applicable, and otherwise (a) if more favorable to the existing Term Lenders under the applicable Class of Term Loans, conformed (or added) in the Loan Documents pursuant to the related Incremental Amendment for the benefit of the Term Lenders, (b) applicable only to periods after the Latest Maturity Date with respect to existing Term Loans as of the Incremental Amendment Date or (c) reasonably satisfactory to the Administrative Agent; provided that in the case of a Term Loan Increase, the terms, provisions and documentation (other than the Incremental Amendment evidencing such increase) of such Term Loan Increase shall be (subject to any conforming changes pursuant to clause (a) above) identical (other than with respect to upfront fees, OID or similar fees) to the applicable Class of Term Loans being increased, in each case, as existing on the Incremental Facility Closing Date. In any event:

(i)        the Incremental Loans:

(A)        (I) shall rank pari passu or junior in right of payment with the Obligations under Term Loans that are senior in right of payment and (II) shall be secured solely by the Collateral and shall rank pari passu or junior in right of security with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral (and subject to a Subordination Agreement (if subject to payment subordination) and/or a Second Lien Intercreditor Agreement

(if subject to lien subordination), or, alternatively, terms in the Incremental Amendment substantially similar to those in such applicable agreement, as agreed by the Borrower and Administrative Agent or other lien subordination arrangement reasonably satisfactory to the Borrower and the Administrative Agent);

(B)        as of the Incremental Amendment Date, shall not have a final scheduled maturity date earlier than the Maturity Date of the Term B Loans or any Extended Term Loans as to which the Term B Loans were the Existing Term Loan Tranche (other than in the case of any Permitted Earlier Maturity Debt);

(C)        as of the Incremental Amendment Date, shall have a Weighted Average Life to Maturity not shorter than the remaining Weighted Average Life to Maturity of the Term B Loans (other than in the case of any Permitted Earlier Maturity Debt);

(D)         shall have an Applicable Rate, and subject to clauses (e)(i)(B) and (e)(i)(C) above, amortization determined by the Borrower and the applicable Incremental Lenders; provided the Applicable Rate and amortization for a Term Loan Increase shall be (x) the Applicable Rate and amortization for the Class being increased or (y) in the case of the Applicable Rate, higher than the Applicable Rate for the Class being increased as long as the Applicable Rate for the Class being increased shall be automatically increased as and to the extent necessary to eliminate such deficiency);

(E)        shall have fees or other amounts as determined by the Borrower and the applicable Incremental Lenders or arranger(s) and/or lender(s);

(F)        shall not be guaranteed by any Person that is not otherwise a Guarantor; and

(G)        (I) may participate on a pro rata basis, less than pro rata basis or greater than pro rata basis in any voluntary prepayments of Term Loans hereunder and (II) (x) in the case of Incremental Loans that rank junior in right of payment or junior in right of security, in each case, with the Obligations under Term Loans that are senior in right of payment or secured on a first lien basis, shall participate on a less than pro rata basis in any mandatory prepayments of Term Loans hereunder and (y) in the case of Incremental Loans that rank pari passu in right of payment and security with the Obligations under Term Loans that are secured on a first lien basis, may participate on a pro rata basis or less than pro rata basis (but not on a greater than pro rata basis (except for prepayments pursuant to Section 2.05(b)(iv) and Section 2.05(b)(vi)(A)(y)) in any mandatory prepayments of such Term Loans hereunder;

(ii)        [Reserved];

(iii)        the All-In Yield applicable to the Incremental Loans of each Class shall be determined by the Borrower and the applicable Incremental Lenders and/or arranger(s) and shall be set forth in each applicable Incremental Amendment; provided, however, that with respect to any Incremental Loans (provided that the Borrower may, at its election, exclude up to $75,000,000 in aggregate principal amount of Incremental Loans from the application of the following provisions of this clause (e)(iii)) incurred on or prior to the 12-month anniversary of the Closing Date that are denominated in Dollars, that are pari passu in right of payment and security with the Term B Loans and that have a Maturity Date prior to the date that is 24 months after the Maturity Date of the Term B Loans, the All-In Yield applicable to such Incremental Loans shall not be greater than the applicable All-In Yield payable pursuant to the terms of this Agreement as amended through the date of such calculation with respect to

Term B Loans plus 50 basis points per annum unless the All-In Yield (together with, as provided in the proviso below, the Eurocurrency Rate or Base Rate floor) with respect to the Term B Loans is increased so as to cause the then-applicable All-In Yield under this Agreement on the Term B Loans to equal the All-In Yield then applicable to the Incremental Loans minus 50 basis points; provided, further, that any increase in All-In Yield to any Term B Loan due to the application or imposition of a Eurocurrency Rate or Base Rate floor on any Incremental Loan shall be effected solely through an increase in (or implementation of, as applicable) any Eurocurrency Rate or Base Rate floor applicable to such Term B Loan.

For the avoidance of doubt, the “MFN” payment provisions in the first proviso of clause (iii) above in respect of the Term B Loans shall not apply to any Incremental Loan requested in Canadian Dollars. Without limiting the obligations of the Borrower provided for in this Section 2.14, the Administrative Agent and the Lenders agree that they will use their commercially reasonable efforts to attempt to minimize the costs of the type referred to in Section 3.05 that would otherwise be incurred in connection with any Incremental Loan.

(f)        Incremental Amendment. Commitments in respect of Incremental Loans shall become additional Commitments pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Incremental Lender providing such Commitments and the Administrative Agent. The Incremental Amendment may, without the consent of any other Loan Party, Agent or Lender, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14, including amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect any lien or payment subordination and associated rights of the applicable Lenders to the extent any Incremental Loans are to rank junior in right of security or payment or to address technical issues relating to funding and payments or prepayments (including any adjustments to amortization of Term Loans as agreed between the Borrower and the Administrative Agent). The Borrower will use the proceeds of the Incremental Loans for any purpose not prohibited by this Agreement.

(g)        [Reserved].

(h)        Incremental Equivalent Debt. The Borrower may, upon notice to the Administrative Agent, at any time or from time to time after the Closing Date, issue, incur or otherwise obtain Indebtedness of the Borrower (and any Permitted Refinancing thereof) in respect of one or more series of senior or subordinated notes or loans (which may be unsecured or secured on a junior lien basis or a pari passu basis with the Obligations under Term Loans required to be secured on a first lien basis), and, in the case of notes, issued in a public offering, Rule 144A or other private placement or bridge in lieu of the foregoing, in each case, that are issued or made in lieu of Incremental Commitments (the “Incremental Equivalent Debt”); provided that (i) (A) after giving Pro Forma Effect to both (x) the issuance or incurrence of such Incremental Equivalent Debt (assuming a borrowing of the maximum credit thereunder) and (y) any Specified Transactions consummated in connection therewith, (1) if such Incremental Equivalent Debt is secured, the Secured Net Leverage Ratio calculated on a Pro Forma Basis does not exceed either (I) 3.75:1.00 or (II) solely if such Incremental Equivalent Debt is incurred in connection with a Permitted Acquisition, the Secured Net Leverage Ratio immediately prior to the issuance or incurrence of such Incremental Equivalent Debt and the consummation of such Permitted Acquisition, and (2) if such Incremental Equivalent Debt is unsecured, either (I) (x) the Total Net Leverage Ratio calculated on a Pro Forma Basis does not exceed 4.25:1.00 or (y) the Consolidated Cash Interest Coverage Ratio calculated on a Pro Forma Basis is no less than 2.00:1.00, or (II) solely in the case of Incremental Equivalent Debt incurred in connection with a Permitted Acquisition, either (x) the

Total Net Leverage Ratio calculated on a Pro Forma Basis does not exceed the Total Net Leverage Ratio immediately prior to the issuance or incurrence of such Incremental Equivalent Debt and the consummation of such Permitted Acquisition, or (y) the Consolidated Cash Interest Coverage Ratio calculated on a Pro Forma Basis is no less than the Consolidated Cash Interest Coverage Ratio immediately prior to the issuance or incurrence of such Incremental Equivalent Debt and the consummation of such Permitted Acquisition, or (B) together with such Incremental Equivalent Debt, the aggregate principal amount of Incremental Equivalent Debt incurred or issued under this clause (B) and Incremental Loans made under Section 2.14(d)(iii)(B) does not exceed the sum of (a) the greater of (x) $475,000,000 and (y) 100% of Consolidated EBITDA plus (b) the principal amount of any voluntary prepayments of Term Loans (other than to the extent made with the proceeds of Indebtedness (other than the incurrence of Revolving Loans or extensions of credit under any other revolving credit or similar facility)), (ii) such Incremental Equivalent Debt shall not be subject to any Guarantee by any Person other than a Loan Party, (iii) if such Incremental Equivalent Debt is secured, the obligations in respect thereof shall not be secured by any Lien on any asset of Holdings, the Borrower or any Restricted Subsidiary other than any asset constituting Collateral, (iv) no Default or Event of Default shall have occurred and be continuing or would exist immediately after giving effect to such incurrence, (v) if such Incremental Equivalent Debt is secured, the security agreements and other collateral documents relating to such Incremental Equivalent Debt shall be substantially similar to the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (vi) if such Incremental Equivalent Debt is (a) secured on a pari passu basis with the Obligations under Term Loans that are secured on a first lien basis by Term Priority Collateral, then such Incremental Equivalent Debt shall be subject to a First Lien Pari Passu Intercreditor Agreement, (b) secured on a junior basis with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral, then such Incremental Equivalent Debt shall be subject to a Second Lien Intercreditor Agreement or other lien subordination and intercreditor arrangement satisfactory to the Borrower and the Administrative Agent or (c) unsecured and subordinated to the Obligations, then such Incremental Equivalent Debt shall be subject to a Subordination Agreement (or, alternatively, terms in the definitive documentation for such Incremental Equivalent Debt substantially similar to those in such applicable agreement, as agreed by the Borrower and Administrative Agent), (vii) such Incremental Equivalent Debt (other than in the case of any Permitted Earlier Maturity Debt) shall have a final maturity date which is no earlier than the Maturity Date of the Term B Loans and a Weighted Average Life to Maturity which is equal to or greater than the then Weighted Average Life to Maturity of the Term B Loans, (viii) such Incremental Equivalent Debt shall not be subject to any mandatory redemption or prepayment provisions or rights (except to the extent any such mandatory redemption or prepayment is required to be applied (x) in the case of Incremental Equivalent Debt that is secured on a junior basis, unsecured or subordinated with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral, on a less than pro rata basis than the Term Loans and (y) in the case of Incremental Equivalent Debt that is secured on a pari passu basis with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral, on a pro rata or a less than pro rata basis than the Term Loans that are secured on a first lien basis and except with respect to customary “AHYDO catch-up payments”), offers to repurchase and prepayment events upon a change of control, asset sale or event of loss and a customary acceleration right after an event of default, (ix) the provisions set forth in Section 2.14(e)(iii) shall apply to any Incremental Equivalent Debt in the form of loans denominated in Dollars that rank pari passu in right of payment and security with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral as if such Incremental Equivalent Debt were a Class of Incremental Loans that is pari passu in right of payment and security with the Term B Loans and (x) except as otherwise set forth in this clause (h), such Incremental Equivalent Debt shall have terms and conditions (other than with respect to pricing, fees, rate floors and optional prepayment or redemption terms) substantially similar to, or (taken as a whole) no more favorable (as determined by the Borrower in good faith) to the lenders or holders providing such Incremental Equivalent Debt, than those applicable to the Term B Loans (except for covenants or other provisions (a) if more favorable to the existing Lenders under the Term B Loans, conformed (or added) in the Loan Documents, for the benefit of the Lenders holding Term B Loans, pursuant to an amendment thereto subject solely to the reasonable satisfaction of the Administrative Agent, (b) applicable only to periods after the Latest Maturity Date at the time of the issuance or incurrence of such Incremental Equivalent Debt) or (c) such terms and conditions shall be current market terms for such type of Incremental Equivalent Debt (as determined by the Borrower in good faith)). It is understood that Incremental Equivalent Debt may be incurred under either clause (i)(A) or clause (i)(B) of the immediately preceding sentence as selected by the Borrower in its sole discretion, including by designating any portion of Incremental Equivalent Debt in excess of an amount permitted to be incurred under such clause (i)(A) at the time of such incurrence as incurred under such clause (i)(B).

(i)        Any portion of any Incremental Loans and Incremental Commitments incurred under Section 2.14(d)(iii)(B) or Incremental Equivalent Debt incurred under Section 2.14(h)(i)(B) may be reclassified, as the Borrower elects from time to time, as incurred under Section 2.14(d)(iii)(A) or Section 2.14(h)(i)(A), respectively, if such portion of such Incremental Loans, Incremental Commitments or Incremental Equivalent Debt could at such time be incurred (or established, as applicable) under Section 2.14(d)(iii)(A) or Section 2.14(h)(i)(A). Upon making any such election under this Section 2.14(i), the Borrower shall deliver a certificate of a Responsible Officer to the Administrative Agent demonstrating compliance on a Pro Forma Basis as of the last day of the most recently ended Test Period with the Secured Net Leverage Ratio, Total Net Leverage Ratio or Consolidated Cash Interest Coverage Ratio, as applicable.

(j)        The Incremental Loans made under each Term Loan Increase shall be made by the applicable Lenders participating therein pursuant to the procedures set forth in Section 2.01 and 2.02 and on the date of the making of such Incremental Loans, and notwithstanding anything to the contrary set forth in Section 2.01 and 2.02, such Incremental Loans shall be added to (and form part of) each Borrowing of outstanding Term Loans under the applicable Class of Term Loans on a pro rata basis (based on the relative sizes of the various outstanding Borrowings), so that each Lender under such Class will participate proportionately in each then outstanding Borrowing of Term Loans of such Class.

(k)        This Section 2.14 shall supersede any provisions in Section 2.13 or 10.01 to the contrary.

Section 2.15  Refinancing Amendments.

(a)        Refinancing Commitments. The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (a “Refinancing Loan Request”), request new commitments which may take the form of a new Class of term loans or one or more increases in the amount of any existing Class of term loans (any such new Class or increase to any existing Class, as applicable, “Refinancing Commitments”), in each case, established in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, existing Loans or Commitments (with respect to a particular Refinancing Commitment or Refinancing Loan, such existing Loans or Commitments, “Refinanced Debt”), whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders.

(b)        Refinancing Loans. On any Refinancing Facility Closing Date on which any Refinancing Commitments of any Class are effected or increased, subject to the satisfaction of the terms and conditions in this Section 2.15, (i) each Refinancing Lender of such Class shall make a Loan to the Borrower (a “Refinancing Loan”) in an amount equal to its Refinancing Commitment of such Class or such increase and (ii) each Refinancing Lender of such Class shall become a Lender hereunder with respect to the Refinancing Commitment of such Class and the Refinancing Loans of such Class made pursuant thereto.

(c)        Refinancing Loan Request. Each Refinancing Loan Request from the Borrower pursuant to this Section 2.15 shall set forth the requested amount and proposed terms of the relevant Refinancing Loans. Refinancing Loans may be made by any existing Lender (but no existing Lender will have an obligation to make any Refinancing Commitment, nor will the Borrower have any obligation to approach any existing Lender to provide any Refinancing Commitment) or by any Additional Lender (each such existing Lender or Additional Lender providing such Commitment or Loan, a “Refinancing Lender”); provided that the Administrative Agent shall have consented (not to be unreasonably withheld or delayed) to such Additional Lender’s making such Refinancing Loans, to the extent such consent, if any, would be required under Section 10.07(b) for an assignment of Term Loans to such Lender or Additional Lender.

(d)        Effectiveness of Refinancing Amendment. The effectiveness of any Refinancing Amendment, and the Refinancing Commitments thereunder, shall be subject to the satisfaction on the date thereof (a “Refinancing Facility Closing Date”) of each of the following conditions, together with any other conditions set forth in the Refinancing Amendment:

(i)        after giving effect to such Refinancing Commitments, the conditions of Sections 4.02(i) and (ii) shall be satisfied (it being understood that all references to “the date of such Credit Extension” or similar language in such Section 4.02 shall be deemed to refer to the effective date of such Refinancing Amendment);

(ii)        each Refinancing Commitment shall be in an aggregate principal amount that is not less than $10,000,000 and shall be in an increment of $1,000,000 (provided that such amount may be less than $10,000,000 and not in an increment of $1,000,000 if such amount is equal to the entire outstanding principal amount of Refinanced Debt); and

(iii)        to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (A) customary legal opinions, board resolutions and officers’ certificates (including solvency certificates) consistent with those delivered on the Closing Date (conformed as appropriate) other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent and (B) reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that such Refinancing Lenders are provided with the benefit of the applicable Loan Documents.

(e)        Required Terms. The terms, provisions and documentation of the Refinancing Loans and Refinancing Commitments of any Class shall be as agreed between the Borrower and the applicable Refinancing Lenders providing such Refinancing Commitments, and except as otherwise set forth herein, to the extent not identical to any Class of Term Loans, each existing on the Refinancing Facility Closing Date, shall be consistent with clauses (i) and (ii) below, as applicable, and otherwise (a) if more favorable to the existing Lenders under the applicable Class of Term Loans, conformed (or added) in the Loan Documents pursuant to the related Refinancing Amendment for the benefit of the Term Lenders, (b) applicable only to periods after the Latest Maturity Date as of the Incremental Amendment Date or (c) reasonably satisfactory to the Administrative Agent. In any event:

(i)        the Refinancing Loans:

(A)        as of the Refinancing Facility Closing Date, shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Debt (other than in the case of any Permitted Earlier Maturity Debt),

(B)        as of the Refinancing Facility Closing Date, shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the Refinanced Debt (other than in the case of any Permitted Earlier Maturity Debt),

(C)         shall have an Applicable Rate and Eurocurrency Rate or Base Rate floor (if any), and subject to clauses (e)(i)(A) and (e)(i)(B) above, amortization determined by the Borrower and the applicable Refinancing Lenders,

(D)        shall have fees or other amounts as determined by the Borrower and the applicable Refinancing Lenders or arranger(s),

(E)        (I) may participate on a pro rata basis, less than pro rata basis or greater than pro rata basis in any voluntary prepayments of Term Loans hereunder and (II) (x) in the case of Refinancing Loans that rank junior in right of payment or junior in right of security, in each case, with the Obligations under Term Loans that are senior in right of payment or secured on a first lien basis, shall participate on a less than pro rata basis in any mandatory prepayments of Term Loans hereunder and (y) in the case of Refinancing Loans that rank pari passu in right of payment and security with the Obligations under Term Loans that are secured on a first lien basis, may participate on a pro rata basis or less than pro rata basis (but not on a greater than pro rata basis (except for prepayments pursuant to Section 2.05(b)(iv) and Section 2.05(b)(vi)(A)(y)) in any mandatory prepayments of such Term Loans hereunder,

(F)        shall not have a greater principal amount than the principal amount of the Refinanced Debt plus accrued but unpaid interest, fees, premiums (if any) and penalties thereon and reasonable fees, expenses, OID and upfront fees associated with the refinancing,

(G)        shall not be guaranteed by any Person that is not otherwise a Guarantor, and

(H)        (I) shall have the same or more junior rank in right of payment with respect to the other Obligations as the applicable Refinanced Debt and (II) shall be secured solely by the Collateral and shall have the same or more junior rank in right of security with respect to the other Obligations as the applicable Refinanced Debt (and, to the extent subordinated in right of payment with respect to the other Obligations, subject to a Subordination Agreement and/or a Second Lien Intercreditor Agreement, as applicable (or, alternatively, terms in the Refinancing Amendment substantially similar to those in such applicable agreement, as agreed by the Borrower and Administrative Agent) or other lien subordination arrangement reasonably satisfactory to the Borrower and the Administrative Agent); and

(ii)        [Reserved].

(f)        Refinancing Amendment. Commitments in respect of Refinancing Loans shall become additional Commitments pursuant to an amendment (a “Refinancing Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each Refinancing Lender providing such Commitments and the Administrative Agent. The Refinancing Amendment may, without the consent of any other Loan Party, Agent or Lender, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the

Administrative Agent and the Borrower, to effect the provisions of this Section 2.15, including amendments as deemed necessary by the Administrative Agent in its reasonable judgment to effect any lien or payment subordination and associated rights of the applicable Lenders to the extent any Refinancing Loans are to rank junior in right of security or payment or to address technical issues relating to funding and payments. The Borrower will use the proceeds of the Refinancing Loans to extend, renew, replace, repurchase, retire or refinance, substantially concurrently, the applicable Refinanced Debt.

(g)        [reserved.]

(h)        Refinancing Equivalent Debt.

(i)        In lieu of incurring any Refinancing Loans, the Borrower may, upon notice to the Administrative Agent, at any time or from time to time after the Closing Date issue, incur or otherwise obtain (A) secured Indebtedness (including any Registered Equivalent Notes) in the form of one or more series of first lien senior secured notes (such notes, “Permitted Pari Passu Secured Refinancing Debt”), (B) secured Indebtedness (including any Registered Equivalent Notes) in the form of one or more series of second lien (or other junior lien) secured notes or second lien (or other junior lien) secured term loans (such notes or term loans, “Permitted Junior Secured Refinancing Debt”) and (C) unsecured or subordinated Indebtedness (including any Registered Equivalent Notes) in the form of one or more series of unsecured or subordinated notes or term loans (such notes or term loans, “Permitted Unsecured Refinancing Debt” and together with Permitted Pari Passu Secured Refinancing Debt and Permitted Junior Secured Refinancing Debt, and, in each case, any Permitted Refinancing thereof, “Refinancing Equivalent Debt”), in each case, in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, any existing Class of Term Loans (such Term Loans, “Refinanced Term Loans”).

(ii)        Any Refinancing Equivalent Debt:

(A)        (1) shall not have a Maturity Date prior to the date that is on or after the Maturity Date of the Refinanced Term Loans (other than in the case of any Permitted Earlier Maturity Debt), (2) if in the form of term loans, shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the Refinanced Term Loans (other than in the case of any Permitted Earlier Maturity Debt), (3) if in the form of notes, shall not have scheduled amortization or payments of principal and not be subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except to the extent any such mandatory redemption or prepayment is required to be applied (x) in the case of Permitted Junior Secured Refinancing Debt and Permitted Unsecured Refinancing Debt, on a less than pro rata basis than the Term Loans and (y) in the case of Permitted Pari Passu Secured Refinancing Debt, on a pro rata or a less than pro rata basis than the Term Loans that are secured on a first lien basis by the Term Priority Collateral and except with respect to customary “AHYDO catch-up payments,” offers to repurchase and prepayment events upon a change of control, asset sale or event of loss and a customary acceleration right after an event of default), in each case prior to the Maturity Date of the Refinanced Term Loans, (4) shall not be guaranteed by Persons other than Guarantors, (5) if in the form of subordinated Permitted Unsecured Refinancing Debt, shall be subject to a Subordination Agreement to which a Senior Representative acting on behalf of the holders of such Permitted Unsecured Refinancing Debt shall have become a party or otherwise subject (or, alternatively, terms in the definitive documentation for such Refinancing Equivalent Debt substantially similar to those in such applicable agreement, as agreed by the Borrower and Administrative Agent); provided that if such Permitted Unsecured Refinancing Debt is the initial subordinated Permitted Unsecured Refinancing Debt incurred by the Borrower, then Holdings, the Borrower, the Subsidiary Guarantors, the Administrative Agent and the Senior Representative for such Permitted Unsecured Refinancing Debt shall have executed and delivered a Subordination Agreement, (6) shall not have a greater principal amount than the principal amount of the Refinanced Term Loans plus accrued and unpaid interest, fees, premiums (if any) and penalties thereon and reasonable fees, expenses, OID and upfront fees associated with the refinancing and (7) except as otherwise set forth in this clause (h)(ii), shall have terms and conditions (other than with respect to pricing, fees, rate floors and optional prepayment or redemption terms) substantially similar to, or (taken as a whole) no more favorable (as determined by the Borrower in good faith) to the lenders or holders providing such Refinancing Equivalent Debt, than those applicable to the Refinanced Term Loans (except for covenants or other provisions (a) if more favorable to the existing Lenders under the Term B Loans, conformed (or added) in the Loan Documents, for the benefit of the Lenders holding Term B Loans, pursuant to an amendment thereto subject solely to the reasonable satisfaction of the Administrative Agent or (b) applicable only to periods after the Latest Maturity Date at the time of the issuance or incurrence of such Refinancing Equivalent Debt) or such terms and conditions shall be current market terms for such type of Refinancing Equivalent Debt (as determined by the Borrower in good faith),

(B)        (1) if either Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt, shall be subject to security agreements relating to such Refinancing Equivalent Debt that are substantially the same as or more favorable to the Loan Parties than the Collateral Documents (with such differences as are reasonably satisfactory to the Administrative Agent), (2) if Permitted Pari Passu Secured Refinancing Debt, (x) shall be secured by the Collateral on a pari passu basis with the Obligations under Term Loans required to be secured on a first lien basis by the Term Priority Collateral and shall not be secured by any property or assets of Holdings, the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to a First Lien Pari Passu Intercreditor Agreement to which a Senior Representative acting on behalf of the holders of such Permitted Pari Passu Secured Refinancing Debt shall have become a party or otherwise subject; provided that if such Permitted Pari Passu Secured Refinancing Debt is the initial Permitted Pari Passu Secured Refinancing Debt incurred by the Borrower, then Holdings, the Borrower, the Subsidiary Guarantors, the Administrative Agent and the Senior Representative for such Permitted Pari Passu Secured Refinancing Debt shall have executed and delivered a First Lien Pari Passu Intercreditor Agreement and (3) if Permitted Junior Secured Refinancing Debt, (x) shall be secured by the Collateral on a second priority (or other junior priority) basis to the Liens securing the Obligations under Term Loans required to be secured on a first lien basis by the Term Priority Collateral and shall not be secured by any property or assets of Holdings, the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to a Second Lien Intercreditor Agreement to which a Senior Representative acting on behalf of the holders of such Permitted Junior Secured Refinancing Debt shall have become a party or otherwise subject or other lien subordination or intercreditor arrangement satisfactory to the Borrower and the Administrative Agent, and

(C)        shall be incurred solely to repay, repurchase, retire or refinance substantially concurrently the Refinanced Term Loans.

(i)        This Section 2.15 shall supersede any provisions in Section 2.13 or 10.01 to the contrary.

Section 2.16        Extension of Term Loans.

(a)        Extension of Term Loans. The Borrower may at any time and from time to time request that all or a portion of the Term Loans of a given Class (an “Existing Term Loan Tranche”) be amended to extend the scheduled Maturity Date(s) with respect to the Term Loans of such Existing Term Loan Tranche (any such Term Loans which have been so amended, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.16. In order to establish any Extended Term Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, an “Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such Existing Term Loan Tranche (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other similar fees payable in connection therewith that are not generally shared with all relevant Lenders) and offered pro rata to each Lender under such Existing Term Loan Tranche and (y) be identical to the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans are intended to be amended, except that: (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche, to the extent provided in the applicable Extension Amendment; provided, however, that at no time shall there be Classes of Extended Term Loans and Refinancing Loans hereunder which have more than five (5) different Maturity Dates; (ii) the All-In Yield with respect to the Extended Term Loans (whether in the form of interest rate margin, upfront fees, original issue discount or otherwise) may be different than the All-In Yield for the Term Loans of such Existing Term Loan Tranche, in each case, to the extent provided in the applicable Extension Amendment; (iii) the Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the Extension Amendment (immediately prior to the establishment of such Extended Term Loans); and (iv) Extended Term Loans may have call protection as may be agreed by the Borrower and the Lenders thereof; provided, that no Extended Term Loans may be optionally prepaid prior to the Maturity Date of the Term B Loans, unless such optional prepayment is accompanied by a pro rata optional prepayment of the Term B Loans; provided, however, that (A) no Event of Default shall have occurred and be continuing at the time an Extension Request is delivered to Lenders, (B) in no event shall the Maturity Date of any Extended Term Loans of a given Extension Series at the time of establishment thereof be earlier than the Maturity Date of the Existing Term Loan Tranche, (C) the Weighted Average Life to Maturity of any Extended Term Loans of a given Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of the Existing Term Loan Tranche, (D) all documentation in respect of such Extension Amendment shall be consistent with the foregoing and (E) any Extended Term Loans may participate on a pro rata basis or less than or greater than a pro rata basis in any voluntary repayments or prepayments of principal of Term Loans hereunder and on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis except in the case of a prepayment under Section 2.05(b)(iv) and Section 2.05(b)(vi)(A)(y)), in any mandatory repayments or prepayments of Term Loans hereunder, in each case as specified in the respective Extension Request. Any Extended Term Loans amended pursuant to any Extension Request shall be designated a series (each, an “Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans amended from an Existing Term Loan Tranche may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Extension Series with respect to such Existing Term Loan Tranche (in which case scheduled amortization with respect thereto shall be proportionately increased). Each request for an Extension Series of Extended Term Loans proposed to be incurred under this Section 2.16 shall be in an aggregate principal amount that is not less than $25,000,000 (it being understood that the actual principal amount thereof provided by the applicable Lenders may be lower than such minimum amount) and the Borrower may impose an Extension Minimum Condition with respect to any Extension Request, which may be waived by the Borrower in its sole discretion.

(b)        [Reserved].

(c)        Extension Request. The Borrower shall provide the applicable Extension Request at least five (5) Business Days (or such shorter period as may be agreed by the Administrative Agent) prior to the date on which Lenders under the Existing Term Loan Tranche are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.16. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche amended into Extended Term Loans pursuant to any Extension Request. Any Lender holding a Loan under an Existing Term Loan Tranche (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Extension Request amended into Extended Term Loans shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche, which it has elected to request be amended into Extended Term Loans (subject to any minimum denomination requirements imposed by the Administrative Agent). In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Tranche in respect of which applicable Term Lenders shall have accepted the relevant Extension Request exceeds the amount of Extended Term Loans requested to be extended pursuant to the Extension Request, Term Loans subject to Extension Elections shall be amended to be Extended Term Loans on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive) based on the aggregate principal amount of Term Loans included in each such Extension Election.

(d)    Extension Amendment. Extended Term Loans shall be established pursuant to an amendment (each, a “Extension Amendment”) to this Agreement among the Borrower, the Administrative Agent and each Extending Term Lender providing an Extended Term Loan thereunder, which shall be consistent with the provisions set forth in Sections 2.16(a) or (b) above, respectively (but which shall not require the consent of any other Lender). The effectiveness of any Extension Amendment shall be subject to the satisfaction on the date thereof of each of the conditions set forth in Section 4.02 and, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (i) legal opinions, board resolutions and officers’ certificates consistent with those delivered on the Closing Date (conformed as appropriate) other than changes to such legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent and (ii) reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans are provided with the benefit of the applicable Loan Documents. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Extension Amendment. Each of the parties hereto hereby agrees that this Agreement and the other Loan Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Extended Term Loans incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 2.07 with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans required to be paid thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans amended pursuant to the applicable Extension (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 2.07), (iii) modify the prepayments set forth in Section 2.05 to reflect the existence of the Extended Term Loans and the application of prepayments with respect thereto, (iv) address technical issues relating to funding and payments and (v) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.16, and the Required Lenders hereby expressly authorize the Administrative Agent to enter into any such Extension Amendment.

(e)        No conversion of Loans pursuant to any Extension in accordance with this Section 2.16 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(f)        This Section 2.16 shall supersede any provisions in Section 2.13 or 10.01 to the contrary.

Section 2.17        Defaulting Lenders.

(a)        Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)        Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(ii)        Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Event of Default has occurred and is continuing), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default has occurred and is continuing, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this Section 2.17(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)        Certain Fees. That Defaulting Lender shall not be entitled to receive any commitment fee that may be payable in respect of its Commitments or Loans for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(b)        Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

ARTICLE III.

TAXES, INCREASED COSTS PROTECTION AND ILLEGALITY

Section 3.01  Taxes.

(a)        Except as provided in this Section 3.01, all payments made by or on account of the Borrower or Guarantor under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by any Law. If the Borrower, any Guarantor or other applicable withholding agent shall be required by any Laws to deduct or withhold any Taxes from or in respect of any sum payable under any Loan Document to any Agent or any Lender, (i) if the Tax in question is an Indemnified Tax or Other Tax, the sum payable by the Borrower or any Guarantor shall be increased as necessary so that after making all required deductions or withholding (including deductions or withholding applicable to additional sums payable under this Section 3.01), each Lender (or, in the case of a payment made to an Agent for its own account, such Agent) receives an amount equal to the sum it would have received had no such deductions or withholding been made, (ii) the applicable withholding agent shall make such deductions or withholding, (iii) the applicable withholding agent shall pay the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable Laws, and (iv) within thirty (30) days after the date of such payment (or, if receipts or evidence are not available within thirty (30) days, as soon as possible thereafter), if the Borrower or any Guarantor is the applicable withholding agent, it shall furnish to such Agent or Lender (as the case may be) the original or a copy of a receipt evidencing payment thereof or other evidence acceptable to such Agent or Lender.

(b)        In addition, the Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c)        The Borrower and each Guarantor agrees to indemnify each Agent and each Lender, within 10 days after demand therefor, for (i) the full amount of Indemnified Taxes and Other Taxes payable by such Agent or such Lender (including Indemnified Taxes and Other Taxes imposed on or attributable to amounts payable under this Section 3.01) and (ii) any expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered by such Agent or Lender (or by an Agent on behalf of such Lender), accompanied by a written statement thereof setting forth in reasonable detail the basis and calculation of such amounts shall be conclusive absent manifest error. If the Borrower or a Guarantor reasonably believes that any such Indemnified Taxes or Other Taxes were not correctly or legally asserted, the Administrative Agent and/or each affected Lender will use reasonable efforts to cooperate with the Borrower or such Guarantor in pursuing a refund of such Indemnified Taxes or Other Taxes so long as such efforts would not, in the sole determination of the Administrative Agent or such Lender, result in any additional out-of-pocket costs or expenses not reimbursed by such Loan Party or be otherwise materially disadvantageous to the Administrative Agent or such Lender, as applicable.

(d)        Each Lender and Agent shall, at such times as are reasonably requested by the Borrower or the Administrative Agent, provide the Borrower and the Administrative Agent with any documentation prescribed by Law or reasonably requested by the Borrower or the Administrative Agent certifying as to any entitlement of such Lender to an exemption from, or reduction in, withholding Tax with respect to any payments to be made to such Lender under the Loan Documents. Each such Lender and Agent shall, whenever a lapse in time or change in circumstances renders such documentation obsolete or inaccurate in any material respect, deliver promptly and on or before the date such documentation expires, becomes obsolete or inaccurate to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and the Administrative Agent in writing of its inability to do so. Unless the applicable withholding agent has received forms or other documents satisfactory to it indicating that payments under any Loan Document to or for a Lender are not subject to withholding Tax or are subject to such Tax at a rate reduced by an applicable tax treaty, the applicable withholding agent shall withhold amounts required to be withheld by applicable Law from such payments at the applicable statutory rate. Notwithstanding any other provision of this clause (d), a Lender shall not be required to deliver any form pursuant to this clause (d) that such Lender is not legally eligible to deliver.

(e)        If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Laws and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Laws and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has or has not complied with such Lender’s obligations under FATCA and, if necessary, to determine the amount to deduct and withhold from such payment. For purposes of this clause (e), the term “FATCA” shall include Part XVIII of the ITA and any amendments made to FATCA after the date of this Agreement.

(f)        Any Lender or Agent claiming any additional amounts payable pursuant to this Section 3.01 shall use its reasonable efforts to mitigate or reduce the additional amounts payable, which reasonable efforts may include a change in the jurisdiction of its Lending Office (or any other measures reasonably requested by the Borrower) if such a change or other measures would reduce any such additional amounts (or any similar amount that may thereafter accrue) and would not, in the sole determination of such Lender, result in any unreimbursed cost or expense or be otherwise disadvantageous to such Lender.

(g)        If any Lender or Agent determines, in its sole discretion, that it has received a refund in respect of any Indemnified Taxes or Other Taxes as to which indemnification or additional amounts have been paid to it by a Loan Party pursuant to this Section 3.01, it shall promptly remit such refund to such Loan Party (but only to the extent of indemnification or additional amounts paid by the Loan Party under this Section 3.01(g) with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses (including any Taxes) of the Lender or Agent, as the case may be, and without interest (other than any interest paid by the relevant taxing authority with respect to such refund net of any Taxes payable by any Agent or Lender on such interest); provided that the Loan Parties, upon the request of the Lender or Agent, as the case may be, agree promptly to return such refund (plus any penalties, interest or other charges imposed by the relevant taxing authority) to such party in the event such party is required to repay such refund to the relevant taxing authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section shall not be construed to require any Agent or any Lender to make available its tax returns (or any other information relating to Taxes that it deems confidential) to the Borrower or any other Person.

(h)        Each Lender authorizes the Administrative Agent to deliver to the Loan Parties and to any successor Administrative Agent any documentation provided by such Lender to the Administrative Agent pursuant to this Section 3.01.

Section 3.02  Illegality.

If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans, or to determine or charge interest rates based upon the Eurocurrency Rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lender to make or continue Eurocurrency Rate Loans or to convert Base Rate Loans to Eurocurrency Rate Loans shall be suspended, and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Eurocurrency Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or convert all of such Lender’s Eurocurrency Rate Loans to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurocurrency Rate component of the Base Rate), in each case, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or promptly, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the Eurocurrency Rate component of the Base Rate with respect to any Base Rate Loans, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Eurocurrency Rate component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the Eurocurrency Rate. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted and all amounts due, if any, in connection with such prepayment and conversion.

Section 3.03  Inability to Determine Rates.

If the Required Lenders reasonably determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof that (a) deposits are not being offered to banks in the London interbank market for the applicable amount, currency and Interest Period of such Eurocurrency Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan, or in connection with an existing or proposed Base Rate Loan, or (c) the Eurocurrency Rate for any requested Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain Eurocurrency Rate Loans shall be suspended, and (y) in the event of a determination described in the preceding sentence with respect to the Eurocurrency Rate component of the Base Rate, the utilization of the Eurocurrency Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans, or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans in the amount specified therein.

Section 3.04  Increased Cost and Reduced Return; Capital Adequacy; Eurocurrency Rate Loan Reserves.

(a)        If any Lender reasonably determines that as a result of a Change in Law, there shall be any increase in the cost to such Lender of agreeing to make or making, funding or maintaining Eurocurrency Rate Loans or a reduction in the amount received or receivable by such Lender in connection with any of the foregoing (including any Taxes other than (i) Indemnified Taxes or Other Taxes or (ii) Taxes excluded from the definition of “Indemnified Taxes”), including by imposing, modifying or holding applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against its loans, loan principal or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, and excluding for purposes of this Section 3.04(a) any such increased costs or reduction in amount resulting from reserve requirements contemplated by Section 3.04(b) or the definition of “Eurocurrency Rate”), then from time to time within fifteen (15) days after demand by such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction.

(b)        If any Lender reasonably determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by it to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy and liquidity and such Lender’s desired return on capital), then from time to time upon demand of such Lender (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender, as the case may be, within fifteen (15) days after demand by such Lender, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)        The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits, additional interest on the unpaid principal amount of each applicable Eurocurrency Rate Loan of the Borrower equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive in the absence of manifest error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financing regulatory authority imposed in respect of the maintenance of the Commitments or the funding of any Eurocurrency Rate Loans of the Borrower, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error) which in each case shall be due and payable on each date on which interest is payable on such Loan, provided the Borrower shall have received at least fifteen (15) days’ prior notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender. If a Lender fails to give notice fifteen (15) days prior to the relevant Interest Payment Date, such additional interest or cost shall be due and payable fifteen (15) days from receipt of such notice.

Section 3.05  Funding Losses.

Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, which demand shall set forth in reasonable detail the basis for requesting such amount, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense actually incurred by it as a result of:

(a)        any continuation, conversion, payment or prepayment of any Eurocurrency Rate Loan of the Borrower on a day other than the last day of the Interest Period for such Loan;

(b)        any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Eurocurrency Rate Loan of the Borrower on the date or in the amount notified by the Borrower; or

(c)        any assignment of such Lender’s Eurocurrency Rate Loans pursuant to Section 3.07 on a day other than the last day of the Interest Period for such Loans;

including any loss or expense (excluding loss of anticipated profits or margin) arising from the liquidation or reemployment of funds obtained by it to maintain such Eurocurrency Rate Loan or from fees payable to terminate the deposits from which such funds were obtained.

Section 3.06  Matters Applicable to All Requests for Compensation.

(a)    If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material economic, legal or regulatory respect; provided nothing in this Section 3.06(a) shall affect or postpone any Obligations of the Borrower or the rights of the Lenders under this Article III.

(b)        If any Lender requests compensation by the Borrower under Section 3.04, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue Eurocurrency Rate Loans from one Interest Period to another Interest Period, or to convert Base Rate Loans into Eurocurrency Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.06(d) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(c)        Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of Section 3.01, 3.02, 3.03 or 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of Section 3.01, 3.02, 3.03 or 3.04 for any increased costs incurred or reductions suffered more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the event giving rise to such claim and of such Lender’s intention to claim compensation therefor (except that, if the circumstance giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof).

(d)        If the obligation of any Lender to make or continue any Eurocurrency Rate Loan or to convert Base Rate Loans into Eurocurrency Rate Loans shall be suspended pursuant to Section 3.06(b) hereof, such Lender’s applicable Eurocurrency Rate Loans shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for such Eurocurrency Rate Loans (or, in the case of any immediate conversion required by Section 3.02, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to such conversion no longer exist:

(i)        to the extent that such Lender’s Eurocurrency Rate Loans have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s applicable Eurocurrency Rate Loans shall be applied instead to its Base Rate Loans; and

(ii)        all Loans that would otherwise be made or continued from one Interest Period to another by such Lender as Eurocurrency Rate Loans shall be made or continued instead as Base Rate Loans (if possible), and all Base Rate Loans of such Lender that would otherwise be converted into Eurocurrency Rate Loans shall remain as Base Rate Loans.

(e)        If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to the conversion of any of such Lender’s Eurocurrency Rate Loans pursuant to this Section 3.06 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurocurrency Rate Loans made by other Lenders under the applicable Facility are outstanding, if applicable, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurocurrency Rate Loans to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding Eurocurrency Rate Loans under such Facility and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments for the applicable Facility.

(f)        Any Agent or Lender claiming compensation under this Article III shall deliver a certificate to the Borrower setting forth in reasonable detail the additional amount or amounts to be paid to it hereunder, which shall be conclusive on the absence of manifest error. In determining such amounts, such Agent or Lender may use any reasonable averaging and attribution methods.

Section 3.07  Replacement of Lenders under Certain Circumstances. If (i) any Lender ceases to make Eurocurrency Rate Loans as a result of any condition described in Section 3.02 or Section 3.04, (ii) the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 or 3.04, (iii) any Lender is a Non-Consenting Lender, (iv) any Lender becomes a Defaulting Lender, or (v) any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.07), all of its interests, rights and obligations under this Agreement (or, with respect to clause (iii) above, all of its interests, rights and obligations with respect to the Class of Loans or Commitments that is the subject of the related consent, waiver and amendment) and the related Loan Documents to one or more Eligible Assignees (provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person) that shall assume such obligations (any of which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)        the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.07(b)(ii)(B);

(b)        such Lender shall have received payment of an amount equal to the applicable outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower;

(c)        such Lender being replaced pursuant to this Section 3.07 shall (1) execute and deliver an Assignment and Assumption with respect to all, or a portion as applicable, of such Lender’s Commitment and outstanding Loans and (2) deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (or a lost or destroyed note indemnity in lieu thereof); provided that the failure of any such Lender to execute an Assignment and Assumption or deliver such Notes shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment may be recorded in the Register and the Notes shall be deemed to be canceled upon such failure;

(d)        the Eligible Assignee shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender;

(e)        in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(f)        such assignment shall not conflict with applicable Laws;

(g)        [reserved]; and

(h)        the Lender that acts as the Administrative Agent (if any) cannot be replaced in its capacity as the Administrative Agent other than in accordance with Section 9.06.

In the event that (i) the Borrower or the Administrative Agent has requested that the Lenders consent to a departure or waiver of any provisions of the Loan Documents or agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of each affected Lender or all the Lenders with respect to a certain Class or Classes of the Loans and/or Commitments and (iii) the Required Lenders (or, in the case of a consent, waiver or amendment involving all affected Lenders of a certain Class, the Required Class Lenders) have agreed (but solely to the extent required by Section 10.01) to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender.”

In connection with any such replacement, (i) if the Lender to be replaced is a Non-Consenting Lender, the Borrower shall pay to each Non-Consenting Lender, concurrently with the effectiveness of the respective assignment, the fee set forth in Section 2.05(a)(vi) to the extent applicable and (ii) if any such Non-Consenting Lender or Defaulting Lender does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within five (5) Business Days of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Non-Consenting Lender or Defaulting Lender, then such Non-Consenting Lender or Defaulting Lender shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of the Non-Consenting Lender or Defaulting Lender.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 3.08  Survival.

All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder and the termination of this Agreement.

ARTICLE IV.

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

Section 4.01  Conditions to Initial Credit Extension.

The obligation of each Lender to make a Credit Extension hereunder on the Closing Date is subject to satisfaction of the conditions precedent described in Article V of the Restatement Agreement, except as otherwise agreed between the Borrower and the Administrative Agent.

Without limiting the generality of the provisions of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01 on the Closing Date, each Lender that has signed a Consent to the Restatement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

Section 4.02  Conditions to All Credit Extensions Following the Closing Date.

Following the Closing Date, the obligation of each Lender to honor any Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to another Type or a continuation of Eurocurrency Rate Loans) is subject to the satisfaction or waiver of the following conditions precedent:

(i)        The representations and warranties of each Loan Party set forth in Article V and in each other Loan Document shall be true and correct in all material respects on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date; provided, however, that, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(ii)        No Default or Event of Default shall exist or would result from such proposed Credit Extension or from the application of the proceeds therefrom.

(iii)        The Administrative Agent shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurocurrency Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(i) and (ii) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

Holdings, the Borrower and each of the Subsidiary Guarantors party hereto represent and warrant to the Agents and the Lenders at the time of each Credit Extension (to the extent required to be true and correct for such Credit Extension pursuant to Article IV) that:

Section 5.01  Existence, Qualification and Power; Compliance with Laws.

Each Loan Party and each Restricted Subsidiary (a) is a Person duly incorporated, organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation (to the extent such concept exists in such jurisdiction), (b) has all requisite power and authority to (i) own or lease its assets and carry on its business as currently conducted and (ii) in the case of the Loan Parties, execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, (d) is in compliance with all applicable Laws, orders, writs and injunctions and (e) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted; except in each case referred to in clause (a) (other than with respect to Holdings and the Borrower), (b)(i) (other than with respect to Holdings and the Borrower), (c), (d) or (e), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

Section 5.02  Authorization; No Contravention.

The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party, and the consummation of the Transactions, (a) have been duly authorized by all necessary corporate or other organizational action, and (b) do not (i) contravene the terms of any of such Loan Party’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01), or require any payment to be made under (x) any Contractual Obligation to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan Party or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject or (iii) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in clauses (ii) and (iii), to the extent that such violation, conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

Section 5.03  Governmental Authorization; Other Consents.

No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement) and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect.

Section 5.04  Binding Effect.

This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is a party thereto. This Agreement and each other Loan Document constitutes a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is a party thereto in accordance with its terms, except as such enforceability may be limited by (i) Debtor Relief Laws and by general principles of equity principles of good faith and fair dealing, (ii) the need for filings and registrations necessary to create or to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties and (iii) the effect of Laws, rules and regulations of jurisdictions other than the jurisdiction of organization of such Loan Party.

Section 5.05  Financial Statements; No Material Adverse Effect.

(a)        The Annual Financial Statements and the Quarterly Financial Statements fairly present in all material respects the financial condition of Holdings and its Subsidiaries as of the dates thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, (A) except as otherwise expressly noted therein and (B) subject in the case of the Quarterly Financial Statements, to changes resulting from normal year-end adjustments and absence of footnotes.

(b)        Since the Closing Date, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

Section 5.06  Litigation.

There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of Holdings, overtly threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against Holdings, the Borrower or any of the Restricted Subsidiaries or against any of their properties or revenues that either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.07  Ownership of Property; Liens.

Holdings, the Borrower and each of the Restricted Subsidiaries has good record title to, or valid leasehold interests in, or easements or other limited property interests in, all Real Property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes and Liens permitted by Section 7.01 and except where the failure to have such title or other interest could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.08  Environmental Matters.

Except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)        each Loan Party and its respective properties and operations are in compliance with all Environmental Laws, which includes obtaining and maintaining all applicable Environmental Permits required under such Environmental Laws to carry on the business of the Loan Parties;

(b)        the Loan Parties have not received any written notice that alleges any of them is in violation of or potentially liable under any Environmental Laws and none of the Loan Parties nor any of the Real Property is the subject of any claims, investigations, liens, demands, or judicial, administrative or arbitral proceedings pending or, to the knowledge of Holdings, threatened in writing, under any Environmental Law the effect of which would be to impose liability on any Loan Party under such Environmental Law or to revoke or modify any Environmental Permit held by any of the Loan Parties; and

(c)        there has been no Release of Hazardous Materials on, at, under or from any Real Property or facilities owned, operated or leased by any of the Loan Parties, or, to the knowledge of Holdings, Real Property formerly owned, operated or leased by any Loan Party that, in any case, could reasonably be expected to require Holdings or the Borrower to perform any investigation, remedial activity or corrective action or cleanup under Environmental Laws or could otherwise reasonably be expected to result in Holdings or the Borrower incurring any Environmental Liability.

Section 5.09  Taxes.

Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, Holdings, the Borrower and the Restricted Subsidiaries have timely filed all tax returns required to be filed by them, and have paid all Taxes levied or imposed upon them or their properties, income, profits or assets, that are due and payable (including in their capacity as a withholding agent), except those that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP. There is no proposed Tax deficiency or assessment known to any Loan Parties against the Loan Parties that, if made would, individually or in the aggregate, have a Material Adverse Effect.

Section 5.10        ERISA Compliance.

(a)        Except as could not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each Plan, Canadian Pension Plan and Canadian MEPP (in respect of employer and employee contribution remittances only) is in compliance with the applicable provisions of ERISA, the Code, the ITA and other federal, provincial or state Laws, in each case, to the extent applicable.

(b)        (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) neither any Loan Party nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 of ERISA with respect to a Multiemployer Plan, (iii) no event has occurred or is reasonably expected to occur respecting any Canadian Defined Benefit Plan which would entitle any Person to cause the wind-up or termination of such Canadian Defined Benefit Plan in whole or in part and (iv) there have been no improper withdrawals, applications or transfers of assets from any Canadian Pension Plan, except, with respect to each of the foregoing clauses of this Section 5.10(b), in each case, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.11  Subsidiaries; Equity Interests.

As of the Closing Date (after giving effect to the Transactions), no Loan Party has any Subsidiaries other than those specifically disclosed in Schedule 5.11, and all of the outstanding Equity Interests owned by the Loan Parties (or a Subsidiary of any Loan Party) in such Subsidiaries have been validly issued and are fully paid and all Equity Interests owned by a Loan Party (or a Subsidiary of any Loan Party) in such Subsidiaries are owned free and clear of all Liens except (i) those created under the Collateral Documents and (ii) any Lien that is permitted under Section 7.01. As of the Closing Date, Schedule 5.11 (a) sets forth the name and jurisdiction of each Subsidiary organized in a Qualified Jurisdiction that is a Loan Party, (b) set forth the ownership interest of Holdings, the Borrower and any other Subsidiary thereof in each Subsidiary, including the percentage of such ownership and (c) identifies each Subsidiary that is a Subsidiary the Equity Interests of which are required to be pledged on the Closing Date pursuant to the Collateral Documents.

Section 5.12 Margin Regulations; Investment Company Act.

(a)        Neither Holdings nor the Borrower is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock, or extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U of the Board of Governors of the United States Federal Reserve System.

(b)        None of Holdings, the Borrower or any of the Restricted Subsidiaries is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

Section 5.13  Disclosure.

No report, financial statement, certificate or other written information furnished by or on behalf of any Loan Party (other than projected financial information, pro forma financial information and information of a general economic or industry nature) to any Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document (as modified or supplemented by other information so furnished) when taken as a whole contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein (when taken as a whole), in the light of the circumstances under which they were made, not materially misleading. With respect to projected financial information and pro forma financial information, Holdings represents that such information was prepared in good faith based upon assumptions believed to be reasonable at the time of preparation; it being understood that such projections may vary from actual results and that such variances may be material.

Section 5.14  Labor Matters.

Except as, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against Holdings, the Borrower or any of the Restricted Subsidiaries pending or, to the knowledge of Holdings, threatened and (b) hours worked by and payments made to employees of Holdings, the Borrower or any of the Restricted Subsidiaries have been in compliance with the Fair Labor Standards Act or any other applicable Laws dealing with such matters.

Section 5.15  Intellectual Property; Licenses, Etc.

Holdings, the Borrower and the Restricted Subsidiaries own, license or possess the right to use all of the trademarks, service marks, trade names, domain names, copyrights, patents, industrial designs, patent rights, trade secrets, licenses, technology, software, know-how database rights, design rights and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses as currently conducted, and such IP Rights do not conflict with the rights of any Person, except to the extent the absence of such IP Rights and such conflicts, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The operation of the respective businesses of Holdings, the Borrower and the Restricted Subsidiaries as currently conducted does not infringe upon any rights held by any Person, except for such infringements, individually or in the aggregate, which could not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any of the IP Rights is pending or, to the knowledge of Holdings, threatened in writing against any Loan Party or any of the Restricted Subsidiaries, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

Section 5.16  Solvency.

On the Closing Date, after giving effect to the Transactions, Holdings, the Borrower and the Restricted Subsidiaries, on a consolidated basis, are Solvent.

Section 5.17  Subordination of Junior Financing.

The Obligations under any Facility are “Senior Debt,” “Senior Indebtedness,” “Guarantor Senior Debt” or “Senior Secured Financing” (or any comparable term) under, and as defined in, any Junior Financing Documentation in respect of any Junior Financing that is subordinated in right of payment to the Obligations under such Facility.

Section 5.18  USA Patriot Act, Anti-Corruption Laws and Sanctions.

(a)        To the extent applicable, each of Holdings and its Subsidiaries is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto and (ii) the USA Patriot Act.

(b)        (i) No part of the proceeds of the Loans will be used directly or indirectly, (A) for any offers, payments, promises to pay, or authorizations or approvals of the payment or gift of money or anything else of value to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or (B) except as would not reasonably be expected to have a Material Adverse Effect, in violation of any other Anti-Corruption Laws and (ii) Holdings, its Subsidiaries, their respective directors and officers and, to the knowledge of Holdings or such Subsidiary, their respective agents and employees, are currently in compliance with (A) applicable provisions of the FCPA and the CFPOA in all material respects and (B) except as would not reasonably be expected to have a Material Adverse Effect, any other Anti-Corruption Laws.

(c)        (i) None of Holdings or its Subsidiaries will directly or knowingly indirectly use the proceeds of the Loans in any manner that would result in a violation of applicable Sanctions by any party hereto or otherwise make available such proceeds directly or knowingly indirectly to any Person for the purpose of funding or financing any activities or business of or with any Sanctioned Person, provided that Holdings and any Subsidiary that is organized under the Laws of Canada or any province or territory thereof shall not be restricted from conducting good faith business dealings with Cuba in compliance with all applicable Laws, (ii) none of Holdings, any Subsidiary or to the knowledge of Holdings or such Subsidiary, their respective directors, officers or employees or any controlled Affiliate of Holdings, the Borrower or its Subsidiaries that will act in any capacity in connection with or benefit from any Facility, is a Sanctioned Person and (iii) Holdings, its Subsidiaries and to the knowledge of Holdings, their respective directors, officers and employees, are in compliance with applicable Sanctions in all material respects.

Section 5.19  Security Documents.

Except as otherwise contemplated hereby or under any other Loan Documents, the provisions of the other Collateral Documents (including the delivery to the Administrative Agent of any Pledged Debt and any Pledged Equity required to be delivered pursuant to the applicable Collateral Documents) and any other documents and instruments necessary to satisfy the Collateral and Guarantee Requirement, together with such filings and other actions required to be taken hereby or by the applicable Collateral Documents, are effective to create in favor of the Administrative Agent for the benefit of the Secured Parties a legal, valid, enforceable and perfected first priority Lien on all right, title and interest of the respective Loan Parties in the Collateral described therein (or in the case of the Revolving Priority Collateral, a second priority Lien), in each case subject to exceptions and limitations otherwise set forth in this Agreement and the Collateral Documents, including the Revolving/Term Loan Intercreditor Agreement, including subject to Liens permitted by Section 7.01.

Notwithstanding anything herein (including this Section 5.19) or in any other Loan Document to the contrary, neither the Borrower nor any other Loan Party makes any representation or warranty as to the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Subsidiary domiciled in a non-Qualified Jurisdiction, or as to the rights and remedies of the Agents or any Lender with respect thereto, under the applicable foreign Law.

ARTICLE VI.

AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, and until all Loans and other Obligations (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Secured Hedge Obligations) have been paid in full, Holdings shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02 and 6.03) cause each of its Restricted Subsidiaries to:

Section 6.01  Financial Statements.

Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)        not later than ninety (90) days after the end of each fiscal year of Holdings, a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of operations, retained earnings and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP (except for changes identified by such accountants and with which such accountants concur), audited and accompanied by a report and opinion of Deloitte LLP or any other independent registered public accounting firm of nationally recognized standing, which report and opinion (i) shall be prepared in accordance with generally accepted auditing standards and (ii) shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (except as a result of the impending maturity of any Facility, any Incremental Equivalent Debt, any Refinancing Equivalent Debt, the Revolving Facility or any other Indebtedness, or as a result of any actual or potential default under, Section 7.11 of the Revolving Credit Agreement or any financial maintenance covenant in any agreement governing Indebtedness of Holdings or any Subsidiary);

(b)        within forty-five (45) days after the end of each fiscal quarter of each fiscal year of Holdings (other than the fourth fiscal quarter), a consolidated balance sheet of Holdings and its Subsidiaries as at the end of such fiscal quarter and, to the extent available, the related consolidated statements of income and cash flows for such fiscal quarter, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of Holdings as fairly presenting in all material respects the financial condition, results of operations and cash flows of Holdings and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes;

(c)        within ninety (90) days after the end of each fiscal year, a reasonably detailed consolidated budget for the then-current fiscal year (collectively, the “Projections”); and

(d)        simultaneously with the delivery of each set of consolidated financial statements referred to in Sections 6.01(a) and 6.01(b) above, the related unaudited consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) (which may in any case be in footnote form only) from such consolidated financial statements.

Notwithstanding the foregoing, the obligations in paragraphs (a) and (b) of this Section 6.01 may be satisfied with respect to financial information of Holdings and the Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent of Holdings or (B) Holdings’ (or any direct or indirect parent thereof), as applicable, Form 10-K or 10-Q (or their equivalents), as applicable, filed on the System for Electronic Document Analysis and Retrieval (SEDAR) with the Canadian Securities Administrators, or with the SEC; provided that, with respect to clauses (A) and (B), (i) to the extent such information relates a parent of Holdings, such information is accompanied by unaudited consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent of Holdings, on the one hand, and the information relating to Holdings and its consolidated Subsidiaries on a standalone basis, on the other hand and (ii) to the extent such information is in lieu of information required to be provided under Section 6.01(a), such materials are, to the extent applicable, accompanied by a report and opinion of Deloitte LLP or any other independent registered public accounting firm of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards (except for changes identified by such accountants and with which such accountants concur) and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (except as a result of the impending maturity of any Facility, any Incremental Equivalent Debt, any Refinancing Equivalent Debt, the Revolving Facility or any other Indebtedness, or as a result of any actual or potential default under, Section 7.11 of the Revolving Credit Agreement or any financial covenant in any agreement governing Indebtedness of Holdings or any Subsidiary).

Any financial statement required to be delivered pursuant to Section 6.01(a) or (b) shall not be required to include acquisition accounting adjustments relating to the Transactions or any Permitted Acquisition to the extent it is not practicable to include any such adjustments in such financial statement.

Documents required to be delivered pursuant to Section 6.01 and Section 6.02(b) and (c) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Holdings (or any direct or indirect parent of Holdings) posts such documents, or provides a link thereto on the website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on Holdings’ behalf on IntraLinks or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that (i) upon written request by the Administrative Agent, Holdings shall deliver paper copies of such documents (which may be electronic copies delivered via electronic mail) to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) Holdings shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance Holdings shall be required to provide paper copies of the Compliance Certificates required by Section 6.02(a) to the Administrative Agent (which may be electronic copies delivered via electronic mail). Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

Holdings hereby acknowledges that (a) the Administrative Agent and/or the Arranger will make available to the Lenders materials and/or information provided by or on behalf of Holdings hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to Holdings or its Subsidiaries, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. Holdings hereby agrees that so long as Holdings is the issuer of any outstanding debt or equity securities that are registered or issued pursuant to a private offering or is actively contemplating issuing any such securities it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” Holdings shall be deemed to have authorized the Administrative Agent, the Arrangers and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to Holdings or its securities for purposes of Canadian and United States Federal and state and provincial securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information”; and (z) the Administrative Agent and the Arranger shall treat the Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” Notwithstanding the foregoing, neither Holdings nor the Borrower shall be under no obligation to mark the Borrower Materials “PUBLIC.”

Section 6.02  Certificates; Other Information.

Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)        (i) no later than five (5) days after the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of Holdings and (ii) no later than five (5) days after the delivery of the financial statements referred to in Section 6.01(a), a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in respect of such financial statements (provided that any “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in any filings with respect to subclause (b) below shall this requirement for delivery);

(b)        promptly after the same are publicly available, copies of all annual, regular, periodic and special reports and registration statements which Holdings, the Borrower or any Restricted Subsidiary files with the SEC, the Autorité des marchés financiers and any other securities regulatory authority in Canada, the Toronto Stock Exchange, the New York Stock Exchange and any other exchange or market on which any of the securities of Holdings or any of its Subsidiaries are listed or traded or with any Governmental Authority that may be substituted therefor (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered), exhibits to any registration statement and, if applicable, any registration statement on Form S-8 (or its equivalent in Canada or any other non-U.S. jurisdiction) and in any case not otherwise required to be delivered to the Administrative Agent pursuant to any other clause of this Section 6.02 (to the extent not already provided pursuant to Section 6.01);

(c)        promptly after the furnishing thereof, in connection with any Junior Financing Documentation and any Permitted Refinancing thereof, in each case in a principal amount in excess of the Threshold Amount, copies of any material notices received by any Loan Party (other than in the ordinary course of business) or material statements or material reports furnished to any holder of such Indebtedness (other than in connection with any board observer rights) of Holdings, the Borrower or of any of the Restricted Subsidiaries and not otherwise required to be furnished to the Lenders pursuant to any other clause of this Section 6.02;

(d)        promptly, such additional information regarding the business, legal, financial or corporate affairs of the Loan Parties or any of their respective Restricted Subsidiaries, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request; and

(e)        together with the delivery of the financial statements referred to in Sections 6.01(a) and (b), furnished in reasonable detail and within the time frames and for the periods specified therein, information regarding the financial condition and results of operations of the non-Guarantor Restricted Subsidiaries of the Borrower, in each case on a combined basis, together with a certificate (with supporting details) of the chief financial officer of the Borrower to the effect that such financial information presents fairly in all material respects the financial condition and results of operations of such entities and has been prepared in accordance with GAAP (it being understood that such certification and supporting details may be included in the Compliance Certificate).

Section 6.03  Notices.

Promptly after a Responsible Officer of Holdings, the Borrower or any Subsidiary Guarantor has obtained actual knowledge thereof, notify the Administrative Agent:

(a)        of the occurrence of any Default;

(b)        of the occurrence of an ERISA Event which would reasonably be expected to result in a Material Adverse Effect; or

(c)        of the filing or commencement of, or any written threat or notice of intention of any person to file or commence, any action, suit, litigation or proceeding, whether at law or in equity by or before any Governmental Authority against Holdings or any of its Restricted Subsidiaries, that could in each case reasonably be expected to result in a Material Adverse Effect.

Each notice pursuant to this Section 6.03 shall be accompanied by a written statement of a Responsible Officer of Holdings (x) that such notice is being delivered pursuant to Section 6.03(a), (b) or (c) (as applicable) and (y) setting forth details of the occurrence referred to therein and stating what action Holdings has taken and proposes to take with respect thereto.

Section 6.04  Payment of Taxes.

Pay, discharge or otherwise satisfy, as the same shall become due and payable in the normal conduct of its business, all its obligations and liabilities in respect of Taxes imposed upon it or upon its income or profits or in respect of its property, except, in each case, to the extent (a) any such Tax is being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP or (b) the failure to pay or discharge the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.05  Preservation of Existence, Etc.

(a)        Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization, and

(b)        take all reasonable action to maintain all rights, privileges (including its good standing where applicable in the relevant jurisdiction), permits, licenses and franchises material to the ordinary conduct of its business, except, in the case of clause (a) (other than with respect to Holdings and the Borrower) or (b), to the extent (i) that failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) pursuant to any merger, consolidation, liquidation, dissolution or Disposition permitted by Article VII.

Section 6.06    Maintenance of Properties.

Except if the failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and fire, casualty or condemnation excepted.

Section 6.07    Maintenance of Insurance.

Maintain with insurance companies that Holdings believes (in the good faith judgment of its management) are financially sound and reputable at the time the relevant coverage is placed or renewed, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as Holdings and the Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons. Each such policy of insurance shall as appropriate (i) name the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interest may appear or (ii) in the case of each casualty insurance policy, contain a lenders’ loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as lenders’ loss payee thereunder. If a building or mobile home on any Mortgaged Property located in the United States is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or successor act thereto), then, to the extent required by applicable Flood Insurance Laws, Holdings shall, or shall cause each Loan Party to, (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount reasonably satisfactory to the Administrative Agent and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent.

Section 6.08  Compliance with Laws.

Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except if the failure to comply therewith could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.09  Books and Records.

Maintain proper books of record and accounts, with entries that are full, true and correct in all material respects, in a manner to allow financial statements to be prepared, in conformity with GAAP and which reflect all material financial transactions and matters involving the assets and business of Holdings or a Restricted Subsidiary, as the case may be (it being understood and agreed that certain Subsidiaries of Holdings that are not organized under the Laws of Canada or any province of territory thereof, maintain individual books and records in conformity with generally accepted accounting principles in their respective countries of organization and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder).

Section 6.10  Inspection Rights.

Permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of Holdings and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to Holdings; provided that only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.10 and the Administrative Agent shall not exercise such rights more often than two (2) times during any calendar year and only one (1) such time shall be at Holdings’ expense; provided, further, that during the continuance of an Event of Default, the Administrative Agent (or any of its respective representatives or independent contractors), on behalf of the Lenders, may do any of the foregoing at the expense of Holdings at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give Holdings the opportunity to participate in any discussions with Holdings’ independent public accountants. Notwithstanding anything to the contrary in this Section 6.10, none of Holdings or any of the Restricted Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (a) constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement or (c) is subject to attorney-client or similar privilege or constitutes attorney work product.

Section 6.11  Additional Collateral; Additional Guarantors.

At the Borrower’s expense, subject to the limitations and exceptions of this Agreement, including, without limitation, the provisions of the Collateral and Guarantee Requirement and any applicable limitation in any Collateral Document, take all action necessary or reasonably requested by the Administrative Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including:

(a)        Upon (x) the formation or acquisition of any Restricted Subsidiary (in each case, other than an Excluded Subsidiary) by any Loan Party, (y) the designation in accordance with Section 6.14 of any Subsidiary as a Restricted Subsidiary (in each case, other than an Excluded Subsidiary) or (z) any Restricted Subsidiary ceasing to be an Excluded Subsidiary (including, at the election of the Borrower, pursuant to the definition of “Guarantors”):

(i)        within sixty (60) days after such formation, acquisition, occurrence or designation, or such longer period as the Administrative Agent may agree in its discretion:

(A)        cause each such Subsidiary to duly execute and deliver to the Administrative Agent, joinders to this Agreement as Guarantors, joinders to the applicable Security Agreement, intellectual property security agreements (if applicable), joinders to the Intercreditor Agreements then in effect and other security agreements and documents as reasonably requested by and in form and substance reasonably satisfactory to the Administrative Agent, in each case granting the Liens required by the Collateral and Guarantee Requirement;

(B)        cause each such Subsidiary (and the parent of each such Subsidiary that is a Guarantor) to deliver any and all certificates representing Equity Interests (to the extent certificated) and intercompany notes (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement or the Collateral Documents, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank;

(C)        take and cause such Subsidiary and the parent of such Subsidiary to take whatever action (including the recording of Mortgages, the filing of UCC or PPSA financing statements and delivery of stock and membership interest certificates to the extent certificated) as may be required pursuant to the terms of the Collateral Documents or as may be necessary in the reasonable opinion of the Administrative Agent to vest in the Administrative Agent (or in any representative of the Administrative Agent designated by it) valid and perfected Liens to the extent required by the Collateral and Guarantee Requirement, and to otherwise comply with the requirements of the Collateral and Guarantee Requirement;

(D)        cause such Subsidiary to execute and deliver such other documentation as the Administrative Agent may reasonably request in connection with the foregoing, including certified resolutions and other organizational and authorizing documents of such entity, all in form and substance reasonably satisfactory to the Administrative Agent;

(ii)        if reasonably requested by the Administrative Agent, within sixty (60) days after such request (or such longer period as the Administrative Agent may agree in its discretion), deliver to the Administrative Agent a signed copy of an opinion, addressed to the Administrative Agent and the Lenders, of counsel for the Loan Parties as to such matters set forth in this Section 6.11(a) as the Administrative Agent may reasonably request;

(iii)        as promptly as practicable after the request therefor by the Administrative Agent, deliver to the Administrative Agent with respect to each Material Real Property, any existing title reports, abstracts, surveys or environmental assessment reports, to the extent available and in the possession or control of Holdings; provided, however, that there shall be no obligation to deliver to the Administrative Agent any existing environmental assessment report whose disclosure to the Administrative Agent would require the consent of a Person other than Holdings or one of its Subsidiaries, where, despite the commercially reasonable efforts of Holdings to obtain such consent, such consent cannot be obtained; and

(iv)        if reasonably requested by the Administrative Agent, within sixty (60) days after such request (or such longer period as the Administrative Agent may agree in its discretion), deliver to the Administrative Agent any other items necessary from time to time to satisfy the Collateral and Guarantee Requirement with respect to perfection and existence of security interests with respect to property of any Guarantor acquired after the Closing Date and subject to the Collateral and Guarantee Requirement, but not specifically covered by the preceding clauses (i), (ii) or (iii) or clause (b) below.

(b)        Not later than one hundred twenty (120) days after the acquisition by any Loan Party of Material Real Property as determined by Holdings (acting reasonably and in good faith) (or such longer period as the Administrative Agent may agree in its discretion) that is required to be provided as Collateral pursuant to the Collateral and Guarantee Requirement, which property would not be automatically subject to another Lien pursuant to pre-existing Collateral Documents, cause such property to be subject to a Lien and Mortgage in favor of the Administrative Agent for the benefit of the Secured Parties and take, or cause the relevant Loan Party to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect or record such Lien, in each case to the extent required by, and subject to the limitations and exceptions of this Agreement, including, without limitation, the Collateral and Guarantee Requirement, and to otherwise comply with the requirements of the Collateral and Guarantee Requirement.

(c)        To the extent reasonably necessary to maintain the continuing priority of the Lien of any existing Mortgages as security for the Obligations in connection with the funding or incurrence of any Incremental Loans or Incremental Commitments, as determined by the Administrative Agent in its reasonable discretion, the applicable Loan Party to any Mortgages shall within sixty (60) days of such funding or incurrence (or such later date as agreed by the Administrative Agent) (i) enter into and deliver to the Administrative Agent, at the direction and in the reasonable discretion of the Administrative Agent, a mortgage modification or new Mortgage in proper form for recording in the relevant jurisdiction and in a form reasonably satisfactory to the Administrative Agent, (ii) cause to be delivered to the Administrative Agent for the benefit of the Secured Parties an endorsement to the Mortgage Policy, date down(s) or other similar endorsement reasonably satisfactory to the Administrative Agent insuring that the priority of the Lien of the Mortgages as security for the Obligations has not changed and confirming and/or insuring that since the issuance of the Mortgage Policy there has been no change in the condition of title and there are no intervening liens or encumbrances which may then or thereafter take priority over the Lien of the Mortgages (other than Liens permitted under Section 7.01 of this Agreement) and (iii) deliver, at the request of the Administrative Agent, to the Administrative Agent and/or all other relevant third parties, all other items reasonably necessary to maintain the continuing priority of the Lien of the Mortgages as security for the Obligations.

Section 6.12  Quarterly Calls At a time mutually agreed with the Administrative Agent that is promptly after the delivery of the information required pursuant to Section 6.01(b) above, to participate in one conference call for Lenders (if requested by the Administrative Agent) to discuss the financial position and results of operations of Holdings and its Subsidiaries for the most recently ended period for which financial statements have been delivered; provided that if the Borrower holds a conference call open to the public or holders of any public securities to discuss the financial condition and results of operations of Holdings and its Subsidiaries for the most recently ended period for which financial statements have been delivered, such conference call will be deemed to satisfy the requirements of this Section 6.12.

Section 6.13  Further Assurances.

(a)        Promptly upon reasonable request by the Administrative Agent, at the Borrower’s expense execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Collateral Documents or otherwise deemed by the Administrative Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby superior to and prior to the rights of all third Persons other than, in the case of priority, the holders of prior Liens to the extent permitted by Section 7.01 and subject to no other Liens except as permitted by the Collateral Documents.

(b)        Deliver or cause to be delivered to the Administrative Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent as the Administrative Agent shall reasonably request to perfect or maintain the Liens on the Collateral pursuant to the Collateral Documents.

(c)        Upon the exercise by the Administrative Agent or the Lenders of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority, execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent or the Lenders may be so required to obtain.

(d)        If the Administrative Agent reasonably determines that it or any Lender is required by applicable Law to have appraisals prepared in respect of the Real Property of any Loan Party subject to a Mortgage constituting Collateral, Holdings shall comply with all applicable requirements imposed by law to enable the Administrative Agent to obtain appraisals that satisfy the applicable requirements of FIRREA in form and substance reasonably satisfactory to the Administrative Agent.

Section 6.14  Designation of Subsidiaries.

Holdings may at any time after the Closing Date designate any Restricted Subsidiary of Holdings as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing, (ii) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, immediately after giving effect to such designation, Holdings could incur $1.00 of Permitted Ratio Debt, or the Consolidated Cash Interest Coverage Ratio would be no less than the Consolidated Cash Interest Coverage Ratio immediately prior to giving effect thereto, (iii) no Subsidiary may be designated as an Unrestricted Subsidiary if, after such designation, it would be a “Restricted Subsidiary” for the purpose of any Junior Financing, any Incremental Equivalent Debt, any Refinancing Equivalent Debt, any Permitted Ratio Debt or any Permitted Refinancing thereof and (iv) no Restricted Subsidiary may be designated an Unrestricted Subsidiary if it was previously designated an Unrestricted Subsidiary. The designation of any Subsidiary as an Unrestricted Subsidiary after the Closing Date shall constitute an Investment by Holdings therein at the date of designation as set forth in the definition of “Investment.” The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute (i) the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time and (ii) a return on any Investment by Holdings in Unrestricted Subsidiaries pursuant to the definition of “Investment.”

Section 6.15  [Reserved]

Section 6.16  Use of Proceeds

Use the proceeds of any Borrowing on the Closing Date, whether directly or indirectly, in a manner consistent with the uses set forth in the Restatement Agreement, and after the Closing Date, use the proceeds of any Borrowing for any purpose not otherwise prohibited under this Agreement, including for general corporate purposes, working capital needs, the repayment of Indebtedness, the making of Restricted Payments permitted by Section 7.06 and the making of Investments.

Section 6.17  Post-Closing Actions.

Complete each of the actions described on Schedule 6.17 as soon as commercially reasonable and by no later than the date set forth in Schedule 6.17 with respect to such action or such later date as the Administrative Agent may reasonably agree.

ARTICLE VII.

NEGATIVE COVENANTS

So long as any Lender shall have any Commitment hereunder, and until all Loans and other Obligations (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Secured Hedge Obligations) have been paid in full, Holdings shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

Section 7.01  Liens.

Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a)        (i) Liens created pursuant to any Loan Document and (ii) subject to the Revolving/Term Loan Intercreditor Agreement and the limitations in Section 7.03(z), Liens on the Collateral created pursuant to any Revolving Loan Document;

(b)        Liens existing on the Closing Date and listed in Schedule 7.01(b) and any modifications, replacements, renewals, refinancings or extensions thereof; provided that (i) the Lien does not extend to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted under Section 7.03, and (B) proceeds and products thereof, and (ii) the replacement, renewal, extension or refinancing of the obligations secured or benefited by such Liens, to the extent constituting Indebtedness, is permitted by Section 7.03;

(c)        Liens for taxes, assessments or governmental charges that (i) are not overdue for a period of more than thirty (30) days, (ii) that are being contested in good faith and by appropriate actions, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction or (iii) that are not required to be paid pursuant to Section 6.04;

(d)        statutory or common law Liens of landlords, sublandlords, carriers, warehousemen, mechanics, materialmen, repairmen, construction contractors or other like Liens, so long as, in each case, such Liens secure amounts not overdue for a period of more than thirty (30) days or if more than thirty (30) days overdue, are unfiled and no other action has been taken to enforce such Liens or that are being contested in good faith and by appropriate actions, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction;

(e)        (i) pledges or deposits in the ordinary course of business in connection with workers’ compensation, health, disability or employee benefits, unemployment insurance and other social security laws or similar legislation or regulation or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) and (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Holdings, the Borrower or any of its Restricted Subsidiaries;

(f)        deposits to secure the performance of bids, trade contracts, governmental contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business or consistent with past practice or industry practice;

(g)        easements, rights-of-way, covenants, conditions, restrictions (including zoning restrictions), encroachments, protrusions and other similar encumbrances and minor title defects affecting Real Property that do not in the aggregate materially interfere with the ordinary conduct of the business of Holdings or any of its Restricted Subsidiaries, taken as a whole, or the use of the property for its intended purpose, and any other exceptions to title on the final Mortgage Policies issued to the Administrative Agent in connection with the Mortgaged Properties;

(h)        Liens securing judgments or orders for the payment of money not constituting an Event of Default under Section 8.01(h);

(i)        leases, licenses, cross-licenses, subleases or sublicenses granted to others in the ordinary course of business which (i) do not interfere in any material respect with the business of Holdings and its Restricted Subsidiaries, taken as a whole, (ii) do not secure any Indebtedness or (iii) are permitted by Section 7.05;

(j)        Liens in favor of customs and revenue authorities arising as a matter of Law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(k)        Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking or other financial institution arising as a matter of Law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set-off) and that are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions;

(l)        Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 7.06 to be applied against the purchase price for such Investment or other acquisition, and (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.05, in each case, solely to the extent such Investment or other acquisition or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien;

(m)        Liens (i) in favor of Holdings, the Borrower or a Restricted Subsidiary on assets of a Non-Loan Party or (ii) in favor of Holdings, the Borrower or any Subsidiary Guarantor on assets of a Restricted Subsidiary;

(n)        any interest or title (and all encumbrances and other matters affecting such interest or title) of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases, subleases, licenses, cross-licenses or sublicenses entered into by Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(o)        Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(p)        Liens deemed to exist in connection with Investments in repurchase agreements under Section 7.06 or the definition of “Permitted Investments”;

(q)        Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts maintained in the ordinary course of business and not for speculative purposes;

(r)        Liens that are contractual rights of set-off or rights of pledge (i) relating to the establishment of depository relations with banks or other deposit-taking financial institutions and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Holdings or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Holdings or any of its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Holdings or any of its Restricted Subsidiaries in the ordinary course of business;

(s)        Liens solely on any cash earnest money deposits made by Holdings or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(t)        ground leases in respect of Real Property on which facilities owned or leased by Holdings or any of its Restricted Subsidiaries are located;

(u)        Liens to secure Indebtedness permitted under Section 7.03(e); provided that (i) such Liens are created within 270 days of the acquisition, construction, repair, lease or improvement of the property subject to such Liens, (ii) such Liens do not at any time encumber property (except for replacements, additions and accessions to such property) other than the property financed by such Indebtedness and the proceeds and products thereof and customary security deposits and (iii) with respect to Capitalized Leases, such Liens do not at any time extend to or cover any assets (except for replacements, additions and accessions to such assets) other than the assets subject to such Capitalized Leases and the proceeds and products thereof and customary security deposits; provided that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender;

(v)        Liens on property of any Non-Loan Party, which Liens secure Indebtedness of any Non-Loan Party permitted under Section 7.03 or other obligations of any Non-Loan Party not constituting Indebtedness;

(w)        Liens existing on property at the time of its acquisition or existing on the property of any Person at the time such Person becomes a Restricted Subsidiary (other than by designation as a Restricted Subsidiary pursuant to Section 6.14), in each case after the Closing Date; provided that (i) such Lien was not created in contemplation of such acquisition or such Person becoming a Restricted Subsidiary, (ii) such Lien does not extend to or cover any other assets or property (other than the proceeds or products thereof and other than after-acquired property subjected to a Lien securing Indebtedness and other obligations incurred prior to such time and which Indebtedness and other obligations are permitted hereunder that require, pursuant to their terms at such time, a pledge of after-acquired property, it being understood that such requirement shall not be permitted to apply to any property to which such requirement would not have applied but for such acquisition) and (iii) the Indebtedness secured thereby is permitted under Section 7.03(g), (m), (s) or (x);

(x)        (i) zoning, building, entitlement and other land use regulations by Governmental Authorities with which the normal operation of the business complies, and (ii) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any Real Property that does not materially interfere with the ordinary conduct of the business of Holdings and its Restricted Subsidiaries, taken as a whole;

(y)        Liens arising from precautionary Uniform Commercial Code or PPSA financing statements or similar filings;

(z)        Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(aa)        the modification, replacement, renewal or extension of any Lien permitted by clauses (b), (u), (w) and (cc) of this Section 7.01; provided that (i) the Lien does not extend to any additional property, other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien and (B) proceeds and products thereof, and (ii) the renewal, extension or refinancing of the obligations secured or benefited by such Liens is permitted by Section 7.03 (to the extent constituting Indebtedness);

(bb)        Liens with respect to property or assets of Holdings or any of its Restricted Subsidiaries securing obligations in an aggregate principal amount outstanding at any time not to exceed the greater of $100,000,000 and 21.0% of Consolidated EBITDA, in each case determined as of the date of incurrence;

(cc)        Liens securing obligations in respect of Indebtedness; provided, that after giving Pro Forma Effect to the incurrence of such Indebtedness (and any Specified Transactions consummated in connection therewith), Holdings’ Secured Net Leverage Ratio shall be no greater than 3.75:1.00 (provided that the provisions set forth in Section 2.14(e)(iii) shall apply to any such Indebtedness in the form of loans that ranks pari passu in right of payment and security with the Obligations under Term Loans that are secured on a first lien basis by the Term Priority Collateral as if such Indebtedness were a Class of Incremental Loans that is pari passu in right of payment and security with the Term B Loans);

(dd)        Liens on the Collateral securing obligations in respect of Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt and any Permitted Refinancing of any of the foregoing; provided that (x) any such Liens securing any Permitted Refinancing in respect of Permitted Pari Passu Secured Refinancing Debt are subject to a First Lien Pari Passu Intercreditor Agreement and the Revolving/Term Loan Intercreditor Agreement and (y) any such Liens securing any Permitted Refinancing in respect of Permitted Junior Secured Refinancing Debt are subject to a Second Lien Intercreditor Agreement, the Revolving/Term Loan Intercreditor Agreement or other lien subordination and intercreditor arrangement satisfactory to Holdings and the Administrative Agent;

(ee)        Liens on specific items of inventory or other goods and the proceeds thereof of any Person securing such Person’s obligations in respect of letters of credit or banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods in the ordinary course of business;

(ff)        deposits of cash with the owner or lessor of premises leased and operated by Holdings or any of its Subsidiaries to secure the performance of Holdings’ or such Subsidiary’s obligations under the terms of the lease for such premises;

(gg)        Liens securing obligations in respect of Indebtedness permitted under Section 7.03(w);

(hh)        Liens on the Securitization Assets arising in connection with a Qualified Securitization Financing;

(ii)        Liens in respect of Sale Leasebacks;

(jj)        Liens on proceeds held in Escrow securing obligations in respect of Excluded Indebtedness;

(kk)        Liens on cash and Cash Equivalents securing obligations in respect of Indebtedness permitted under clause (f) of Section 7.03, so long as such Swap Contracts do not constitute Secured Hedge Agreements;

(ll)        Liens assets of the type specified in Section 7.05(u) in connection with a Permitted Receivables Facility and/or a Permitted Floorplan Facility;

(mm)        (x) Liens on any Term Priority Collateral, so long as such Liens expressly rank junior to the security interest created in favor of the Administrative Agent for the benefit of the Secured Parties and the terms of such Liens are no more favorable to the beneficiaries thereof than the terms contained in the Revolving/Term Loan Intercreditor Agreement applicable to Revolving Secured Parties (as defined in the Revolving/Term Loan Intercreditor Agreement), (y) Liens on any Revolving Priority Collateral, so long as such Liens expressly rank pari passu or junior to the security interest created in favor of the Administrative Agent for the benefit of the Secured Parties and the terms of such pari passu or junior interest are no more favorable to the beneficiaries thereof than the terms contained in the Revolving/Term Loan Intercreditor Agreement applicable to the Secured Parties and (z) Liens on any assets that are not Collateral, so long as the Obligations are equally and ratably secured; and

(nn)        Liens in respect of certain intellectual property granted pursuant to the Kawasaki Settlement Agreement.

The expansion of Liens by virtue of accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, amortization of original issue discount and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Liens for purposes of this Section 7.01.

Section 7.02  [Reserved].

Section 7.03  Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness, except:

(a)        Indebtedness under the Loan Documents;

(b)        (i) Indebtedness outstanding on the Closing Date and listed in Schedule 7.03(b) and any Permitted Refinancing thereof and (ii) intercompany Indebtedness outstanding on the Closing Date and any Permitted Refinancing thereof; provided that all such Indebtedness of any Loan Party owed to any Non-Loan Party shall be unsecured and subordinated to the Obligations;

(c)        Guarantees by Holdings and any Restricted Subsidiary in respect of Indebtedness of Holdings or any Restricted Subsidiary of Holdings otherwise permitted hereunder; provided that (A) no Guarantee by any Restricted Subsidiary of any Indebtedness constituting a Specified Junior Financing Obligation, Incremental Equivalent Debt or Refinancing Equivalent Debt shall be permitted unless such guaranteeing party shall have also provided a Guarantee of the Obligations on the terms set forth herein, (B) if the Indebtedness being guaranteed is subordinated to the Obligations, such Guarantee shall be subordinated to the Guarantee of the Obligations on terms at least as favorable to the Lenders as those contained in the subordination of such Indebtedness and (C) for the avoidance of doubt, any Guarantee by any Non-Loan Party of any Indebtedness of a Loan Party that is incurred under Section 7.03(g) or Section 7.03(s) shall itself be deemed to be an incurrence by such Non-Loan Party of Indebtedness under Section 7.03(g) or Section 7.03(s), as applicable, and shall be subject to the caps set forth therein;

(d)        Indebtedness of Holdings or any Restricted Subsidiary owing to any Loan Party or any other Restricted Subsidiary (or issued or transferred to any direct or indirect parent of a Loan Party which is substantially contemporaneously transferred to a Loan Party or any Restricted Subsidiary of a Loan Party) to the extent constituting a Restricted Investment permitted by Section 7.06 or a Permitted Investment; provided that all such Indebtedness of any Loan Party owed to any Non-Loan Party shall be unsecured and subordinated to the Obligations;

(e)        (i) Attributable Indebtedness and other Indebtedness (including Capitalized Leases) financing an acquisition, construction, repair, replacement, lease or improvement of a fixed or capital asset incurred by Holdings or any Restricted Subsidiary prior to or within 270 days after the acquisition, construction, repair, replacement, lease or improvement of the applicable asset and any Permitted Refinancing thereof in an aggregate amount not to exceed at any time outstanding the greater of $100,000,000 and 21.0% of Consolidated EBITDA, in each case determined at the time of incurrence and (ii) Attributable Indebtedness arising out of Sale Leaseback and any Permitted Refinancing of such Attributable Indebtedness;

(f)        Indebtedness in respect of Swap Contracts designed to hedge against Holdings’, the Borrower’s or any Restricted Subsidiary’s exposure to interest rates, foreign exchange rates or commodities pricing risks incurred in the ordinary course of business and not for speculative purposes and Guarantees thereof;

(g)        Indebtedness of Holdings or any Restricted Subsidiary (i) assumed (including Acquired Indebtedness) in connection with any Permitted Acquisition or (ii) incurred to finance a Permitted Acquisition and, in the case of clauses (i) and (ii), any Permitted Refinancing of any such Indebtedness; provided that after giving Pro Forma Effect to such Permitted Acquisition and the assumption or incurrence of such Indebtedness incurred or assumed pursuant to this clause (g), then:

(A)        Holdings could incur $1.00 of Permitted Ratio Debt, or

(B)        the Consolidated Cash Interest Coverage Ratio is equal to or greater than the Consolidated Cash Interest Coverage Ratio immediately prior to such Permitted Acquisition, or

(C)        the Total Net Leverage Ratio is no greater than 4.25:1.00, or

(D)        the Total Net Leverage Ratio is equal to or less than the Total Net Leverage Ratio immediately prior to such Permitted Acquisition;

provided, however, that in the case of clause (ii), any such Indebtedness incurred by non-Loan Parties, together with any Indebtedness of Non-Loan Parties incurred pursuant to Section 7.03(s) below, at any time outstanding shall not exceed the greater of (x) $75,000,000 and (y) 15.0% of Consolidated EBITDA;

provided, further, that (1) to the extent such Indebtedness is in the form of loans, the provisions of Section 2.14(e)(i)(B) and 2.14(e)(i)(C), as applicable, shall apply to any Indebtedness incurred (but not assumed) under this clause (g) as if such Indebtedness were a Class of Incremental Loans and (2) to the extent such Indebtedness is incurred (but not assumed) in the form of notes, such Indebtedness does not mature or have scheduled amortization or payments of principal (other than customary “AHYDO catch-up payments,” customary offers to repurchase and prepayment events upon a change of control, asset sale or event of loss and a customary acceleration right after an event of default) prior to the Maturity Date of the Term B Loans at the time such Indebtedness is incurred;

(h)        Indebtedness representing deferred compensation to employees of Holdings (and any direct or indirect parent thereof) or any of its Restricted Subsidiaries incurred in the ordinary course of business;

(i)        Indebtedness to current or former officers, managers, consultants, directors and employees, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests or other equity-based awards of Holdings or any direct or indirect parent of Holdings permitted by Section 7.06;

(j)        Indebtedness incurred by Holdings or any of its Restricted Subsidiaries in a Permitted Acquisition, any other Investment expressly permitted hereunder or any Disposition, in each case, constituting indemnification obligations or obligations in respect of purchase price (including earnouts) or other similar adjustments;

(k)        Indebtedness consisting of obligations of Holdings or any of its Restricted Subsidiaries under deferred compensation or other similar arrangements incurred by such Person in connection with the Transactions, and Permitted Acquisitions or any other Investment expressly permitted under this Agreement;

(l)        Indebtedness in respect of Cash Management Services and any Guarantees thereof;

(m)        Indebtedness which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (m) and then outstanding, does not exceed the greater of $100,000,000 and 21.0% of Consolidated EBITDA (in each case determined at the time of incurrence or assumption);

(n)        Indebtedness consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business;

(o)        Indebtedness incurred by Holdings or any of its Restricted Subsidiaries in respect of letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments issued or created in the ordinary course of business, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims;

(p)        obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by Holdings or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business or consistent with past practice;

(q)        [reserved];

(r)        Indebtedness supported by a letter of credit under the Revolving Credit Agreement, in a principal amount not to exceed the face amount of such letter of credit;

(s)        Permitted Ratio Debt and any Permitted Refinancing thereof;

(t)        Refinancing Equivalent Debt;

(u)        Indebtedness of a Non-Loan Party which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (u) and then outstanding, does not exceed the greater of $75,000,000 and 15.0% of Consolidated EBITDA (in each case determined at the date of incurrence or issuance, it being understood that any Indebtedness incurred pursuant to this Section 7.03(u) shall cease to be deemed incurred or outstanding for purposes of this Section 7.03(u) but shall be deemed incurred or issued for the purposes of this covenant from and after the first date on which Holdings or such Restricted Subsidiary could have incurred such Indebtedness under Section 7.03(s) without reliance on this Section 7.03(u));

(v)        Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse (except for Standard Securitization Undertakings and Limited Originator Recourse) to Holdings or any of the Restricted Subsidiaries;

(w)        Incremental Equivalent Debt;

(x)        Indebtedness of Holdings or any Restricted Subsidiary (and any Permitted Refinancing thereof) in an aggregate principal amount not to exceed twice the amount of the net cash proceeds received by Holdings since the Closing Date from the issuance or sale of Equity Interests of Holdings or cash contributed to the capital of Holdings (in each case, other than proceeds of Disqualified Equity Interests or sales of Equity Interests to Holdings or any of its Subsidiaries) as determined in accordance with clauses (b) and (c) of the definition of “Cumulative Credit” to the extent such net cash proceeds have not been applied pursuant to such clauses to make Restricted Payments pursuant to Section 7.06 or to prepay, redeem, purchase, defease or satisfy Indebtedness pursuant to Section 7.13, so long as (i) such Indebtedness is incurred within one year following the receipt by Holdings of such net cash proceeds and (ii) such Indebtedness is designated as “Contribution Indebtedness” on the date incurred;

(y)        unsecured Indebtedness in respect of obligations of Holdings or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money;

(z)        (A)(x) Indebtedness incurred under the Revolving Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (1) Cdn$575,000,000 and (2) the sum of (i) 75% of Eligible Receivables and (ii) 50% of Eligible Inventories and (y) any Permitted Refinancing thereof (it being understood that any such Permitted Refinancing of Indebtedness outstanding under clause (x) above shall continue to be included in the calculation of amounts outstanding under clause (x) above, subject to the automatic increase in the limitation of clause (x) to account for any Excess Permitted Refinancing Amount) and (B) Indebtedness in respect of any Secured Hedging Agreement any Secured Cash Management Agreement (each as defined in the Revolving Credit Agreement); and

(aa)        all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (z) above.

For purposes of determining compliance with Section 7.03, in the event that an item of Indebtedness (or any portion thereof) at any time, whether at the time of incurrence or upon the application of all or a portion of the proceeds thereof or subsequently, meets the criteria of more than one of the categories of permitted Indebtedness described in Section 7.03(a) through (aa) above, Holdings, in its sole discretion, will classify and may subsequently reclassify such item of Indebtedness (or any portion thereof) in any one or more of the types of Indebtedness described in Section 7.03(a) through (aa) and will only be required to include the amount and type of such Indebtedness in such of the above clauses as determined by Holdings at such time. Holdings will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 7.03(a) through (aa).

Notwithstanding the foregoing, Indebtedness incurred (a) under the Loan Documents, any Incremental Commitments, any Incremental Loans, any Refinancing Commitments and any Refinancing Loans shall only be classified as incurred under Section 7.03(a), (b) as Refinancing Equivalent Debt shall only be classified as incurred under Section 7.03(t), (c) as Incremental Equivalent Debt shall only be classified as incurred under Section 7.03(w), (d) [reserved] and (e) with respect to commitments under the Revolving Credit Agreement that are in effect on the Closing Date shall only be classified (or reclassified) as incurred under Section 7.03(z).

For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, plus the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses (including OID) incurred in connection with such refinancing.

The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 7.03. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of Holdings dated such date prepared in accordance with GAAP.

Section 7.04  Fundamental Changes.

Merge, amalgamate, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person (other than as part of the Transactions), except that:

(a)        any Restricted Subsidiary may merge, amalgamate or consolidate with (i) Holdings or the Borrower (including a merger, the purpose of which is to reorganize Holdings or the Borrower into a new jurisdiction within Canada or the United States); provided that Holdings or the Borrower, as applicable, shall be the continuing or surviving Person or (ii) one or more other Restricted Subsidiaries; provided that when any Person that is a Loan Party (other than Holdings or the Borrower) is merging with a Restricted Subsidiary, a Loan Party shall be the continuing or surviving Person unless the resulting Investment made in connection with a Loan Party merging or amalgamating with a Non-Loan Party shall otherwise be a Restricted Investment permitted by Section 7.06 or a Permitted Investment;

(b)        (i) any Subsidiary that is a Non-Loan Party may merge, amalgamate or consolidate with or into any other Subsidiary that is a Non-Loan Party, (ii) any Subsidiary (other than the Borrower) may liquidate or dissolve and (iii) Holdings, the Borrower or any Subsidiary may change its legal form if, with respect to clauses (ii) and (iii), Holdings determines in good faith that such action is in the best interest of Holdings and its Subsidiaries and if not materially disadvantageous to the Lenders (it being understood that in the case of any change in legal form, Holdings will remain Holdings, the Borrower will remain the Borrower and a Subsidiary that is a Guarantor will remain a Guarantor unless such Guarantor is otherwise permitted to cease being a Guarantor hereunder);

(c)        any Restricted Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to Holdings, the Borrower or another Restricted Subsidiary; provided that if the transferor in such a transaction is a Loan Party, then (i) the transferee must be a Loan Party or (ii) to the extent constituting an Investment, such Investment must be a Restricted Investment permitted by Section 7.06 or a Permitted Investment;

(d)        so long as no Default has occurred and is continuing or would result therefrom, the Borrower may merge, amalgamate or consolidate with any other Person; provided that (i) the Borrower shall be the continuing or surviving corporation or (ii) if the Person formed by or surviving any such merger, amalgamation or consolidation is not the Borrower (any such Person, the “Successor Company”), (A) the Successor Company shall be an entity organized or existing under the Laws of Canada or any province or territory thereof, the United States, any state thereof, the District of Columbia or any territory thereof, (B) the Successor Company shall expressly assume all the obligations of the Borrower under this Agreement and the other Loan Documents to which the Borrower is a party pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (C) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have confirmed that its Guarantee shall apply to the Successor Company’s obligations under the Loan Documents, (D) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the applicable Security Agreement and other applicable Collateral Documents confirmed that its obligations thereunder shall apply to the Successor Company’s obligations under the Loan Documents, (E) if requested by the Administrative Agent, each mortgagor of a Mortgaged Property, unless it is the other party to such merger, amalgamation or consolidation, shall have by an amendment to or restatement of or assignment of the applicable Mortgage (or other instrument reasonably satisfactory to the Administrative Agent) confirmed that its obligations thereunder shall apply to the Successor Company’s obligations under the Loan Documents, and (F) the Borrower shall have delivered to the Administrative Agent an officer’s certificate and an opinion of counsel, each stating that such merger, amalgamation or consolidation and such supplement to this Agreement or any Collateral Document comply with this Agreement; provided, further, that if the foregoing are satisfied, the Successor Company will succeed to, and be substituted for, the Borrower under this Agreement;

(e)        so long as no Event of Default has occurred and is continuing or would result therefrom (in the case of a merger, amalgamation or consolidation involving a Loan Party), any Restricted Subsidiary may merge, amalgamate or consolidate with any other Person in order to effect a Restricted Investment permitted pursuant to Section 7.06 or a Permitted Investment; provided that the continuing or surviving Person shall be a Restricted Subsidiary of Holdings, which together with each of its Restricted Subsidiaries, shall have complied with the requirements of Section 6.11 to the extent required pursuant to the Collateral and Guarantee Requirement;

(f)        so long as no Event of Default has occurred and is continuing or would result therefrom, a merger, consolidation, amalgamation, dissolution, liquidation, consolidation or Disposition, the purpose of which is to effect a Disposition permitted pursuant to Section 7.05;

(g)        so long as no Default has occurred and is continuing or would result therefrom, Holdings may merge, amalgamate or consolidate with any other Person; provided that (i) Holdings shall be the continuing or surviving corporation or (ii) if the Person formed by or surviving any such merger, amalgamation or consolidation is not Holdings (any such Person, the “Successor Holdings”), (A) the

Successor Holdings shall be an entity organized or existing under the Laws of Canada or any province or territory thereof, the United States, any state thereof, the District of Columbia or any territory thereof, (B) the Successor Holdings shall expressly assume all the obligations of Holdings under this Agreement and the other Loan Documents to which Holdings is a party pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (C) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have confirmed that its Guarantee shall apply to the Successor Holdings’ obligations under the Loan Documents, (D) each Guarantor, unless it is the other party to such merger, amalgamation or consolidation, shall have by a supplement to the applicable Security Agreement and other applicable Collateral Documents confirmed that its obligations thereunder shall apply to the Successor Holdings’ obligations under the Loan Documents, (E) if requested by the Administrative Agent, each mortgagor of a Mortgaged Property, unless it is the other party to such merger, amalgamation or consolidation, shall have by an amendment to or restatement of or assignment of the applicable Mortgage (or other instrument reasonably satisfactory to the Administrative Agent) confirmed that its obligations thereunder shall apply to the Successor Holdings’ obligations under the Loan Documents, and (F) Holdings shall have delivered to the Administrative Agent an officer’s certificate and an opinion of counsel, each stating that such merger, amalgamation or consolidation and such supplement to this Agreement or any Collateral Document comply with this Agreement; provided, further, that if the foregoing are satisfied, the Successor Holdings will succeed to, and be substituted for, Holdings under this Agreement; and

(h)        so long as no Default has occurred and is continuing or would result therefrom, Holdings may merge, amalgamate or consolidate with the Borrower; provided that the Borrower shall be the continuing or surviving Person (and all references to “Holdings” in this Agreement and any other Loan Document shall be deemed to refer to the Borrower, as applicable).

Section 7.05  Dispositions.

Make any Disposition (other than as part of or in connection with the Transactions), except:

(a)        (x) Dispositions of obsolete, worn out, used or surplus property, whether now owned or hereafter acquired, in the ordinary course of business, (y) Dispositions of property no longer used or useful in the conduct of the business of Holdings or any of its Restricted Subsidiaries and (z) Dispositions to landlords of improvements made to leased real property pursuant to customary terms of leases entered into in the ordinary course of business;

(b)        Dispositions of inventory, goods held for sale in the ordinary course of business and immaterial assets in the ordinary course of business;

(c)        Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property;

(d)        Dispositions of property to Holdings, the Borrower or any Restricted Subsidiary; provided that if the transferor of such property is a Loan Party (i) the transferee thereof must be a Loan Party or (ii) if such transaction constitutes an Investment, such Investment must be a Restricted Investment permitted by Section 7.06 or a Permitted Investment;

(e)        Dispositions that are permitted by Section 7.04 (other than Section 7.04(f)) or otherwise constitute a Restricted Payment (including a Restricted Investment) permitted by Section 7.06 and Liens permitted by Section 7.01 (other than Section 7.01(l)(ii));

(f)        [reserved];

(g)        Dispositions of Cash Equivalents;

(h)        (i) leases, subleases, licenses, cross-licenses or sublicenses, in each case in the ordinary course of business and which do not materially interfere with the business of Holdings or any of its Restricted Subsidiaries and (ii) Dispositions of intellectual property that are not material to the business of Holdings or any of its Restricted Subsidiaries;

(i)        transfers of property subject to Casualty Events;

(j)        Dispositions of property; provided that (i) at the time of such Disposition (other than any such Disposition made pursuant to a legally binding commitment entered into at a time when no Default has occurred and is continuing), no Event of Default shall have occurred and be continuing or would result from such Disposition and (ii) with respect to any Disposition pursuant to this clause (j) for a purchase price in excess of the greater of $12,500,000 and 2.5% of Consolidated EBITDA, as determined at the time of such Disposition, Holdings or any of its Restricted Subsidiaries shall receive not less than 75% of such consideration in the form of cash or Cash Equivalents; provided, however, that for the purposes of this clause (j)(ii), the following shall be deemed to be cash: (A) any liabilities (as shown on Holdings’ most recent balance sheet provided hereunder or in the footnotes thereto) of Holdings or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the payment in cash of the Obligations, that (i) are assumed by the transferee with respect to the applicable Disposition or (ii) are otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to Holdings or its Restricted Subsidiaries) and, in each case, for which Holdings and all of its Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities, notes or other obligations or assets received by Holdings or the applicable Restricted Subsidiary from such transferee that are converted by Holdings or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition, and (C) aggregate non-cash consideration received by Holdings or the applicable Restricted Subsidiary having an aggregate fair market value (determined as of the closing of the applicable Disposition for which such non-cash consideration is received) not to exceed the greater of $35,000,000 and 7.5% of Consolidated EBITDA, as determined at the time of such Dispositions (net of any non-cash consideration converted into cash and Cash Equivalents);

(k)        to the extent allowable under Section 1031 of the Code (or comparable or successor provision), any exchange of like property (excluding any boot thereon permitted by such provision) for use in any business conducted by Holdings or any of the Restricted Subsidiaries that is not in contravention of Section 7.07;

(l)        Dispositions or discounts without recourse of accounts receivable in connection with the compromise or collection thereof in the ordinary course of business;

(m)        Dispositions of (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable Law;

(n)        any swap of assets in exchange for services or other assets in the ordinary course of business of comparable or greater value or usefulness to the business of Holdings and its Subsidiaries as a whole, as determined in good faith by the management of Holdings;

(o)        any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(p)        Dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q)        the unwinding of any Swap Contract;

(r)        the lapse or abandonment in the ordinary course of business of any registrations or applications for registration of any immaterial IP Rights;

(s)        any Disposition of Securitization Assets to a Securitization Subsidiary;

(t)        Dispositions in the aggregate pursuant to this clause (t) not to exceed the greater of $25,000,000 and 5.0% of Consolidated EBITDA, as determined at the time of such Dispositions;

(u)        any Disposition of an account receivable, chattel paper and related assets pursuant to a Permitted Receivables Facility or Disposition of inventory pursuant to a Permitted Floorplan Facility;

(v)        any Disposition of property or assets acquired after the Closing Date that is subject to a Sale Leaseback within 180 days after such acquisition; and

(w)        any Disposition in any transaction or series of related transactions with an aggregate fair market value of less than $10,000,000;

provided that any Disposition of any property pursuant to this Section 7.05 (except pursuant to Sections 7.05(a), (d), (e), (h), (i), (l), (m), (p), (q), (r), (u), (v) and (w) and except for Dispositions from a Loan Party to any other Loan Party) shall be for no less than the fair market value of such property at the time of such Disposition. To the extent any Collateral is Disposed of as expressly permitted by this Section 7.05 to any Person other than any Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Administrative Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

Section 7.06        Restricted Payments.

Declare or make, directly or indirectly, any Restricted Payment, except:

(a)        each Restricted Subsidiary may make Restricted Payments (other than a Restricted Investment) to Holdings, and other Restricted Subsidiaries of Holdings (and, in the case of a Restricted Payment by a non-wholly owned Restricted Subsidiary, to Holdings or any other Restricted Subsidiary and to each other owner of Equity Interests of such Restricted Subsidiary based on their relative ownership interests of the relevant class of Equity Interests);

(b)        Holdings and each Restricted Subsidiary may declare and make dividend payments or other Restricted Payments payable solely in the Equity Interests (other than Disqualified Equity Interests not otherwise permitted by Section 7.03) of such Person;

(c)        [reserved];

(d)        to the extent constituting Restricted Payments, Holdings (or any direct or indirect parent thereof) and its Restricted Subsidiaries may enter into and consummate transactions expressly permitted by any provision of Section 7.04;

(e)        repurchases of Equity Interests in Holdings, the Borrower or any Restricted Subsidiary of Holdings deemed to occur upon exercise of stock options or warrants or the settlement or vesting of other Equity Interests if such Equity Interests represent all or a portion of the exercise price of, or tax withholdings with respect to, such Equity Interests;

(f)        Holdings and each Restricted Subsidiary may (i) pay (or make Restricted Payments to allow Holdings or any other direct or indirect parent thereof to pay) for the repurchase, retirement or other acquisition or retirement for value of Equity Interests or settlement of equity-based awards of such Restricted Subsidiary (or of Holdings or any other such direct or indirect parent thereof) held by any future, present or former employee, officer, director, manager or consultant (or any spouses, former spouses, successors, executors, administrators, heirs, legatees or distributes of any of the foregoing) of such Restricted Subsidiary (or Holdings or any other direct or indirect parent thereof) or any of its Subsidiaries or (ii) make Restricted Payments in the form of distributions to allow Holdings or any direct or indirect parent of Holdings to pay principal or interest on promissory notes that were issued to any future, present or former employee, officer, director, manager or consultant (or any spouses, former spouses, successors, executors, administrators, heirs, legatees or distributes of any of the foregoing) of such Restricted Subsidiary (or Holdings or any other direct or indirect parent thereof) in lieu of cash payments for the repurchase, retirement or other acquisition or retirement for value of such Equity Interests or equity-based awards held by such Persons, in each case, upon the death, disability, retirement or termination of employment or services, as applicable, of any such Person or pursuant to any employee, manager or director equity plan, employee, manager or director stock option plan or any other employee, manager or director benefit plan or any agreement (including any stock subscription agreement, shareholder agreement or stockholders’ agreement) with any employee, director, officer or consultant of such Restricted Subsidiary (or Holdings or any other direct or indirect parent thereof) or any of its Restricted Subsidiaries; provided that the aggregate amount of Restricted Payments made pursuant to this clause (f) together with the aggregate amount of loans and advances to Holdings or any parent thereof made pursuant to clause (24) of the definition of “Permitted Investments” in lieu of Restricted Payments permitted by this clause (f) shall not exceed $20,000,000 in any calendar year (with 100% of the unused amounts in any calendar year being carried over to succeeding calendar years); provided further that such amount in any calendar year may further be increased by an amount not to exceed:

(A)        amounts used to increase the Cumulative Credit pursuant to clauses (b) and (c) of the definition of “Cumulative Credit”;

(B)        the net proceeds of key man life insurance policies received by Holdings or its Restricted Subsidiaries less the amount of Restricted Payments previously made with the cash proceeds of such key man life insurance policies;

and provided further that cancellation of Indebtedness owing to Holdings or any Restricted Subsidiary from members of management of Holdings, any of Holdings’ direct or indirect parent companies or any of Holdings’ Restricted Subsidiaries in connection with a repurchase of Equity Interests of any of Holdings’ direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of this Agreement;

(g)        Holdings and its Restricted Subsidiaries may make Restricted Payments in an aggregate amount not to exceed (x) the greater of $100,000,000 and 21.0% of Consolidated EBITDA, as determined at the time of such Restricted Payment (less the amount of any prepayments, redemptions, purchases, defeasances and other payments in respect of Junior Financings in reliance on Section 7.13(iv)(x)), plus (y) the Cumulative Credit at such time (provided, that with respect to any Restricted Payment (other than a Restricted Investment) made out of amounts under clause (a)(ii) of the definition of “Cumulative Credit” pursuant to this clause (y), (1) no Event of Default has occurred and is continuing or would result therefrom and (2) the Consolidated Cash Interest Coverage Ratio calculated on a Pro Forma Basis is no less than 2.00:1.00);

(h)        Holdings may make Restricted Payments to any direct or indirect parent of Holdings:

(i)        to pay its operating costs and expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business and attributable to the ownership or operations of Holdings and its Restricted Subsidiaries, Transaction Expenses and any reasonable and indemnification claims made by directors or officers of such parent attributable to the ownership or operations of Holdings and its Restricted Subsidiaries;

(ii)        the proceeds of which shall be used to pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay) franchise and similar taxes and other fees and expenses required to maintain its (or any of its direct or indirect parents’) corporate existence;

(iii)        to finance any Permitted Investments and other Investments that would be permitted to be made pursuant to this Section 7.06 and Section 7.08 if made by Holdings or any of its Restricted Subsidiaries; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment and (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to Holdings or the Restricted Subsidiaries or (2) the merger (to the extent permitted in Section 7.04) of the Person formed or acquired into Holdings or its Restricted Subsidiaries in order to consummate such Permitted Acquisition or Investment, in each case, in accordance with the requirements of Section 6.11;

(iv)        the proceeds of which (A) shall be used to pay salary, commissions, bonus, amounts in respect of equity-based or phantom awards and other compensation and benefits payable to and indemnities provided on behalf of partners, officers, employees, third party consultants, directors and members of management of Holdings or any direct or indirect parent company of Holdings and any payroll social security or similar taxes thereof to the extent such salaries, commissions, bonuses, amounts in respect of equity-based or phantom awards and other compensation or benefits are attributable to the ownership or operation of Holdings and its Restricted Subsidiaries or (B) shall be used to make payments permitted under Sections 7.08 (e), (i), (k) and (p) (but only to the extent such payments have not been and are not expected to be made by Holdings or a Restricted Subsidiary); and

(v)        the proceeds of which shall be used by Holdings to pay (or to make Restricted Payments to allow any direct or indirect parent thereof to pay) (A) fees and expenses (other than to Affiliates) related to any unsuccessful equity or debt offering by Holdings (or any direct or indirect parent thereof) that is directly attributable to the operations of Holdings and its Restricted Subsidiaries and (B) expenses and indemnities of the trustee with respect to any debt offering by Holdings (or any direct or indirect parent thereof);

(i)        payments made or expected to be made by Holdings, the Borrower or any of the Restricted Subsidiaries in respect of withholding or other payroll and other similar Taxes payable by or with respect to any future, present or former employee, director, manager or consultant (or any spouses, former spouses, successors, executors, administrators, heirs, legatees or distributes of any of the foregoing) and any repurchases of Equity Interests in consideration of such payments including deemed repurchases in connection with the exercise of stock options or the vesting or settlement of other equity-based awards;

(j)        Restricted Payments in an aggregate amount per annum not to exceed an amount equal to $45,000,000;

(k)        Holdings, the Borrower or any of the Restricted Subsidiaries may pay cash in lieu of fractional Equity Interests in connection with any dividend, split or combination thereof or any Permitted Acquisition;

(l)        [reserved]; and

(m)        Restricted Payments so long as immediately after giving effect to such Restricted Payment, (i) no Event of Default has occurred and is continuing or would result therefrom and (ii) the Total Net Leverage Ratio calculated on a Pro Forma Basis is less than or equal to (x) in the case of any Restricted Investment, 3.25:1.00 and (y) in the case of any other Restricted Payment, 3.00:1.00.

Section 7.07  Change in Nature of Business.

Engage in any material line of business substantially different from those lines of business conducted by Holdings and the Restricted Subsidiaries on the Closing Date or any business or any other activities reasonably related, complementary, synergistic or ancillary thereto (including related, complementary, synergistic or ancillary technologies) or reasonable extensions thereof.

Section 7.08  Transactions with Affiliates.

Enter into any transaction of any kind with any Affiliate of Holdings involving aggregate payments or consideration in excess of $10,000,000 for any individual transaction or series of related transactions, whether or not in the ordinary course of business, other than:

(a)        transactions among Holdings, the Borrower and its Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(b)        on terms substantially as favorable to Holdings or such Restricted Subsidiary as would be obtainable by Holdings or such Restricted Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate;

(c)        the Transactions and the payment of fees and expenses (including Transaction Expenses) as part of or in connection with the Transactions;

(d)        the issuance of Equity Interests or equity-based awards to any officer, director, employee or consultant of Holdings or any of its Restricted Subsidiaries or any direct or indirect parent of Holdings in connection with the Transactions;

(e)        the payment of management, monitoring, consulting, advisory and other fees (including transaction and termination fees), indemnities and expenses pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees, indemnities and expenses accrued in any prior year);

(f)        Restricted Payments permitted under Section 7.06 and Permitted Investments other than Permitted Investments under clauses (2), (3), (10), (11) and (13) of the definition thereof;

(g)        transactions by Holdings and its Restricted Subsidiaries permitted under an express provision (including any exceptions thereto) of this Article VII;

(h)        employment, consulting, severance and other compensatory, service or benefit related arrangements between Holdings and its Restricted Subsidiaries and their respective partners, officers, employees, third party consultants, directors and members of management in the ordinary course of business and transactions pursuant to plans or agreements governing Equity Interests, phantom equity and other employee benefit or compensatory plans and arrangements in the ordinary course of business;

(i)        the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, officers, employees and consultants of Holdings, the Borrower and its Restricted Subsidiaries (or any direct or indirect parent of Holdings) in the ordinary course of business to the extent attributable to the ownership or operation of Holdings and its Restricted Subsidiaries;

(j)        transactions pursuant to agreements, instruments or arrangements in existence on the Closing Date and set forth in Schedule 7.08 or any amendment thereto to the extent such an amendment is not adverse to the Lenders in any material respect;

(k)        payments by Holdings and any of its Restricted Subsidiaries to one or more direct or indirect holders of Equity Interests in Holdings (including the Sponsors) made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with acquisitions or divestitures), which payments are approved by the majority of the members of the Board of Directors or a majority of the disinterested members of the Board of Directors of Holdings in good faith;

(l)        [reserved];

(m)        the issuance or transfer of Equity Interests (other than Disqualified Equity Interests) of Holdings (or a direct or indirect parent of Holdings) to any Permitted Holder or to any former, current or future director, manager, officer, employee or consultant (or any spouses, former spouses, successors, executors, administrators, heirs, legatees, distributes or Affiliate of any of the foregoing) of Holdings, any of its Subsidiaries or any direct or indirect parent thereof;

(n)        transactions with customers, clients, joint venture partners, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement that are fair to Holdings and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of Holdings, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(o)        [reserved];

(p)        [reserved];

(q)        transactions in which Holdings or any of the Restricted Subsidiaries, as the case may be, deliver to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to Holdings or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (b) of this Section 7.08;

(r)        payments to or from, and transactions with, joint ventures (to the extent any such joint venture is only an Affiliate as a result of Investments by Holdings and the Restricted Subsidiaries in such joint venture) to the extent otherwise constituting a Permitted Investment or Restricted Payment permitted under Section 7.06;

(s)        any Disposition of Securitization Assets or related assets, Investment permitted pursuant to clause (14) of the definition of “Permitted Investments” or Standard Securitization Undertakings and Limited Originator Recourse, in each case in connection with any Qualified Securitization Financing; and

(t)        any agreement or instrument between Holdings or any Restricted Subsidiary and any Affiliate thereof relating to a Permitted Floorplan Facility or a Permitted Receivables Facility and any transactions contemplated thereby.

Section 7.09  Burdensome Agreements. (a) Enter into or permit to exist any Contractual Obligation (other than this Agreement, any other Loan Document and the Revolving Loan Documents) that limits the ability of any Non-Loan Party to make Restricted Payments to any Loan Party; provided that this clause (a) shall not apply to Contractual Obligations which:

(i)        (x) exist on the Closing Date and (to the extent not otherwise permitted by this Section 7.09) are listed in Schedule 7.09 and (y) to the extent Contractual Obligations permitted by clause (x) are set forth in an agreement evidencing Indebtedness, are set forth in any agreement evidencing any permitted modification, replacement, renewal, extension or refinancing of such Indebtedness so long as such modification, replacement, renewal, extension or refinancing does not expand the scope of such Contractual Obligation,

(ii)        are binding on a Restricted Subsidiary at the time such Restricted Subsidiary first becomes a Restricted Subsidiary of Holdings, so long as such Contractual Obligations were not entered into solely in contemplation of such Person becoming a Restricted Subsidiary of Holdings,

(iii)        are customary restrictions that arise in connection with (x) any Lien permitted by Sections 7.01(k), (l), (p), (q), (r)(i), (r)(ii), (s) and (ee) and relate to the property subject to such Lien or (y) arise in connection with any Disposition permitted by Section 7.04 or 7.05 and relate solely to the assets or Person subject to such Disposition,

(iv)        are customary provisions in joint venture agreements and other similar agreements applicable to joint ventures constituting Permitted Investments or otherwise permitted under Section 7.06 and applicable solely to such joint venture,

(v)        [reserved],

(vi)        are customary restrictions on leases, subleases, licenses, cross-licenses, sublicenses or asset sale agreements otherwise permitted hereby so long as such restrictions relate to the property interest, rights or the assets subject thereto,

(vii)        comprise restrictions imposed by any agreement relating to secured Indebtedness permitted pursuant to Section 7.03(e), (g), (n)(i) and (u) to the extent that such restrictions apply only to the property or assets securing such Indebtedness or, in the case of Section 7.03(g), to the Restricted Subsidiaries incurring or guaranteeing such Indebtedness,

(viii)        are customary provisions restricting subletting or assignment of any lease governing a leasehold interest of Holdings or any Restricted Subsidiary,

(ix)        are customary provisions restricting assignment of any agreement entered into in the ordinary course of business,

(x)        are restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business,

(xi)        arise in connection with cash or other deposits permitted under Sections 7.01 or the definition of “Permitted Investments,” and limited to such cash or deposits, and

(xii)        comprise restrictions imposed by any agreement governing Indebtedness entered into on or after the Closing Date and permitted under Section 7.03 that are, taken as a whole, in the good faith judgment of the Borrower, no more restrictive with respect to Holdings or any Restricted Subsidiary than customary market terms for Indebtedness of such type (and, in any event, are no more restrictive than the restrictions contained in this Agreement or the Revolving Credit Agreement), so long as the Borrower shall have determined in good faith that such restrictions will not affect its obligation or ability to make any payments required hereunder.

(b) No Loan Party shall, pursuant to any Contractual Obligation, create, incur, assume or suffer to exist any mortgage on (i) the Ciudad Juarez Property or (ii) any Real Property in Mexico acquired after the Closing Date with a fair market value of at least $15,000,000 unless the Administrative Agent shall have been granted a Mortgage with respect thereto that is senior in right of priority.

Section 7.10  [Reserved].

Section 7.11  [Reserved].

Section 7.12  [Reserved].

Section 7.13  Prepayments, Etc. of Junior Financing.

Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner (it being understood that payments of regularly scheduled principal, interest and mandatory prepayments shall be permitted) any Indebtedness for borrowed money of a Loan Party that is subordinated in right of payment to the Obligations expressly by its terms (for the avoidance of doubt, not including any Indebtedness incurred under the Revolving Credit Agreement) and any Permitted Refinancing of any of the foregoing (each, a “Junior Financing”), except (i) the refinancing thereof with any Indebtedness that constitutes a Permitted Refinancing, to the extent not required to prepay any Loans pursuant to Section 2.05(b), (ii) the conversion or exchange of any Junior Financing to Equity Interests (other than Disqualified Equity Interests) of Holdings or any of its direct or indirect parents, (iii) the prepayment of Indebtedness of Holdings or any Restricted Subsidiary to Holdings or any Restricted Subsidiary, subject to the subordination provisions applicable to such indebtedness, (iv) prepayments, redemptions, purchases, defeasances and other payments in respect of Junior Financings prior to their scheduled maturity in an aggregate amount not to exceed (x) the greater of $100,000,000 and 21.0% of Consolidated EBITDA, as determined at the time of such transaction (less the amount of any Restricted Payments made in reliance on Section 7.06(g)(x)) plus (y) the Cumulative Credit at such time (provided, that with respect to any prepayment, redemption, purchase, defeasance or other payment in respect of Junior Financings made out of amounts under clause (a)(ii) of the definition of “Cumulative Credit” pursuant to this clause (y), no Event of Default has occurred and is continuing or would result therefrom and the Consolidated Cash Interest Coverage Ratio calculated on a Pro Forma Basis is no less than 2.00:1.00) and (v) prepayments, redemptions, purchases, defeasances and other payments in respect of

Junior Financings, so long as immediately after giving effect to such prepayment, redemption, purchase, defeasance or other payment, (x) no Event of Default has occurred and is continuing or would result therefrom and (y) the Total Net Leverage Ratio calculated on a Pro Forma Basis is no greater than 3.00:1.00.

ARTICLE VIII.

EVENTS OF DEFAULT AND REMEDIES

Section 8.01  Events of Default.

Any of the following from and after the Closing Date shall constitute an event of default (an “Event of Default”):

(a)        Non-Payment. Any Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal or premium of any Loan, or (ii) within 60 days after the same becomes due, any interest on any Loan; or

(b)        [Reserved]; or

(c)        Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) above but including the failure to make or fulfill the terms of a Change of Control Offer or an Asset Sale Offer) contained in any Loan Document on its part to be performed or observed, or any representation, warranty, certification or statement of fact made or deemed made by any Loan Party herein or in any other Loan Document shall be incorrect in any material respect (or, with respect to any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language, in any respect (after giving effect to any qualification therein)) when made or deemed made, and such failure, breach or default continues for sixty (60) days after receipt by the Borrower of written notice thereof from either the Administrative Agent or the Lenders holding at least 25% of the aggregate outstanding principal amount of the Loans; or

(d)        [Reserved]; or

(e)        Cross-Default. Any Loan Party or any Restricted Subsidiary (A) fails to make any payment beyond the applicable grace period, if any, whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise, in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate outstanding principal amount of not less than the Threshold Amount, and such failure continues for at least 90 days or more beyond the applicable grace period, if any, or (B) any other event occurs (other than with respect to Indebtedness consisting of Swap Contracts, termination events or equivalent events pursuant to the terms of such Swap Contracts and not as a result of any other default thereunder by any Loan Party), the effect of which default or other event is (i) to cause such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity or (ii) to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; provided that (1) clause (e)(B)(ii) shall not apply unless such event continues without being cured or waived for a period of more than 90 days after actual knowledge thereof by Holdings or the Borrower (which in the case of financial covenants shall be deemed to be the date on which financial statements for the applicable period are required to be delivered under this Agreement) and (2) clause (e)(B) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is permitted hereunder; or

(f)        Insolvency Proceedings, Etc. Any Loan Party or any Significant Subsidiary or any group of Restricted Subsidiaries which collectively (as of the last audited financial statements for Holdings) would constitute a Significant Subsidiary institutes or consents to the institution of any case or proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person (whether or not in connection with an involuntary or voluntary bankruptcy case or proceeding) and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any case or proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such case or proceeding; or

(g)        Attachment. Any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of Holdings or any Significant Subsidiary, taken as a whole, and is not released, vacated or fully bonded within sixty (60) days after its issue or levy; or

(h)        Judgments. There is entered against any Loan Party or any Significant Subsidiary a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and has not denied coverage) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days; or

(i)        Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or 7.05) or as a result of acts or omissions by the Administrative Agent or any Lender or the satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in writing the validity or enforceability of any provision of any Loan Document or the validity or priority of a Lien as required by the Collateral Documents on a material portion of the Collateral; or any Loan Party denies in writing that it has any or further liability or obligation under any Loan Document (other than as a result of repayment in full of the Obligations and termination of the Aggregate Commitments), or purports in writing to revoke or rescind any Loan Document; or

(j)        [Reserved]; or

(k)        Collateral Documents. (i) Any Collateral Document after delivery thereof shall for any reason (other than pursuant to the terms hereof or thereof including as a result of a transaction not prohibited under this Agreement) ceases to create a valid and perfected Lien, with the priority required by the Collateral Documents, on and security interest in any material portion of the Collateral, subject to Liens permitted under Section 7.01, (x) except to the extent resulting from the failure of the Administrative Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or to file Uniform Commercial Code or PPSA continuation statements and (y) except as to Collateral consisting of Real Property to the extent that such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage, and such condition shall continue unremedied for ten (10) Business Days after the earlier of (x) the Borrower’s actual notice thereof or (y) notice thereof being given to the Borrower by the Administrative Agent or any Lender or (ii) any Lien created or purported to be created by the Collateral Documents shall cease to have the lien priority established or purported to be established by the applicable Intercreditor Agreement.

Section 8.02  Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Administrative Agent may, with the written consent of the Required Lenders (provided that such consent shall not be required in the case of an Event of Default pursuant to Section 8.01(f)) and, at the request of the Required Lenders, shall, take any or all of the following actions:

(i)        declare the commitment of each Lender to make Loans to be terminated, whereupon such commitments and obligations shall be terminated;

(ii)        declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower (to the extent permitted by applicable Law);

(iii)        [reserved]; and

(iv)        exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law;

provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under any Debtor Relief Laws, the obligation of each Lender to make Loans shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Administrative Agent or any Lender.

Section 8.03  Application of Funds.

Except as may be otherwise provided in any applicable Incremental Amendment with respect to Obligations under the applicable Incremental Loans or in any applicable Refinancing Amendment with respect to Obligations under the applicable Refinancing Loans (in each case, which shall not be more favorable to the holders of such Loans than the allocation described below), after the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable), subject to the Revolving/Term Loan Intercreditor Agreement, any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order (to the fullest extent permitted by mandatory provisions of applicable Law):

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment in full of any Unfunded Advances;

Third, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including Attorney Costs payable under Section 10.04 and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, and any fees, premiums and scheduled periodic payments due under Secured Hedge Agreements, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth payable to them;

Fifth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, and any breakage, termination or other payments under Secured Hedge Agreements, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fifth held by them;

Sixth, to the payment of all other Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Law.

Notwithstanding the foregoing, no amount received from any Guarantor shall be applied to any Excluded Swap Obligation of such Guarantor.

ARTICLE IX.

ADMINISTRATIVE AGENT AND OTHER AGENTS

Section 9.01  Appointment and Authority.

(a)        Each of the Lenders hereby irrevocably appoints BMO to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent, through its agents or employees, to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX (other than Sections 9.06 (solely with respect to the removal and consent rights of the Borrower set forth therein) and Section 9.10 (solely with respect to the requirement for execution, filing and other actions with respect to the Collateral Documents and other collateral documentation set forth therein) and 9.11) are solely for the benefit of the Administrative Agent and the Lenders, and no Loan Party shall have rights as a third party beneficiary of any of such provisions.

(b)        The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a potential Hedge Bank) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Article IX and Article X (including the second paragraph of Section 10.05), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Administrative Agent to (i) execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including the Intercreditor Agreements), as contemplated by and in accordance with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders and (ii) negotiate, enforce or settle any claim, action or proceeding affecting the Lenders in their capacity as such, at the direction of the Required Lenders, which negotiation, enforcement or settlement will be binding upon each Lender.

Section 9.02  Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Holdings or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

Section 9.03  Exculpatory Provisions.

Neither the Administrative Agent nor any of its officers, partners, directors, employees or agents shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent and its officers, partners, directors, employees or agents:

(a)        shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing and without limiting the generality of the foregoing, the use of the term “agent” herein and in other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under any agency doctrine of any applicable Law and instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties;

(b)        shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt refraining from any action that, in its opinion or the opinion of its counsel, may be a violation of automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law;

(c)        shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity;

(d)        The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by the final and non-appealable judgment of a court of competent jurisdiction. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower or a Lender;

(e)        The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(f)        The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor the list or identities of, or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Institution.

(g)        The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent that it selects as provided in Section 9.05 absent bad faith, gross negligence or willful misconduct by the Administrative Agent (as determined in a final non-appealable judgment by a court of competent jurisdictions) in the selection of such sub-agents.

Each Lender acknowledges and agrees that neither such Lender, nor any of its Affiliates, participants or assignees, may rely on the Administrative Agent to carry out such Lender’s, Affiliate’s, participant’s or assignee’s customer identification program, or other obligations required or imposed under or pursuant to any anti-terrorism Law, including any programs involving any of the following items relating to or in connection with the Loan Parties or their respective Subsidiaries, any of their respective Affiliates or agents, the Loan Documents or the transactions hereunder: (a) any identity verification procedures, (b) any record keeping, (c) any comparisons with government lists, (d) any customer notices or (e) any other procedures required under any anti-terrorism Law.

Each party to this Agreement acknowledges and agrees that the Administrative Agent may from time to time use one or more outside service providers for the tracking of all UCC or PPSA financing statements (and/or other collateral related filings and registrations from time to time) required to be filed or recorded pursuant to the Loan Documents and the notification to the Administrative Agent, of, among other things, the upcoming lapse or expiration thereof, and that each of such service providers will be deemed to be acting at the request and on behalf of Borrower and the other Loan Parties. The Administrative Agent shall not be liable for any action taken or not taken by any such service provider. Neither the Administrative Agent nor any of its officers, partners, directors, employees or agents shall be liable to the Lenders for any action taken or omitted by the Administrative Agent under or in connection with any of the Loan Documents.

Section 9.04  Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 9.05  Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent;. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article IX shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Section 9.06  Resignation of Administrative Agent.

The Administrative Agent may resign as the Administrative Agent upon ten (10) days’ notice to the Lenders and the Borrower; provided that if no successor agent is appointed in accordance with the terms set forth below within such 10-day period, the Administrative Agent’s resignation shall not be effective until the earlier to occur of (x) the date of the appointment of the successor agent or (y) the date that is thirty (30) days after the last day of such 10-day period. If the Administrative Agent is subject to an Agent-Related Distress Event, the Required Lenders or the Borrower may remove the Administrative Agent upon ten (10) days’ notice. Upon the resignation or removal of the Administrative Agent under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which such appointment shall be subject to the consent of the Borrower (which consent of the Borrower shall not be unreasonably withheld or delayed if such successor is a commercial bank with a combined capital and surplus of at least $5,000,000,000 that is a “U.S. person” and a “financial institution” within the meaning of Treasury Regulation Section 1.1441-1, and otherwise may be withheld at the Borrower’s sole discretion) at all times other than during the existence of an Event of Default under

Section 8.01(a) or (f). If no successor agent is appointed by the Required Lenders prior to the effective date of the resignation or removal of the Administrative Agent, the retiring or removed Administrative Agent may appoint, after consulting with the Lenders and the Borrower, a successor agent from among the Lenders; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 9.06. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent. Upon resignation or removal, the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 9.06). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation or the removed Administrative Agent’s removal hereunder and under the other Loan Documents, the provisions of this Article and Sections 10.04 and 10.05 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

Section 9.07  Non-Reliance on Administrative Agent and Other Lenders.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender further represents and warrants that it has reviewed each document made available to it on the Platform in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof (including any such terms and conditions set forth, or otherwise maintained, on the Platform with respect thereto). Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 9.08  No Other Duties, Etc.

Anything herein to the contrary notwithstanding, none of the Administrative Agent, Bookrunners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

Section 9.09  Administrative Agent May File Proofs of Claim.

In case of the pendency of any case or proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise

(a)        to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any proof of claim or claim for the reasonable compensation, fees, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.09, 10.04 and 10.05) allowed in such judicial proceeding; and

(b)        to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, fees, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09, 10.04 and 10.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any Reorganization Plan, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender or in any such proceeding.

Section 9.10  Collateral and Guaranty Matters.

Each of the Lenders (including in its capacities as a potential Hedge Bank) irrevocably authorize the Administrative Agent,

(a)        to enter into and sign for and on behalf of the Lenders as Secured Parties the Collateral Documents for the benefit of the Lenders and the other Secured Parties;

(b)        to automatically release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full of all Obligations (other than (A) contingent indemnification obligations as to which no claim has been asserted and (B) obligations and liabilities under Secured Hedge Agreements not due and payable), (ii) at the time the property subject to such Lien is Disposed or to be Disposed as part of or in connection with any Disposition permitted (other than a lease and other than to a Person that is a Loan Party) hereunder or under any other Loan Document, (iii) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (c) below, (v) if such property becomes Excluded Property (as defined in the applicable Security Agreement) or (vi) with respect to any Revolving Priority Collateral, pursuant to the last paragraph of the definition of “Collateral and Guarantee Requirement.”

(c)        to release or subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.01(u) to the extent required by the holder of, or pursuant to the terms of any agreement governing, the obligations secured by such Liens;

(d)        to release any Subsidiary Guarantor from its obligations under the Guaranty, if in the case of any such Subsidiary, such Person ceases to be a Subsidiary or (subject to Section 11.09) becomes an Excluded Subsidiary as a result of a transaction or designation permitted hereunder; provided that no such release shall occur if such Guarantor continues to be a guarantor or obligor in respect of any Junior Financing, any Refinancing Equivalent Debt or any Incremental Equivalent Debt or any Permitted Refinancing in respect thereof; and

(e)        to, in its discretion, release any Lien on Collateral valued in the aggregate not in excess of $5.0 million during each fiscal year without consent of any Lender.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative Agent will (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

Section 9.11  Secured Hedge Agreements.

Except as otherwise expressly set forth herein or in any Guaranty or any Collateral Document, no Hedge Bank that obtains the benefits of Section 8.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Secured Hedge Obligations unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from such Hedge Bank.

The Hedge Banks hereby authorize the Administrative Agent to enter into any First Lien Pari Passu Intercreditor Agreement, any Second Lien Intercreditor Agreement, any Subordination Agreement or any other intercreditor agreement or arrangement permitted under this Agreement and the Hedge Banks acknowledge that any such intercreditor agreement is binding upon the Hedge Banks.

Section 9.12  Withholding Tax Indemnity.

To the extent required by any applicable Laws, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 3.01, each Lender shall indemnify and hold harmless the

Administrative Agent against, and shall make payable in respect thereof within 10 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by any Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 9.12. The agreements in this Section 9.12 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all other Obligations.

Section 9.13  Patriot Act. Each Lender or assignee or participant of a Lender that is not organized under the Laws of the United States or a state thereof (and is not excepted from the certification requirement contained in Section 313 of the Patriot Act and the applicable regulations because it is both (a) an affiliate of a depository institution or foreign bank that maintains a physical presence in the United States or foreign country, and (b) subject to supervision by a banking authority regulating such affiliated depository institution or foreign bank) shall deliver to the Administrative Agent the certification, or, if applicable, recertification, certifying that such Lender is not a “shell” and certifying to other matters as required by Section 313 of the Patriot Act and the applicable regulations: (i) within ten (10) days after the Closing Date, and (ii) at such other times as are required under the Patriot Act.

Section 9.14  Survival.

This Article IX shall survive the termination of this Agreement, the repayment, satisfaction or discharge of all Obligations and the resignation or replacement of the Administrative Agent.

Section 9.15  Certain ERISA Matters.

(a)        Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent or the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)        such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans or the Commitments,

(ii)        the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii)        (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv)        such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)        In addition, unless subclause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in subclause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent or the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that:

(i)        none of the Administrative Agent or the Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto),

(ii)        the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii)        the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv)        the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v)        no fee or other compensation is being paid directly to the Administrative Agent or the Arrangers or any of their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Commitments or this Agreement.

(c)        The Administrative Agent and the Arrangers hereby informs the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans or the Commitments for an amount less than the amount being paid for an interest in the Loans or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

Section 9.16  Hypothecary Representative.

It is understood and agreed by the parties hereto, that as part of its duties and functions, the Administrative Agent shall serve as the hypothecary representative for all present and future Secured Parties, as contemplated by Article 2692 of the Civil Code of Québec.

ARTICLE X.

MISCELLANEOUS

Section 10.01        Amendments, Etc.

Except as otherwise set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders (other than with respect to any amendment or waiver contemplated in Sections 10.01(a) through (i) below, which shall only require the consent of the Lenders expressly set forth therein and not the Required Lenders) (or by the Administrative Agent with the consent of the Required Lenders) and the applicable Loan Party, as the case may be, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that, no such amendment, waiver or consent shall:

(a)        extend or increase the Commitment of any Lender without the written consent of such Lender (it being understood that a waiver of any condition precedent set forth in Section 4.02 or of any Default, mandatory prepayment or mandatory reduction of any Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b)        postpone any date scheduled for, or reduce the amount of, any payment of principal or interest under Section 2.07 or 2.08 (other than pursuant to Section 2.08(b)), without the written consent of each Lender directly and adversely affected thereby, it being understood that the waiver of (or amendment to the terms of) any mandatory prepayment of the Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest and it further being understood that any change to the definition of “Consolidated Cash Interest Coverage Ratio,” “Total Net Leverage Ratio” or “Secured Net Leverage Ratio” or, in each case, in the component definitions thereof shall not constitute a reduction in any amount of interest;

(c)        reduce or forgive the principal of, or the rate of interest specified herein on, any Loan, or (subject to the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document (or extend the timing of payments of such fees or other amounts) without the written consent of each Lender directly and adversely affected thereby, it being understood that any change to the definition of “Consolidated Cash Interest Coverage Ratio,” “Total Net Leverage Ratio” or “Secured Net Leverage Ratio” or, in each case, in the component definitions thereof shall not constitute a reduction in any rate of interest; provided that, for the avoidance of doubt, only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate;

(d)        change any provision of (x) this Section 10.01 or the definition of “Required Lenders,” “Required Class Lenders,” or any other provision specifying the number of Lenders or portion of the Loans or Commitments required to take any action under the Loan Documents or (y) Section 8.03, in each case, without the written consent of each Lender directly and adversely affected thereby (it being understood that each Lender shall be directly and adversely affected by a change to the “Required Lenders” definition);

(e)        other than in connection with a transaction permitted under Section 7.04 or Section 7.05, release all or substantially all of the Collateral securing the participating tranche in any transaction or series of related transactions, without the written consent of each applicable Lender participating in such tranche;

(f)        other than in connection with a transaction permitted under Section 7.04 or Section 7.05, release all or substantially all of the Guarantors (or all or substantially all of the aggregate value of the Guarantees) guaranteeing the participating tranche, without the written consent of each applicable Lender participating in such tranche;

(g)        [reserved];

(h)        amend, waive or otherwise modify any term or provision (including the availability and conditions to funding under Section 2.14 with respect to Incremental Loans and the rate of interest applicable thereto) which directly affects Lenders of one or more Incremental Loans and does not directly affect Lenders under any other Class, in each case, without the written consent of the Required Class Lenders under such applicable Incremental Loans (and in the case of multiple Classes which are affected, such Required Class Lenders shall consent together as one Class); provided, however, that the waivers described in this clause (h) shall not require the consent of any Lenders other than (x) the Required Class Lenders under such applicable Incremental Loans and (y) in the case of any waiver that otherwise would be subject to clause (a), (b), (c), (d), (e) or (f) above, each Lender, each directly affected Lender or each directly and adversely affected Lender (as specified in clause (a), (b), (c), (d), (e) or (f) above) under the applicable Class or Classes of Incremental Loans (including Loans extended under such Commitments); or

(i)        [reserved];

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; and (ii) Section 10.07(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any such Defaulting Lender may not be increased or extended without the consent of such Lender, (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms materially and adversely affects any Defaulting Lender to a greater extent than other affected Lenders shall require the consent of such Defaulting Lender and (z) the consent of any Defaulting Lender shall be required in respect of any amendments referred to in Section 10.01(b).

Notwithstanding the foregoing, no Lender consent is required to effect any amendment or supplement to any First Lien Pari Passu Intercreditor Agreement, the Revolving/Term Loan Intercreditor Agreement, any Second Lien Intercreditor Agreement, any Subordination Agreement or any other intercreditor agreement or arrangement permitted under this Agreement (i) that is for the purpose of adding the holders of Permitted Pari Passu Secured Refinancing Debt, Permitted Junior Secured Refinancing Debt, subordinated Permitted Unsecured Refinancing Debt, or Incremental Equivalent Debt (or, in each case, a Senior Representative with respect thereto), as parties thereto, as expressly contemplated by the terms of such First Lien Pari Passu Intercreditor Agreement, such Revolving/Term Loan Intercreditor Agreement, such Second Lien Intercreditor Agreement, such Subordination Agreement or such other intercreditor agreement or arrangement permitted under this Agreement, as applicable (it being understood that any such amendment or supplement may make such other changes to the applicable intercreditor agreement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing and provided that such other changes are not adverse, in any material respect, to the interests of the Lenders) or (ii) that is expressly contemplated by any First Lien Pari Passu Intercreditor Agreement, the Revolving/Term Loan Intercreditor Agreement, any Second Lien Intercreditor Agreement, any Subordination Agreement or any other intercreditor agreement or arrangement permitted under this Agreement; provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder or under any other Loan Document without the prior written consent of the Administrative Agent.

Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (a) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the accrued interest and fees in respect thereof and (b) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

In addition, notwithstanding the foregoing, this Agreement may be amended with the written consent of the Administrative Agent, the Borrower and the Lenders providing the Replacement Term Loans (as defined below) to permit the refinancing of all outstanding Term Loans of any Class (“Replaced Term Loans”) with replacement term loans (“Replacement Term Loans”) hereunder; provided that (a) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Replaced Term Loans, plus accrued interest, fees, premiums (if any) and penalties thereon and reasonable fees and expenses associated with such Replacement Term Loans, (b) the All-In Yield with respect to such Replacement Term Loans (or similar interest rate spread applicable to such Replacement Term Loans) shall not be higher than the All-In Yield for such Replaced Term Loans (or similar interest rate spread applicable to such Replaced Term Loans) immediately prior to such refinancing unless the maturity of the Replacement Term Loans is at least one year later than the maturity of the Replaced Term Loans, (c) the Weighted Average Life to Maturity of such Replacement

Term Loans shall not be shorter than the Weighted Average Life to Maturity of such Replaced Term Loans at the time of such refinancing (except by virtue of amortization or prepayment of the Replaced Term Loans prior to the time of such incurrence) and (d) all other terms and conditions applicable to such Replacement Term Loans shall be substantially identical to, or less favorable to the Lenders providing such Replacement Term Loans than, those applicable to such Replaced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the Latest Maturity Date of the Term Loans in effect immediately prior to such refinancing. Each amendment to this Agreement providing for Replacement Term Loans may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent and the Borrower to effect the provisions of this paragraph, and for the avoidance of doubt, this paragraph shall supersede any other provisions in this Section 10.01 to the contrary.

Notwithstanding anything to the contrary contained in this Section 10.01, guarantees, collateral security documents and related documents executed by Holdings and/or any of its Subsidiaries in connection with this Agreement and the other Loan Documents may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cure ambiguities or defects or (iii) to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents.

If the Administrative Agent and the Borrower shall have jointly identified an obvious error (including, but not limited to, an incorrect cross-reference) or any error or omission of a technical or immaterial nature, in each case, in any provision of this Agreement or any other Loan Document (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Loan Document), then the Administrative Agent (acting in its sole discretion) and the Borrower or any other relevant Loan Party shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Loan Document. Notification of such amendment shall be made by the Administrative Agent to the Lenders promptly upon such amendment becoming effective.

Section 10.02        Notices and Other Communications; Facsimile Copies.

(a)        Notices; Effectiveness; Electronic Communications.

(i)        Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (C) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(A)        if to the Borrower or the Administrative Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties; and

(B)        if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a notice to the Borrower and the Administrative Agent.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (C) below shall be effective as provided in such subsection (C).

(C)        Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(b)        The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. Each Lender hereunder agrees that any document or notice posted on the Platform by the Administrative Agent shall be deemed to have been delivered to the Lenders. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Loan Parties, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of the Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Loan Parties, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages); provided that nothing in this sentence shall limit any Loan Party’s indemnification obligations set forth herein.

(c)        Change of Address, Etc. Each of the Borrower and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including Canadian and United States Federal and provincial and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of Canadian and United States Federal and provincial and state securities laws.

(d)        Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic notice given pursuant to Section 2.02(a)) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower in the absence of gross negligence, willful misconduct or bad faith of such Person, as determined by a final non-appealable judgment of a court of competent jurisdiction. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

Section 10.03        No Waiver; Cumulative Remedies.

No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall impair such right, remedy, power or privilege or operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other

Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 10.09 (subject to the terms of Section 2.13), or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 10.04        Attorney Costs and Expenses.

The Borrower agrees (a) if the Closing Date occurs, to pay or reimburse the Administrative Agent and the other Agents for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the preparation, negotiation, syndication, execution and delivery of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby (including the administration of this Agreement), including all Attorney Costs, which shall be limited to Cahill Gordon & Reindel LLP (in New York), Davies Ward Phillips & Vineberg LLP (in Québec and Ontario) and one local counsel as reasonably necessary in any relevant jurisdiction (and solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to the affected Indemnitees similarly situated) and (b) after the Closing Date, to pay or reimburse the Administrative Agent and the Lenders for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any case or proceeding under any Debtor Relief Law, and including all respective Attorney Costs, which shall be limited to Attorney Costs of one counsel to the Administrative Agent and the Lenders taken as a whole and one local counsel as reasonably necessary in each relevant jurisdiction and solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to the affected Indemnitees similarly situated). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations, the termination of this Agreement or the resignation or removal of the Administrative Agent. All amounts due under this Section 10.04 shall be paid within thirty (30) days after written demand therefor (in each case, together with backup documentation supporting such reimbursement request); provided that, with respect to the Closing Date, all amounts due under this Section 10.04 shall be paid on the Closing Date solely to the extent invoiced to the Borrower within three (3) Business Days prior to the Closing Date. If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its discretion. For the avoidance of doubt, this Section 10.04 shall not apply to Taxes, except any Taxes that represent costs and expenses arising from any non-Tax claim.

Section 10.05        Indemnification by the Borrower.

The Borrower shall indemnify and hold harmless each Agent, Agent-Related Person, Lender, Arranger and Bookrunner, and their Affiliates, and their respective officers, directors, employees, partners, agents, advisors and other representatives of the foregoing (collectively the “Indemnitees”) from and against any and all liabilities, losses, damages, claims, or out-of-pocket expenses (including Attorney Costs but limited in the case of legal fees and expenses to the reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to all Indemnitees taken as a whole and, if reasonably necessary, one local counsel for all Indemnitees taken as a whole in each relevant jurisdiction, and solely in the case of a conflict of interest, one additional counsel in each relevant jurisdiction to the affected Indemnitees similarly situated) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby (including, without limitation, the reliance in good faith by any Indemnitee on any notice purportedly given by or on behalf of the Borrower), (b) the Transactions, (c) any Commitment or Loan or the use or proposed use of the proceeds therefrom or (d) any actual or alleged Environmental Liability of the Loan Parties or any Subsidiary, or (e) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) (a “Proceeding”) and regardless of whether any Indemnitee is a party thereto or whether or not such Proceeding is brought by the Borrower or any other Person and, in each case, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee (all of the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, losses, damages, claims or out-of-pocket expenses resulted from (x) the gross negligence, bad faith or willful misconduct of such Indemnitee or of any of its Related Indemnified Persons, as determined by a final non-appealable judgment of a court of competent jurisdiction, (y) a material breach of any obligations under any Loan Document by such Indemnitee or of any of its Related Indemnified Persons, as determined by a final non-appealable judgment of a court of competent jurisdiction or (z) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as an administrative agent or arranger or any similar role under any Facility and other than any claims arising out of any act or omission of the Borrower or any of its Affiliates (as determined in a final and non-appealable judgment of a court of competent jurisdiction). No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement (except for direct (as opposed to lost profits, indirect, special, punitive or consequential) damages resulting from the gross negligence, bad faith or willful misconduct, as determined by a court of competent jurisdiction in a final and non-appealable judgment, of any such Indemnitee), nor shall any Indemnitee, Related Indemnified Person, Loan Party or any Subsidiary have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party, or which are included in a third-party claim, and for any out-of-pocket expenses related thereto). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, any Subsidiary of any Loan Party, its directors, stockholders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents are consummated. All amounts due under this Section 10.05 shall be paid within thirty (30) days after written demand therefor (together with backup documentation supporting such reimbursement request); provided, however, that such Indemnitee shall promptly refund such amount to the extent that there is a final judicial or arbitral determination that such Indemnitee was not entitled to indemnification rights with respect to such payment pursuant to the express terms of this Section 10.05. The agreements in this Section 10.05 shall survive the resignation or replacement of the Administrative Agent, the replacement of any Lender, the termination of this Agreement or the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. For the avoidance of doubt, this Section 10.05 shall not apply to Taxes, except any Taxes that represent liabilities, obligations, losses, damages, penalties, claims, demands, actions, prepayments, suits, costs, expenses and disbursements arising from any non-Tax claims.

To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under this Section 10.05 or Section 10.04 to be paid by it to the Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this paragraph are subject to the provisions of Section 2.12(e).

Section 10.06        Payments Set Aside.

To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be or avoided as fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any case or proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Overnight Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

Section 10.07        Successors and Assigns.

(a)        The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (except as permitted by Section 7.04) and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee (in the case of any Assignee that is Holdings or any of its Subsidiaries, pursuant to Section 2.05(a)(v) or Section 10.07(k), (ii) by way of participation in accordance with the provisions of Section 10.07(e), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(g) or (i) or (iv) to an SPC in accordance with the provisions of Section 10.07(h) (and any other attempted assignment or transfer by any party hereto shall be null and void); provided, however, that notwithstanding the foregoing, no Lender may assign or transfer by participation any of its rights or obligations hereunder to (i) any Person that is a Defaulting Lender or (ii) a natural Person or a Disqualified Institution. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(e) and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)        (i) Subject to the limitations set forth in paragraph (a) above and the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (“Assignees”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed, except in connection with a proposed assignment to any Disqualified Institution) of:

(A)        the Borrower, provided that no consent of the Borrower shall be required for (i) an assignment of all or a portion of the Term Loans to a Lender, an Affiliate of a Lender or an Approved Fund, (ii) [reserved], (iii) other than with respect to any proposed assignment to any Person that is a Disqualified Institution, if an Event of Default under Section 8.01(a) or, solely with respect to the Borrower, Section 8.01(f) has occurred and is continuing, an assignment to any Assignee or (iv) an assignment of all or a portion of the Loans pursuant to Section 10.07(k); provided that, other than with respect to any proposed assignment to any Person that is a Disqualified Institution, the Borrower shall be deemed to have consented to any such assignment unless it shall have objected thereto by written notice to the Administrative Agent within fifteen (15) Business Days after having received notice thereof; and

(B)        the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of all or a portion of the Loans pursuant to Section 10.07(k).

Notwithstanding the foregoing or anything to the contrary set forth herein, to the extent any Lender is required to assign any portion of its Commitments, Loans and other rights, duties and obligations hereunder in order to comply with applicable Laws, such assignment may be made by such Lender without the consent of the Borrower, the Administrative Agent or any other party hereto so long as such Lender complies with the requirements of Section 10.07(b)(ii).

(ii)        Assignments shall be subject to the following additional conditions:

(A)        except in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than an amount of $1,000,000, and shall be in increments of an amount of $1,000,000, in excess thereof unless each of the Borrower and the Administrative Agent otherwise consent; provided that such assignments shall be aggregated in respect of each Lender and its Affiliates or Approved Funds, if any;

(B)        the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (unless waived or reduced by the Administrative Agent in its sole discretion); and

(C)        other than in the case of assignments pursuant to Section 10.07(k), the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

This paragraph (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis among such Facilities.

In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable Pro Rata Share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans in accordance with its Pro Rata Share. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(iii)        Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(d), from and after the effective date specified in each Assignment and Assumption, (1) other than in connection with an assignment pursuant to Section 10.07(k), the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and (2) the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment). Upon request, and the surrender by the assigning Lender of its Note, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(e); provided that any assignment or transfer to a Disqualified Institution shall be subject to the terms of clause (iv) below of this Section 10.07(b).

(iv)        If any assignment or participation under this Section 10.07 is made to (1) any Affiliate of any Disqualified Institution (other than any bona fide debt fund that is not itself a Disqualified Institution) or (2) any Disqualified Institution without the Borrower’s prior written consent (any such Person, a “Disqualified Person”), then the Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Person and the Administrative Agent, (A) terminate any Commitment of such Disqualified Person and repay the outstanding amount of Loans, together with accrued and unpaid interest thereon, accrued and unpaid fees and all other amounts owing to such Disqualified Person, (B) in the case of any outstanding Loans, purchase such Loans by paying the lesser of (x) par and (y) the amount that such Disqualified Person paid to acquire such Loans, plus in the case of each of clauses (x) and (y), accrued and unpaid interest thereon, accrued and unpaid fees and all other amounts due and payable to it hereunder and/or (C) require such Disqualified Person to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 10.07), all of its interests, rights and obligations under this Agreement to one or more Eligible Assignees at the lesser of (x) par and (y) the amount that such Disqualified Person paid to acquire such Loans, plus in the case of each of clauses (x) and (y), accrued and unpaid interest thereon, accrued and unpaid fees and all other amounts due and payable to it hereunder; provided that (I) in the case of clauses (A) and (B), the Borrower shall be liable to the relevant Disqualified Person under Section 3.05 if any Eurocurrency Rate Loan owing to such Disqualified Person is repaid or purchased other than on the last day of the Interest Period relating thereto and (II) in the case of clause (C), the relevant assignment shall otherwise comply with this Section 10.07 (except that no registration and processing fee required under this Section 10.07 shall be required with any assignment pursuant to this paragraph). Nothing in this Section 10.07(b) shall be deemed to prejudice any right or remedy that Holdings or the Borrower may otherwise have at law or equity. Each Lender acknowledges and agrees that Holdings and its Subsidiaries will suffer irreparable harm if such Lender breaches any obligation under this Section 10.07 insofar as such obligation relates to any assignment or participation to any Disqualified Person. Additionally, each Lender agrees that Holdings and/or the Borrower may seek to obtain specific performance or other equitable or injunctive relief to enforce this paragraph against any Disqualified Person and the immediately following paragraph of this Section 10.07 against any Disqualified Person, in each case with respect to such breach without posting a bond or presenting evidence of irreparable harm.

(v)        Notwithstanding anything to the contrary contained in this Agreement, each Disqualified Person (A) will not (x) have the right to receive information, reports or other materials provided to Lenders by the Borrower, the Administrative Agent or any Lender, (y) attend or participate in conference calls or meetings participated in or attended by the Lenders and the Administrative Agent, or (z) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders and (B) (x) for purposes of determining whether the Required Lenders have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document, or (iii) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, shall not have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action, and all Loans held by any Disqualified Person shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders or all Lenders have taken any actions, except that no amendment, modification or waiver of any Loan Document shall, without the consent of the applicable Disqualified Person, deprive any Disqualified Person of its pro rata share of any payment to which all Lenders of the applicable Class of Loans are entitled and (y) for purposes of voting on any plan of reorganization, plan of liquidation or similar dispositive restructuring plan pursuant to any Debtor Relief Laws (a “Reorganization Plan”) each Disqualified Person party hereto hereby agrees (1) not to vote on such Reorganization Plan, (2) if such Disqualified Person does vote on such Reorganization Plan notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such Reorganization Plan in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other Debtor Relief Laws) and (3) not to contest any request by any party for a determination by the court adjudicating over the applicable case or proceeding under the applicable Debtor Relief Law (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).

(c)        The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it, and each notice of cancellation of any Loans delivered by the Borrower pursuant to Section 10.07(k) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) of the Loans owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent and any Lender (solely with respect to itself), at any reasonable time and from time to time upon reasonable prior notice. This Section 10.07(c) and Section 2.11 shall be construed so that all Loans are at all times maintained in “registered form” within the meaning of Section 163(f), 871(h)(2) and 881(c)(2) of the Code and any related Treasury Regulations (or any other relevant or successor provisions of the Code or of such Treasury Regulations).

(d)        Any Lender may at any time sell participations to any Person (other than a natural person, a Disqualified Institution or a Defaulting Lender) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or the other Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (a) through (f) of the first proviso to Section 10.01 that requires the affirmative vote of such Lender. Subject to Section 10.07(f), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender (subject, for the avoidance of doubt, to the limitations and requirements of those Sections (including Section 3.01(d)) applying to each Participant as if it were a Lender, and it being understood that the documentation required under Section 3.01(d) shall be delivered to the participating Lender) and had acquired its interest by assignment pursuant to Section 10.07(c). To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(e)        A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent such entitlement to a greater payment results from the adoption or a change of any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after such Participant became a Participant.

(f)        Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)        Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof and (iii) such SPC and the applicable Loan or any applicable part thereof, shall be appropriately reflected in the Participant Register. Each party hereto hereby agrees that (i) an SPC shall be entitled to the benefit of Sections 3.01, 3.04 and 3.05 (subject to the requirements and the limitations of such Sections and it being understood that the documentation required under Section 3.01(d) shall be delivered to the Granting Lender), but neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement except, in the case of Section 3.01, to the extent that the grant to the SPC was made with the prior written consent of the Borrower (not to be unreasonably withheld or delayed; for the avoidance of doubt, the Borrower shall have a reasonable basis for withholding consent if an exercise by an SPC immediately after the grant would result in materially increased indemnification obligation to the Borrower at such time) or such entitlement to a greater payment results from the adoption or a change of any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the grant to the SPC occurred, (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(h)        Notwithstanding anything to the contrary contained herein, without the consent of the Borrower or the Administrative Agent, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(i)        [reserved].

(j)        [reserved].

(k)        Any Lender may, so long as no Default or Event of Default has occurred and is continuing, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to Holdings or the Borrower through (x) Dutch auctions or other offers to purchase open to all Lenders on a pro rata basis consistent with the procedures set forth in Section 2.05(a)(v) or (y) notwithstanding Sections 2.12 and 2.13 or any other provision in this Agreement, open market purchase on a non-pro rata basis; provided, further, that:

(i)        [reserved];

(ii)        if Holdings is the assignee, upon such assignment, transfer or contribution, Holdings shall automatically be deemed to have contributed the principal amount of such Term Loans, plus all accrued and unpaid interest thereon, to the Borrower;

(iii)        (a) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon, so contributed, assigned or transferred to the Borrower shall be deemed automatically cancelled and extinguished on the date of such contribution, assignment or transfer, (b) the aggregate outstanding principal amount of Term Loans of the remaining Lenders shall reflect such cancellation and extinguishing of the Term Loans then held by the Borrower and (c) the Borrower shall promptly provide notice to the Administrative Agent of such contribution, assignment or transfer of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register; and

(iv)        purchases of Term Loans shall not be funded with the proceeds of Revolving Loans.

(l)        The aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans purchased by the Borrower (and subsequently cancelled hereunder) pursuant to Section 10.07(k) and the principal repayment installments with respect to the Term Loans of such Class pursuant to Section 2.07 shall be reduced pro rata by the par value of the aggregate principal amount of Term Loans so purchased or contributed (and subsequently cancelled), with such reduction being applied solely to the Term Loans of the Lenders which sold such Term Loans.

Section 10.08        Confidentiality.

Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ managers, administrators, directors, officers, employees, trustees, partners, investors, investment advisors and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any Governmental Authority or self-regulatory authority having or asserting jurisdiction over such Person (including any Governmental Authority regulating any Lender or its Affiliates), provided that the Administrative Agent or such Lender, as applicable, agrees that it will notify the Borrower prior to any such disclosure by such Person to the extent practicable (other than at the request of a regulatory authority or any self-regulatory authority having or asserting jurisdiction over such Person) unless such notification is prohibited by law, rule or regulation; (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process, provided that the Administrative Agent or such Lender, as applicable, agrees that it will notify the Borrower as soon as practicable in the event of any such disclosure by such Person (other than at the request of a regulatory authority or any self-regulatory authority having or asserting jurisdiction over such Person) unless such notification is prohibited by law, rule or regulation; (d) to any other party to this Agreement; (e) subject to an agreement containing provisions at least as restrictive as those of this Section 10.08 (or as may otherwise be reasonably acceptable to the Borrower), to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Eligible Assignee invited to be an Additional Lender, any pledgee referred to in Section 10.07(g), or any actual or prospective direct or indirect counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations; (f) with the written consent of the Borrower; (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08 or becomes available to the Administrative Agent, any Arranger, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than a Loan Party or a Sponsor or their respective related parties (so long as such source is not known to the Administrative Agent, such Arranger, such Lender or any of their respective Affiliates to be bound by confidentiality obligations to any Loan Party); (h) to any rating agency when required by it on a customary basis and after consultation with the Borrower (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to Loan Parties and their Subsidiaries received by it from such Lender); (i) in connection with the exercise of any remedies hereunder, under any other Loan Document or the enforcement of its rights hereunder or thereunder; or (j) to the extent such Information is independently developed by such Person or its Affiliates so long as not based on Information obtained in a manner that would otherwise violate this Section 10.08.

For purposes of this Section, “Information” means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof other than as a result of a breach of this Section 10.08; provided that all information received after the Closing Date from Holdings, the Borrower or any of its Subsidiaries shall be deemed confidential unless such information is clearly identified at the time of delivery as not being confidential.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning Holdings or any of its Subsidiaries, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including Canadian and United States Federal and provincial and state securities Laws.

Section 10.09        Setoff.

In addition to any rights and remedies of the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Lender and its Affiliates (and the Administrative Agent, in respect of any unpaid fees, costs and expenses payable hereunder) is authorized at any time and from time to time, without prior notice to the Borrower, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party and each of its Subsidiaries) to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held by, and other Indebtedness at any time owing by, such Lender and its Affiliates or the Administrative Agent to or for the credit or the account of the respective Loan Parties and their Subsidiaries against any and all Obligations (other than, with respect to any Guarantor, Excluded Swap Obligations of such Guarantor) owing to such Lender and its Affiliates or the Administrative Agent hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not such Agent or such Lender or Affiliate shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness; provided that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.17 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set off and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of the Administrative Agent and each Lender under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent and such Lender may have at Law.

Section 10.10        [Reserved].

Section 10.11        Counterparts; Electronic Execution of Assignments and Certain Other Documents.

This Agreement and each other Loan Document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier, .pdf or other electronic imaging means of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The Agents may also require that any such documents and signatures delivered by telecopier, .pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier, .pdf or other electronic imaging means.

The words “execution,” “signed,” “signature” and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.12        Integration; Termination.

This Agreement, together with the other Loan Documents, comprises the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Agents or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

Section 10.13        Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied (other than Secured Hedge Obligations or contingent indemnification obligations, in any such case, not then due and payable).

Section 10.14        Severability.

If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.14, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

Section 10.15        GOVERNING LAW.

(a)        THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)        ANY LEGAL ACTION OR PROCEEDING ARISING UNDER ANY THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO, OR THE TRANSACTIONS DESCRIBED HEREIN, WHETHER NOW EXISTING OR HEREAFTER ARISING, SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY (BOROUGH OF MANHATTAN) OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH LOAN PARTY, EACH AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS AND AGREES THAT IT WILL NOT COMMENCE OR SUPPORT ANY SUCH ACTION OR PROCEEDING IN ANOTHER JURISDICTION. NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED HEREIN OR IN ANY OTHER LOAN DOCUMENT WILL PREVENT ANY LENDER OR THE ADMINISTRATIVE AGENT FROM BRINGING ANY ACTION TO ENFORCE ANY AWARD OR JUDGMENT OR EXERCISE ANY RIGHT UNDER THE SECURITY DOCUMENTS OR AGAINST ANY COLLATERAL OR ANY OTHER PROPERTY OF ANY LOAN PARTY IN ANY OTHER FORUM IN WHICH JURISDICTION CAN BE ESTABLISHED. EACH LOAN PARTY, EACH AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY LOAN DOCUMENTS IN THE MANNER PROVIDED FOR NOTICES (OTHER THAN TELECOPIER) IN SECTION 10.02. NOTHING IN THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.16        WAIVER OF RIGHT TO TRIAL BY JURY.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.17        Binding Effect.

This Agreement shall become effective when (i) it shall have been executed by the Loan Parties and the Administrative Agent and (ii) the Administrative Agent shall have been notified by each Lender that each such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Loan Parties, each Agent and each Lender and their respective successors and assigns, in each case in accordance with Section 10.07 (if applicable) and except that no Loan Party shall have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lenders except as permitted by Section 7.04.

Section 10.18        USA Patriot Act.

Each Lender that is subject to the USA Patriot Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name, address and tax identification number of such Loan Party and other information regarding such Loan Party that will allow such Lender or the Administrative Agent, as applicable, to identify such Loan Party in accordance with the USA Patriot Act. This notice is given in accordance with the requirements of the USA Patriot Act and is effective as to the Lenders and the Administrative Agent.

Section 10.19        No Advisory or Fiduciary Responsibility.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Loan Party acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the other Arrangers are arm’s-length commercial transactions between the Loan Parties and their respective Affiliates, on the one hand, and the Administrative Agent, the other Arrangers and the Lenders, on the other hand, (B) each Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate and that none of the Administrative Agent, the other Arrangers or the Lenders has provided any legal, accounting, regulatory or tax advice, and (C) each Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, each other Arranger and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for each Loan Party or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, any other Arranger nor any Lender has any obligation to the Loan Parties or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent, the other Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their respective Affiliates, and neither the Administrative Agent nor any other Arranger nor any Lender has any obligation to disclose any of such interests to the Loan Parties or any of their respective Affiliates. To the fullest extent permitted by law, each Loan Party hereby waives and releases any claims that it may have against the Administrative Agent, the other Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.20        INTERCREDITOR AGREEMENTS.

(a)        PURSUANT TO THE EXPRESS TERMS OF EACH INTERCREDITOR AGREEMENT, IN THE EVENT OF ANY CONFLICT OR INCONSISTENCY BETWEEN THE TERMS OF THE RELEVANT INTERCREDITOR AGREEMENT AND ANY OF THE LOAN DOCUMENTS, THE PROVISIONS OF THE RELEVANT INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL (EXCEPT, IN THE CASE OF A CONFLICT WITH ANY PROVISION OF SUCH INTERCREDITOR AGREEMENT REFERENCING THE RIGHTS, DUTIES, PRIVILEGES, IMMUNITIES AND INDEMNITIES OF THE ADMINISTRATIVE AGENT, THE PROVISIONS OF ARTICLE IX OF THIS AGREEMENT WILL CONTROL).

(b)        EACH LENDER AUTHORIZES AND INSTRUCTS THE ADMINISTRATIVE AGENT TO ENTER INTO THE RELEVANT INTERCREDITOR AGREEMENT ON BEHALF OF SUCH LENDER, AND TO TAKE ALL ACTIONS (AND EXECUTE ALL DOCUMENTS) REQUIRED (OR DEEMED ADVISABLE) BY IT IN ACCORDANCE WITH THE TERMS OF SUCH INTERCREDITOR AGREEMENT(S). EACH LENDER AGREES TO BE BOUND BY AND WILL TAKE NO ACTIONS CONTRARY TO THE PROVISIONS OF THE RELEVANT INTERCREDITOR AGREEMENT.

(c)        THE PROVISIONS OF THIS SECTION 10.20 ARE NOT INTENDED TO SUMMARIZE ALL RELEVANT PROVISIONS OF THE RELEVANT INTERCREDITOR AGREEMENT. REFERENCE MUST BE MADE TO THE RELEVANT INTERCREDITOR AGREEMENT ITSELF TO UNDERSTAND ALL TERMS AND CONDITIONS THEREOF. EACH LENDER IS RESPONSIBLE FOR MAKING ITS OWN ANALYSIS AND REVIEW OF THE RELEVANT INTERCREDITOR AGREEMENT AND THE TERMS AND PROVISIONS THEREOF, AND NO AGENT (AND NONE OF ITS AFFILIATES) MAKES ANY REPRESENTATION TO ANY LENDER AS TO THE SUFFICIENCY OR ADVISABILITY OF THE PROVISIONS CONTAINED IN THE RELEVANT INTERCREDITOR AGREEMENT.

(d)        THE PROVISIONS OF THIS SECTION 10.20 SHALL APPLY WITH EQUAL FORCE, MUTATIS MUTANDIS, TO ANY FIRST LIEN PARI PASSU INTERCREDITOR AGREEMENT, ANY SECOND LIEN INTERCREDITOR AGREEMENT, THE REVOLVING/TERM LOAN INTERCREDITOR AGREEMENT, ANY SUBORDINATION AGREEMENT AND ANY OTHER INTERCREDITOR AGREEMENT OR ARRANGEMENT PERMITTED BY THIS AGREEMENT.

Section 10.21        Judgment Currency. If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable Law).

Section 10.22        Acknowledgment and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)        the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)        the effects of any Bail-In Action on any such liability, including, if applicable:

(i)        a reduction in full or in part or cancellation of any such liability;

(ii)        a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)        the variation of the terms of such liability in connection with the exercise of the writedown and conversion powers of any EEA Resolution Authority.

ARTICLE XI.

GUARANTEE

Section 11.01        The Guarantee.

Each Guarantor hereby jointly and severally with the other Guarantors guarantees, as a primary obligor and not as a surety, to each Secured Party and their respective successors and assigns, the prompt payment in full when due (whether at stated maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of the principal of and interest (including any interest, fees, expenses, costs or charges that would accrue but for the provisions of the Debtor Relief Laws) after any bankruptcy or insolvency petition under the Debtor Relief Laws on the Loans made by the Lenders to, and the Notes, if any, held by each Lender of, the Borrower, and all other Obligations (excluding, with respect to any Guarantor, any Excluded Swap Obligations of such Guarantor) from time to time owing to the Secured Parties by any Loan Party under any Loan Document or any Secured Hedge Agreement, strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”). The Guarantors hereby jointly and severally agree that if the Borrower or other Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Section 11.02        Obligations Unconditional.

The obligations of the Guarantors under Section 11.01 shall constitute a guaranty of payment and to the fullest extent permitted by applicable Law, are absolute, irrevocable and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations of any Loan Party under this Agreement, the Notes, if any, or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:

(i)        at any time or from time to time, without notice to the Guarantors, to the extent permitted by Law, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended, or such performance or compliance shall be waived;

(ii)        any of the acts mentioned in any of the provisions of this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted (including incurring any increase or decrease in the principal amount of the Guaranteed Obligations or the rate of interest or the fees thereon);

(iii)        the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Loan Documents or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or except as permitted pursuant to Section 11.09, any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(iv)        any Lien or security interest granted to, or in favor of, any Lender or Agent as security for any of the Guaranteed Obligations shall fail to be perfected; or

(v)        the release of any other Guarantor pursuant to Section 11.09.

To the fullest extent permitted by Law, the Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and, all notices whatsoever, and any requirement that any Secured Party exhaust any right, power or remedy or proceed against the Borrower under this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein, or against any other Person under any other guarantee of, or security for, any of the Guaranteed Obligations. The Guarantors waive, to the fullest extent permitted by Law, any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Secured Party upon this Guarantee or acceptance of this Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between the Borrower and the Secured Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. This Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by Secured Parties, and the obligations and liabilities of the Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Secured Parties or any other Person at any time of any right or remedy against the Borrower or against any other Person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Guarantors and the successors and assigns thereof, and shall inure to the benefit of the Lenders, and their respective successors and assigns, notwithstanding that from time to time during the term of this Agreement there may be no Guaranteed Obligations outstanding.

Section 11.03        Reinstatement.

The obligations of the Guarantors under this Article XI shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrower or any other Loan Party in respect of the Guaranteed Obligations is rescinded, avoided, or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of, or in connection with, any case or proceeding in bankruptcy or reorganization or otherwise under any Debtor Relief Law. The Guarantors jointly and severally agree that they will indemnify each Secured Party on demand for all reasonable costs and expenses (including Attorney Costs) incurred by such Secured Party in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

Section 11.04        Subrogation; Subordination.

Each Guarantor hereby agrees that until the indefeasible payment and satisfaction in full in cash of all Guaranteed Obligations and the expiration and termination of the Commitments of the Lenders under this Agreement it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 11.01, whether by subrogation or otherwise, against the Borrower or any other Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations. The payment of any amounts due with respect to any Indebtedness of any Loan Party now or hereafter owing to any Guarantor by reason of any payment by such Guarantor under the Guarantee in Section 11.01 is hereby postponed and subordinated to the prior indefeasible payment in full in cash of the Guaranteed Obligations. Each Guarantor agrees that it will not demand, sue for or otherwise attempt to collect any such indebtedness of any Loan Party to such Guarantor until the Guaranteed Obligations shall have been indefeasibly paid in full in cash. If, notwithstanding the foregoing sentence, any Guarantor shall, prior to the indefeasible payment in full in cash of the Guaranteed Obligations, collect, enforce or receive any amounts in respect of such indebtedness, such amounts shall be collected, enforced and received by such Guarantor as trustee for Secured Parties and be paid over to Administrative Agent on account of the Guaranteed Obligations. Any Indebtedness of any Loan Party to any Non-Loan Party permitted pursuant to Section 7.03(b)(ii) or 7.03(d) shall be subordinated to such Loan Party’s Obligations.

Section 11.05        Remedies.

The Guarantors jointly and severally agree that, as between the Guarantors and the Lenders, the obligations of the Borrower under this Agreement and the Notes, if any, may be declared to be forthwith due and payable as provided in Section 8.02 (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 8.02) for purposes of Section 11.01, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against the Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrower) shall forthwith become due and payable by the Guarantors for purposes of Section 11.01.

Section 11.06        Instrument for the Payment of Money.

Each Guarantor hereby acknowledges that the guarantee in this Article XI constitutes an instrument for the payment of money, and consents and agrees that any Lender or Agent, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213.

Section 11.07        Continuing Guarantee.

The guarantee in this Article XI is a continuing guarantee of payment, and shall apply to all Guaranteed Obligations whenever arising.

Section 11.08        General Limitation on Guarantee Obligations.

In any action, case or proceeding involving any federal, provincial or state corporate limited partnership or limited liability company law, or any applicable federal, provincial, state or foreign bankruptcy, insolvency, reorganization, Debtor Relief Law, or other Law affecting the rights of creditors generally, if the obligations of any Subsidiary Guarantor under Section 11.01 would otherwise be held or determined to be void, voidable, avoidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 11.01 or otherwise, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Subsidiary Guarantor, any Loan Party or any other Person, be automatically limited and reduced to the highest amount (after giving effect to the right of contribution established in Section 11.10, but before giving effect to any other guarantee) that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action, case or proceeding.

Section 11.09        Release of Guarantors.

If, in compliance with the terms and provisions of the Loan Documents, (i) all or substantially all of the Equity Interests or property of any Subsidiary Guarantor are sold or otherwise transferred to a Person or Persons none of which is a Loan Party in a transaction permitted hereunder or (ii) any Subsidiary Guarantor becomes an Excluded Subsidiary as a result of a transaction or designation permitted hereunder (any such Subsidiary Guarantor, and any Subsidiary Guarantor referred to in clause (i), a “Transferred Guarantor”), such Transferred Guarantor shall, upon the consummation of such sale or transfer or other transaction, be automatically released from its obligations under this Agreement (including under Section 10.05 hereof) and its obligations to pledge and grant any Collateral owned by it pursuant to any Collateral Document and, in the case of a sale of all or substantially all of the Equity Interests of the Transferred Guarantor, the pledge of such Equity Interests to the Administrative Agent pursuant to the Collateral Documents shall be automatically released, and, so long as the Borrower shall have provided the Agents such certifications or documents as any Agent shall reasonably request, the Administrative Agent shall take such actions as are necessary to effect each release described in this Section 11.09 in accordance with the relevant provisions of the Collateral Documents; provided, however, that the release of any Subsidiary Guarantor from its obligations under this Agreement if such Subsidiary Guarantor becomes an Excluded Subsidiary of the type described in clause (a) of the definition thereof shall only be permitted if at the time such Subsidiary Guarantor becomes an Excluded Subsidiary of such type (1) no Default or Event of Default shall have occurred and be continuing, (2) after giving pro forma effect to such release and the consummation of the transaction that causes such Person to be an Excluded Subsidiary of such type, the Borrower is deemed to have made a new Investment in such Person (as if such Person were then newly acquired) and such Investment is permitted at such time and (3) a Responsible Officer of the Borrower certifies to the Administrative Agent compliance with preceding clauses (1) and (2); provided, further, that no such release shall occur if such Subsidiary Guarantor continues to be a guarantor in respect of any Incremental Equivalent Debt, any Refinancing Equivalent Debt, any Specified Junior Financing Obligation or any Permitted Refinancing in respect of any of the foregoing.

Subject to the immediately preceding paragraph of this Section 11.09, the Guarantees made herein shall remain in full force and effect so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Secured Hedge Obligations) hereunder which is accrued and payable shall remain unpaid or unsatisfied.

Section 11.10        Right of Contribution.

Each Guarantor hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder which has not paid its proportionate share of such payment. Each Subsidiary Guarantor’s right of contribution shall be subject to the terms and conditions of Section 11.04. The provisions of this Section 11.10 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Administrative Agent and the Lenders, and each Subsidiary Guarantor shall remain liable to the Administrative Agent and the Lenders for the full amount guaranteed by such Subsidiary Guarantor hereunder.

Section 11.11        Keepwell.

Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Guaranty in respect of any Swap Obligation (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 11.11 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 11.11, or otherwise under this Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 11.11 shall remain in full force and effect until the payment in full and discharge of the Guaranteed Obligations. Each Qualified ECP Guarantor intends that this Section 11.11 constitute, and this Section 11.11 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Guarantor for all purposes of section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

Section 11.12        Independent Obligations.

The obligations of each Guarantor hereunder are independent of the obligations of any other Guarantor, any other party or the Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor whether or not action is brought against any other guarantor, any other party or the Borrower and whether or not any other guarantor, any other party or the Borrower be joined in any such action or actions. Each Guarantor waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by the Borrower or other circumstance which operates to toll any statute of limitations as to the Borrower shall operate to toll the statute of limitations as to the Guarantors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Chief Financial Officer

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

BRP INC.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Chief Financial Officer

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

BRP R&D SERVICES INC.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Authorized Person

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

[Signature Page to BRP Term Loan Restatement Agreement]

BRP US INC.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Authorized Person

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

BRP US MANAGEMENT SERVICES, INC.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Chief Financial Officer

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

[Signature Page to BRP Term Loan Restatement Agreement]

BRP QUERETARO S.A. DE C.V.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Authorized Person

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

BRP MEXICO S.A. DE C.V.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Authorized Person

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

BRP MEXICAN DISTRIBUTION S.A. DE C.V.

By: (s) Sébastien Martel
Name: Sébastien Martel
Title: Authorized Person

By: (s) Martin Langelier
Name: Martin Langelier
Title: Authorized Person

[Signature Page to BRP Credit Agreement]

BANK OF MONTREAL, as Administrative Agent and as a Lender

By: (s) Richard Belzil
Name: Richard Belzil
Title: Director

[Signature Page to BRP Credit Agreement]